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TABLE OF CONTENTS 3

FILE PURSUANT TO RULE 424(b)(4) REGISTRATION NO. 333-110095

PROSPECTUS

2,306,000 Shares

Crosstex Energy, Inc.

Common Stock

        This is an initial public offering of 2,306,000 shares of common stock of Crosstex Energy, Inc. The selling stockholders are selling all of the shares. We will not receive any proceeds from the sale of the shares of common stock by any selling stockholder. Crosstex Energy, Inc. owns and controls the general partner of Crosstex Energy, L.P., a publicly-traded limited partnership engaged in the gathering, transmission, treating, processing and marketing of natural gas, and a 54.3% limited partner interest in Crosstex Energy, L.P.

        Before the offering, there has been no public market for our common stock. The shares have been approved for listing on the Nasdaq National Market under the symbol "XTXI."

Investing in our common stock involves risk.
See "Risk Factors" beginning on page 12.

PRICE $19.50 PER SHARE

	Per Share	Total
Initial public offering price	$19.50	$44,967,000
Underwriting discount	$1.26	$2,905,560
Proceeds, before expenses, to the selling stockholders	$18.24	$42,061,440

        We have granted the underwriters a 30-day option to purchase up to an additional 345,900 shares of common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about January 16, 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.

Raymond James

RBC Capital Markets

Prospectus dated January 13, 2004

We own and control the general partner of, and a 54.3% limited partner interest in, Crosstex Energy, L.P. Our cash flow is derived almost exclusively from our ownership of partnership interests in Crosstex Energy, L.P.

CROSSTEX ENERGY, L.P.
Major Asset Locations

Oklahoma
Arkansas
Tennessee
Mississippi
Alabama
Florida
Louisiana
Texas
Mexico
Arkoma Gathering System
Black Warrior Pipeline System
Seminole Gas Processing Plant
AIM Pipeline System
Pandale Gathering System and Will O Mills Treating Plant
Conroe Gas Plant and Gathering System
Vanderbilt System
Gulf Coast System
Gregory Processing Plant and Gathering System
Corpus Christi System
Legend
Gas Processing Plants
Treating Plants
Other Gathering Systems
AIM Pipeline System
Arkoma Gathering System
Black Warrior Pipeline System
Corpus Christi System
Gregory Processing Plant and Gathering System
Gulf Coast System
Pandale Gathering System
Vanderbilt System

PROSPECTUS SUMMARY
Crosstex Energy, Inc.
Crosstex Energy, L.P.
Overview
Recent Developments
Summary of Risk Factors
Risks Inherent in an Investment in Us
Risks Related to Crosstex Energy, L.P.'s Business
Corporate Structure and Management
The Offering
Summary Historical and Pro Forma Financial and Operating Data
RISK FACTORS
Risks Inherent in an Investment in Us
Our cash flow consists almost exclusively of distributions from Crosstex Energy, L.P.
Crosstex Energy, L.P. could be treated as a corporation for federal income tax purposes, which would substantially reduce the amount of our cash dividends and our stock price
The amount of cash distributions from the Partnership that we will be able to distribute to you will be reduced by our expenses, including federal corporate income taxes and the costs of being a public company, and reserves for future dividends
We are largely prohibited from engaging in activities that compete with the Partnership
In our corporate charter, we have renounced business opportunities that may be pursued by the Partnership or by affiliated stockholders that hold a majority of our common stock
Substantially all of our partnership interests in the Partnership are subordinated to the common units
Although we control the Partnership, the general partner owes fiduciary duties to the Partnership and the unitholders
If the general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of the Partnership, its value, and therefore the value of our common stock, could decline
Substantially all of our partnership interests in the Partnership are not publicly traded
The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile
You may have limited liquidity for your shares of common stock. A trading market may not develop for our common stock, and you may not be able to resell your shares at the initial public offering price
The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including sales by our existing stockholders
The dividends we pay will be taxable to you
A successful IRS contest of the federal income tax positions taken by the Partnership may adversely impact the market for its common units and the costs of any contest will be borne by the Partnership and, therefore, indirectly by us and the other unitholders
The Partnership will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units that we hold
The Partnership is registered as a tax shelter. This may increase the risk of an IRS audit of the Partnership and of us
Our governing documents, other agreements and the presence of controlling stockholders may frustrate beneficial transactions

i

The Partnership may issue additional units, including units senior to the subordinated units we own, which may increase the risk that the Partnership will not have sufficient available cash to maintain or increase the per unit distribution level
We have two affiliated stockholders with a controlling interest in our company, who can determine the outcome of all matters voted upon by our stockholders
If in the future we cease to manage and control the Partnership through our direct or indirect ownership of the general partner interest in the Partnership, we may be deemed to be an investment company under the Investment Company Act of 1940
We are exposed to losses resulting from the bankruptcy of Enron Corp.
Liabilities assumed by certain of our subsidiaries could adversely affect our ability to pay dividends to our stockholders and the price of our common stock
You will experience immediate and substantial dilution in the tangible book value of your shares
We may face risks similar to those that Crosstex Energy, L.P. faces if we acquire operations or assets independent from the Partnership
Risks Related to Crosstex Energy, L.P.'s Business
The Partnership must continually compete for natural gas supplies, and any decrease in its supplies of natural gas could reduce its ability to make distributions to its unitholders
A substantial portion of the Partnership's assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline
The Partnership's profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond its control and have been volatile
If the Partnership is unable to integrate its recent acquisitions, or if it does not continue to make acquisitions on economically acceptable terms, its future financial performance may be limited
The Partnership has limited control over the development of certain assets because it is not the operator
The Partnership expects to encounter significant competition in any new geographic areas into which it seeks to expand and its ability to enter such markets may be limited
The Partnership is exposed to the credit risk of its customers and counterparties, and a general increase in nonpayment and nonperformance by its customers could reduce its ability to make distributions to its unitholders
The Partnership may not be able to retain existing customers or acquire new customers, which would reduce its revenues and limit its future profitability
The Partnership depends on certain key customers, and the loss of any of its key customers could adversely affect its financial results
The Partnership has a limited combined operating history
Growing its business by constructing new pipelines and processing and treating facilities subjects the Partnership to construction risks and risks that natural gas supplies will not be available upon completion of the facilities
The Partnership's business involves many hazards and operational risks, some of which may not be fully covered by insurance
The Partnership's indebtedness may limit its ability to borrow additional funds, make distributions to us or capitalize on acquisitions or other business opportunities
Federal, state or local regulatory measures could adversely affect the Partnership's business
The Partnership's business involves hazardous substances and may be adversely affected by environmental regulation
The Partnership's use of derivative financial instruments has in the past, and could in the future, result in financial losses or reduce its income
Due to the Partnership's lack of asset diversification, adverse developments in its gathering, transmission, treating, processing and producer services businesses would reduce its ability to make distributions to its unitholders
The Partnership's success depends on key members of its management, the loss of whom could disrupt its business operations

FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
DIVIDEND POLICY
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Commodity Price Risks
Results of Operations
Critical Accounting Policies
Liquidity and Capital Resources
Description of Indebtedness
Inflation
Environmental
Recent Accounting Pronouncements
Quantitative and Qualitative Disclosures About Market Risk
BUSINESS
CROSSTEX ENERGY, INC.
CROSSTEX ENERGY, L.P.
Overview
Competitive Strengths
Business Strategy
Industry Overview
Operations
Risk Management
Competition
Natural Gas Supply
Regulation
Environmental Matters
Title to Properties
Executive Offices
Employees
Litigation
MANAGEMENT
Crosstex Energy, Inc.
Crosstex Energy, L.P.
Board Committees
Compensation Of Directors
Compensation Committee Interlocks and Insider Participation
Executive Officer Compensation
Option Grants
Option Exercises and Year-End Option Values
Long-Term Incentive Plan
SECURITY OWNERSHIP OF MANAGEMENT AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Relationship with Crosstex Energy, L.P.
Renunciation of Opportunities
Crosstex Energy, L.P.'s General Partner
Crosstex Energy, L.P.'s Initial Public Offering and Concurrent Transactions
Loans to Directors and Executive Officers

Indemnification of Directors and Officers
Option Cancellation
Registration Rights
Other Related Party Transactions
DESCRIPTION OF OUR CAPITAL STOCK
Common Stock
Preferred Stock
Registration Rights
Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions
Delaware Business Combination Statute
Transfer Agent and Registrar
MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF CROSSTEX ENERGY, L.P.
Organization and Duration
Purpose
Issuance of Additional Securities
Voting Rights
Amendment of the Partnership Agreement
Action Relating to the Operating Partnership
Merger, Sale or Other Disposition of Assets
Termination and Dissolution
Liquidation and Distribution of Proceeds
Withdrawal or Removal of the General Partner
Transfer of General Partner Interests
Transfer of Ownership Interests in the General Partner
Transfer of Incentive Distribution Rights
Change of Management Provisions
Limited Call Right
Indemnification
Registration Rights
Cash Distribution Policy
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
Our Tax Treatment
Tax Consequences of Share Ownership
Tax-Exempt Organizations and Other Investors
Taxation of Crosstex Energy, L.P.
Certain Differences between an Investment in Our Stock and an Investment in Common Units of Crosstex Energy, L.P.
Information Reporting and Backup Withholding
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

APPENDIX A—GLOSSARY OF TERMS

GUIDE TO READING THIS PROSPECTUS

        The following information should help you understand some of the conventions used in this prospectus.

  •
  References in this prospectus to "Crosstex Energy, Inc.," "we," "ours," "us," or like terms refer to Crosstex Energy, Inc. and its subsidiaries on a consolidated basis. References to "our predecessor" refer to Crosstex Energy Services, Ltd. The selling stockholders are offering shares of common stock of Crosstex Energy, Inc.

  •
  References in this prospectus to "Crosstex Energy, L.P.," the "Partnership," or like terms when used in the present tense, prospectively or for historical periods since December 2002 refer to Crosstex Energy, L.P. and its operating subsidiaries. References to "Crosstex Energy, L.P.'s predecessor," the "Partnership's predecessor" or like terms refer to Crosstex Energy Services, Ltd. Substantially all of the assets of Crosstex Energy Services, Ltd. were transferred to Crosstex Energy, L.P. at the closing of its initial public offering in December 2002.

  •
  References in this prospectus to "Crosstex Energy GP, L.P.," the "general partner," the "Partnership's general partner" or like terms refer to Crosstex Energy GP, L.P. Crosstex Energy GP, L.P. is the general partner of Crosstex Energy, L.P.

        For ease of reference, a glossary of some terms used in this prospectus is included in this prospectus as Appendix A.

        Unless otherwise specified, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

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PROSPECTUS SUMMARY

        The summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and notes to those financial statements. You should read "Summary of Risk Factors" beginning on page 6 and "Risk Factors" beginning on page 12 for more information about important factors that you should consider before buying shares of common stock.

Crosstex Energy, Inc.

        Our assets consist almost exclusively of partnership interests in Crosstex Energy, L.P. (NASDAQ symbol: XTEX), a publicly traded limited partnership engaged in the gathering, transmission, treating, processing and marketing of natural gas. These partnership interests consist of the following:

  •
  333,000 common units and 4,667,000 subordinated units, representing a 54.3% limited partner interest in the Partnership; and

  •
  100% ownership interest in Crosstex Energy GP, L.P., the general partner of the Partnership, which owns a 2.0% general partner interest and all of the incentive distribution rights in the Partnership.

        Our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. The Partnership is required by its partnership agreement to distribute all its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of the Partnership's business or to provide for future distributions. The Partnership paid a distribution of $0.70 per unit for the quarter ended September 30, 2003, resulting in a quarterly distribution to us of $4,016,798, consisting of the following:

  •
  $3,500,000 on the common units and subordinated units;

  •
  $136,686 on the 2.0% general partner interest; and

  •
  $380,112 on the incentive distribution rights.

The incentive distribution rights entitle us to receive an increasing percentage of cash distributed by the Partnership as certain target distribution levels are reached. Specifically, they entitle us to receive 13.0% of all cash distributed in a quarter after each unit has received $0.50 for that quarter, 23.0% of all cash distributed after each unit has received $0.625 for that quarter and 48.0% of all cash distributed after each unit has received $0.75 for that quarter. For a more detailed description of cash distributions on the partnership interests of Crosstex Energy, L.P., please see "Material Provisions of the Partnership Agreement of Crosstex Energy, L.P.—Cash Distribution Policy" beginning on page 113.

        We intend to pay to our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash, including:

  •
  federal income taxes, which we are required to pay because we are taxed as a corporation;

  •
  the expenses of being a public company;

  •
  other general and administrative expenses;

  •
  capital contributions to the Partnership upon the issuance by it of additional partnership securities in order to maintain the general partner's 2.0% general partner interest; and

  •
  reserves our board of directors believes prudent to maintain, including reserves equal to the benefit we will receive in 2004 from our existing net operating loss carryforwards.

For a discussion of our net operating loss carryforwards please see "Material Federal Income Tax Consequences—Our Tax Treatment" beginning on page 123.

        Based on the current distribution policy of the Partnership, our expected federal income tax liabilities disregarding our net operating loss carryforwards which we expect to utilize in 2004 and our expected level of other expenses and reserves that our board of directors believes prudent to maintain, we expect that our initial quarterly dividend rate will be $0.30 per share. If the Partnership is successful in implementing its business strategy and increasing distributions to its partners, we would generally expect to increase dividends to our stockholders, although the timing and amount of any such increased dividends will not necessarily be comparable to the increased Partnership distributions. We expect to pay a pro rated dividend for the portion of the first quarter of 2004 that we are public on or about May 15, 2004 to holders of record on March 21, 2004. However, we cannot assure you that any dividends will be declared or paid. See "Dividend Policy" on page 32.

        The Partnership's strategy is to increase distributable cash flow per unit by making accretive acquisitions of assets that are essential to the production, transportation and marketing of natural gas, improving the profitability of its assets by increasing their utilization while controlling costs and pursuing new construction or expansion opportunities in its core operating areas. If the Partnership is successful in implementing this strategy, we believe the total amount of cash distributions it makes will increase and our share of those distributions will also increase. The Partnership announced increases in its quarterly distribution two times since its initial public offering in December 2002. During that time, the Partnership increased the per unit quarterly cash distribution on its common and subordinated units by 40.0%, from $0.50 to $0.70. If the Partnership increased its per unit quarterly distribution to $0.80, its total quarterly distribution would increase $1,504,167 and we would receive $1,101,667, or 73.2%, of that increase. If the Partnership then issued an additional 1,000,000 units and maintained its per unit quarterly distribution at $0.80 per unit, its total quarterly distribution would increase another $923,930 and we would receive $123,930, or 13.4%, of that increase, assuming the general partner made a capital contribution to the Partnership sufficient to maintain its 2.0% general partner interest.

        So long as we own the general partner, we are prohibited by an omnibus agreement with the Partnership from engaging in the business of gathering, transmitting, treating, processing, storing and marketing natural gas and transporting, fractionating, storing and marketing natural gas liquids (NGLs), except to the extent that the Partnership, with the concurrence of a majority of its independent directors comprising its conflicts committee, elects not to engage in a particular acquisition or expansion opportunity. The Partnership may elect to forego an opportunity for several reasons, including:

  •
  the nature of some or all of the target's assets or income might affect the Partnership's ability to be taxed as a partnership for federal income tax purposes;

  •
  the board of directors of Crosstex Energy GP, LLC may conclude that some or all of the target assets are not a good strategic opportunity for the Partnership; or

  •
  the seller may desire equity, rather than cash, as consideration and may not want to accept the Partnership's units as consideration.

        We have no present intention of engaging in additional operations or pursuing the types of opportunities that we are permitted to pursue under the omnibus agreement, although we may decide to pursue them in the future, either alone or in combination with the Partnership.

Crosstex Energy, L.P.

Overview

        Crosstex Energy, L.P. is a rapidly growing independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. The Partnership connects the wells of natural gas producers in its market areas to its gathering systems, treats natural gas to remove impurities to ensure that it meets pipeline quality specifications, processes natural gas for the removal of natural gas liquids, or NGLs, transports natural gas and ultimately provides an aggregated supply of natural gas to a variety of markets. The Partnership purchases natural gas from natural gas producers and other supply points and sells that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generates gross margins based on the difference between the purchase and resale prices. In addition, the Partnership purchases natural gas from producers not connected to its gathering systems for resale and sells natural gas on behalf of producers for a fee.

        The Partnership has grown rapidly since the inception of its various predecessors in 1992 through a combination of acquisitions and the construction of new assets. Since January 2000, the Partnership has acquired and integrated 13 operations with an aggregate purchase price of approximately $143.1 million, including its $68.1 million acquisition of assets from Duke Energy Field Services, which we refer to in this prospectus as DEFS. Additionally, during the same period, the Partnership has invested in excess of $62.0 million in expansion projects and other capital expenditures. The Partnership's net income increased to $2.0 million for the year ended December 31, 2002, compared to a net loss of $0.5 million for the year ended December 31, 1998. The Partnership's net income was $9.7 million for the nine months ended September 30, 2003. The Partnership's gross margin increased to $32.7 million for the year ended December 31, 2002, compared to $2.2 million for the year ended December 31, 1998. The Partnership's gross margin was $41.2 million for the nine months ended September 30, 2003.

        The Partnership has two operating divisions, the Midstream division, which consists of its natural gas gathering, transmission, processing, marketing and producer services operations, and the Treating division, which provides natural gas treating for the removal of carbon dioxide and other contaminants. The Partnership's primary Midstream assets include systems located along the Texas Gulf Coast and in south-central Mississippi, which, in the aggregate, consist of approximately 2,500 miles of gathering and transmission pipelines, and three natural gas processing plants. After giving pro forma effect to its acquisition of assets from DEFS, for the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership would have gathered and transported approximately 501,233 MMBtu/d and 621,881 MMBtu/d of natural gas, respectively. In the Partnership's producer services operations, it purchases for resale volumes of natural gas that do not move through its gathering, processing or transmission assets from over 50 independent producers. The Partnership's treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is delivered into transportation systems to ensure that the natural gas meets pipeline quality specifications.

Recent Developments

  Recent Acquisitions and Expansion

        Duke Energy Field Services.    In June 2003, the Partnership acquired various midstream assets located in Mississippi, Texas, Alabama and Louisiana from DEFS for $68.1 million in cash. The principal assets acquired were the AIM pipeline system, a 638-mile natural gas gathering and transmission system in Mississippi that serves utility and industrial customers, and a 12.4% non-operating interest in the Seminole gas processing plant, which provides carbon dioxide separation and sulfur removal services for several major oil companies in West Texas. The acquisition provided the Partnership with a new core area for growth in south-central Mississippi, expanded its presence in West Texas, increased the total miles of its pipelines from 1,700 to 2,500 and enabled it to enter the business of carbon dioxide separation. In addition, the Partnership believes that the acquisition has increased the stability of its cash flow as operating profits from the AIM pipeline system are generated through purchasing, gathering, transporting and reselling natural gas which generates margins not affected by commodity prices, and a majority of the income it receives from the Seminole gas plant is based on fixed fees for carbon dioxide separation and sulfur removal.

        Gregory Expansion.    In August 2003, the Partnership completed an expansion of its Gregory processing plant. The expansion increased the plant capacity from approximately 99,900 MMBtu/d to 166,500 MMBtu/d, at a cost of approximately $7.0 million. In addition, the Partnership has significantly reduced its exposure to commodity prices by renegotiating a number of its commodity-based contracts, where revenues were subject to fluctuating commodity prices, to fee-based contracts.

  Other Developments

        Offering.    In September 2003, the Partnership completed a public offering of 1,725,000 common units at $35.97 per common unit. The Partnership received net proceeds of approximately $59.1 million, including an approximate $1.3 million capital contribution by the general partner. The net proceeds were used by the Partnership to repay borrowings outstanding under the bank credit facility of its operating partnership.

        Bank Credit Facility.    In June 2003, the Partnership's operating partnership, Crosstex Energy Services, L.P., entered into a new $100.0 million senior secured credit facility, which matures in June 2006, consisting of a $70.0 million acquisition facility and a $30.0 million working capital and letter of credit facility. As of September 30, 2003, the operating partnership had $2.5 million of outstanding borrowings under the acquisition facility and $22.5 million of letters of credit issued under the working capital and letter of credit facility. In October 2003, the Partnership increased the limit on its working capital and letter of credit facility to $50.0 million.

        Secured Notes Offering.    In June 2003, the operating partnership entered into a master shelf agreement with an institutional lender pursuant to which it issued $30.0 million of senior secured notes with an interest rate of 6.95% and a maturity of seven years. In July 2003, the operating partnership issued $10.0 million of senior secured notes pursuant to the master shelf agreement with an interest rate of 6.88% and a maturity of seven years. The senior secured notes are guaranteed by the operating partnership's subsidiaries and the Partnership. The operating partnership used the net proceeds from the senior notes offering to repay indebtedness under its bank credit facility.

Comparison of Rights of Holders of Our Common Stock and the Partnership's Common Units

        Our shares of common stock and the Partnership's common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our shares and the common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

  •
  common unitholders have a priority over the subordinated units and the incentive distribution rights during the subordination period with respect to Partnership distributions;

  •
  we participate in the general partner's distributions and the incentive distribution rights and the common unitholders do not; and

  •
  we and our stockholders are taxed differently from the Partnership and its common unitholders.

        An investment in common units of a partnership is inherently different from an investment in common stock of a corporation. The following table compares certain features of the Partnership's common units and our shares of common stock.

Partnership's Common Units	Our Shares
Distributions and Dividends	During the subordination period, common units have a priority over other units to a minimum quarterly distribution, or MQD, from the Partnership's distributable cash flow. In addition, during the subordination period common units carry arrearage rights, which are similar to cumulative rights on preferred stocks. If the MQD is not paid, the Partnership must pay all arrearages in addition to the current MQD before distributions are made on the subordinated units or the incentive distribution rights.	We intend to pay our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash. Our stockholders will not be entitled to any arrearages if dividends are not paid.

Currently, most of the cash distributions we receive from the Partnership are paid on our 333,000 common units and 4,667,000 subordinated units. During the subordination period, the subordinated units will not receive any distributions in a quarter until the Partnership has paid the MQD of $0.50 per unit, plus any arrearages in the payment of the MQD from prior quarters, on all of the outstanding common units. Distributions on the subordinated units are, therefore, more uncertain than distributions on the common units.
Common unitholders do not participate in the distributions to the general partner or the incentive distribution rights.
In addition, through our ownership of the Partnership's general partner, we participate in the distributions to the general partner pursuant to the 2.0% general partner interest and the incentive distribution rights. If the Partnership is successful in implementing its strategy to increase distributable cash flow, our income from these rights may increase in the future. However, no distributions may be made on the incentive distribution rights until the MQD has been paid on all outstanding units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units.
Neither the subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters.

Taxation of Entity and Equity Owners	Crosstex Energy, L.P. is a flow-through entity that is not subject to an entity level federal income tax.
Our federal taxable income will be subject to a corporate level tax at a maximum rate of 35%, under current tax law. In addition, we will be allocated more taxable income relative to our Partnership distributions than the other common unitholders and the relative amount thereof may increase if the Partnership issues additional units or distributes a higher percentage of cash to the holder of the incentive distribution rights.

The Partnership expects that holders of units in the Partnership other than us will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.
Our stockholders will not report our items of income, gain, loss, and deduction on their federal income tax returns. Our stockholders will have taxable income, however, when our stockholders receive distributions of cash or property from us or when our stockholders sell shares of common stock. Under current tax law, our stockholders will have long-term capital gains taxed at a maximum rate of 15% if they sell shares of common stock held for more than one year.
Competition
The Partnership is our operating subsidiary and may, generally, engage in acquisition and development activities that expand its business and operations. If the Partnership is successful in implementing its strategy to increase distributable cash flow, distributions to common unitholders may increase.
Our assets consist almost exclusively of partnership interests in the Partnership and we have no independent operations. Thus, our financial performance and our ability to pay dividends to our stockholders is directly linked to the performance of the Partnership. Additionally, we are prohibited by an omnibus agreement with the Partnership from engaging in certain transactions that compete with the Partnership. Accordingly, our ability to diversify our sources of revenue by developing operations independent from the Partnership is significantly limited.

Summary of Risk Factors

Risks Inherent in an Investment in Us

  •
  Our cash flow consists almost exclusively of distributions from Crosstex Energy, L.P.

  •
  Crosstex Energy, L.P. could be treated as a corporation for federal income tax purposes, which would substantially reduce the amount of our cash dividends and our stock price.

  •
  The amount of cash distributions from the Partnership that we will be able to distribute to you will be reduced by our expenses, including federal corporate income taxes and the costs of being a public company, and reserves for future dividends.

  •
  We are largely prohibited from engaging in activities that compete with the Partnership.

  •
  In our corporate charter, we have renounced business opportunities that may be pursued by the Partnership or by affiliated stockholders that hold a majority of our common stock.

  •
  Substantially all of our partnership interests in the Partnership are subordinated to the common units.

  •
  Although we control the Partnership, the general partner owes fiduciary duties to the Partnership and the unitholders.

  •
  The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

  •
  You may have limited liquidity for your shares of common stock. A trading market may not develop for our common stock, and you may not be able to resell your shares at the initial public offering price.

  •
  The dividends we pay will be taxable to you.

Risks Related to Crosstex Energy, L.P.'s Business

  •
  The Partnership must continually compete for natural gas supplies, and any decrease in its supplies of natural gas could reduce its ability to make distributions to its unitholders.

  •
  A substantial portion of the Partnership's assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline.

  •
  The Partnership's profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond its control and have been volatile.

  •
  If the Partnership is unable to integrate its recent acquisitions, or if it does not continue to make acquisitions on economically acceptable terms, its future financial performance may be limited.

  •
  The Partnership has limited control over the development of certain assets because it is not the operator.

  •
  The Partnership expects to encounter significant competition in any new geographic areas into which it seeks to expand and its ability to enter such markets may be limited.

  •
  The Partnership is exposed to the credit risk of its customers and counterparties, and a general increase in nonpayment and nonperformance by its customers could reduce its ability to make distributions to its unitholders.

  •
  The Partnership may not be able to retain existing customers or acquire new customers, which would reduce its revenues and limit its future profitability.

  •
  The Partnership depends on certain key customers, and the loss of any of its key customers could adversely affect its financial results.

  •
  The Partnership has a limited combined operating history.

  •
  The Partnership's use of derivative financial instruments has in the past, and could in the future, result in financial losses or reduce its income.

  •
  Due to the Partnership's lack of asset diversification, adverse developments in its gathering, transmission, treating, processing and producer services businesses would reduce its ability to make distributions to its unitholders.

  •
  The Partnership's success depends on key members of its management, the loss of whom could disrupt its business operations.

Corporate Structure And Management

        Our principal executive offices are located at 2501 Cedar Springs, Suite 600, Dallas, Texas 75201, and our phone number is (214) 953-9500.

        The chart on the following page depicts the organization and our ownership of our subsidiaries, upon completion of this offering. We own a 100% membership interest in Crosstex Energy GP, LLC and a 99.999% limited partner interest in the general partner. Crosstex Energy GP, LLC owns a 0.001% general partner interest in the general partner. The general partner owns a 2.0% general partner interest in the Partnership and all of the Partnership's incentive distribution rights. We own a 54.3% limited partner interest in the Partnership.

OWNERSHIP OF CROSSTEX ENERGY, INC.

(1)
For more information on the ownership of Crosstex Energy, Inc., please see "Security Ownership of Management and Selling Stockholders" beginning on page 92.

THE OFFERING

Securities offered	2,306,000 shares of common stock.
2,651,900 shares of common stock if the underwriters exercise their over-allotment option in full.
Shares of common stock outstanding after offering
Concurrently with the closing of this offering, we will implement a two-for-one common stock split, effected in the form of a stock dividend. After the closing of this offering, we will have 11,733,348 shares of common stock outstanding, which includes 9,427,348 shares owned by the selling stockholders and other existing stockholders which are not presently registered under the Securities Act of 1933 and are subject to holding periods and volume limitations on resale under Rule 144.
Use of proceeds
We will not receive any proceeds from the sale of the shares of common stock by any selling stockholder. The selling stockholders will use a portion of the net proceeds received by them to retire outstanding notes held by us. We intend to use any proceeds from the exercise of the underwriters' over-allotment option for general corporate purposes. See "Use of Proceeds" on page 29.
Exchange listing	The shares have been approved for listing on the Nasdaq National Market under the symbol "XTXI."
Cash dividends
We intend to pay our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash. Based on the current distribution policy of the Partnership, our expected federal income tax liabilities disregarding our net operating loss carryforwards which we expect to utilize in 2004, our expected level of other expenses and reserves that our board of directors believes prudent to maintain, we expect that our initial quarterly dividend rate will be $0.30 per share. If the Partnership is successful in implementing its business strategy and increasing distributions to its partners, we would generally expect to increase dividends to our stockholders, although the timing and amount of any such increased dividends will not necessarily be comparable to the increased Partnership distributions. We expect to pay a pro rated dividend for the portion of the first quarter of 2004 that we are public on or about May 15, 2004 to holders of record on March 21, 2004. See "Dividend Policy" on page 32.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table sets forth summary historical financial and operating data for Crosstex Energy, Inc. as of and for the dates and periods indicated and summary pro forma financial and operating data for us as of and for the year ended December 31, 2002 and the nine months ended September 30, 2003. The summary historical financial data for the years ended December 31, 2001 and 2002 and the eight months ended December 31, 2000 are derived from the audited financial statements of Crosstex Energy, Inc. The selected financial data for the four months ended April 30, 2000 are derived from the audited financial statements of Crosstex Energy Services, Ltd. and its predecessor. The summary historical financial data for the nine months ended September 30, 2002 and 2003 are derived from our unaudited financial statements and, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information.

        We have no separate operating activities apart from those conducted by the Partnership, and our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. Accordingly, the summary historical financial data set forth in the following table primarily reflects the operating activities and results of operations of the Partnership. Since we control the general partner, we reflect our ownership interest in the Partnership on a consolidated basis, which means that our financial results are combined with the Partnership's financial results and the results of our other subsidiaries. The interest owned by non-controlling partners in the Partnership is reflected as a liability on our balance sheet and the non-controlling partner's share of income for the Partnership is reflected as an expense in our results of operations.

        As described in our historical financial statements, the investment in the Partnership's predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership and the creation of a new partnership with the same organization, purpose, assets and liabilities. Accordingly, the audited financial statements for 2000 are divided into the four months ended April 30, 2000 and the eight months ended December 31, 2000 because a new basis of accounting was established effective May 1, 2000 to give effect to the Yorktown transaction. In addition, the summary historical financial and operating data include the results of operations of the Arkoma system beginning in September 2000, the Gulf Coast system beginning in September 2000 and the CCNG system, which includes the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, beginning in May 2001.

        The summary pro forma financial and operating data reflect Crosstex Energy, Inc.'s consolidated historical operating results as adjusted for the Partnership's DEFS acquisition, the Partnership's senior secured note offerings, the Partnership's September 2003 offering of common units, this offering and the conversion of our outstanding preferred stock to common stock, our two-for-one common stock split, effected in the form of a stock dividend, and our cancellation of shares held in treasury, each of which will occur concurrently with the closing of this offering, and the Partnership's initial public offering. The summary pro forma financial data is derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes that this offering and the conversion of our outstanding preferred stock to common stock occurred on September 30, 2003. The pro forma statements of operations assume that the Partnership's DEFS acquisition, the Partnership's senior secured note offerings, the Partnership's September 2003 offering of common units, the Partnership's initial public offering, this offering, the conversion of our outstanding preferred stock to common stock, our two-for-one common stock split, effected in the form of a stock dividend, and our cancellation of shares held in treasury, occurred on January 1, 2002. For a description of all of the assumptions used in preparing the summary pro forma financial data, you should read the notes to the pro forma financial statements. The pro forma financial and operating data should not be considered as indicative of the historical results Crosstex Energy, Inc. would have had or the future results that we will have after this offering.

        We derived the information in the following table from, and that information should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 35.

	Crosstex Energy, Inc.(1)
	Predecessor	Historical					Pro Forma as Adjusted
					Unaudited		Unaudited
	Four Months Ended April 30,	Eight Months Ended December 31,	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2000	2000	2001	2002	2002	2003	2002	2003
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Midstream	$3,591	$88,008	$362,673	$437,676	$311,453	$747,270	$574,931	$853,592
Treating	5,947	17,392	24,353	14,817	10,631	15,750	14,817	15,750

Total revenues	9,538	105,400	387,026	452,493	322,084	763,020	589,748	869,342

Operating costs and expenses:
Midstream purchased gas	2,746	83,672	344,755	413,982	294,025	715,514	534,948	813,352
Treating purchased gas	4,731	14,876	18,078	5,767	3,996	6,311	5,767	6,311
Operating expenses	544	1,796	7,430	10,479	7,732	13,061	15,761	16,159
General and administrative	810	2,010	5,914	8,604	6,299	7,392	8,604	7,392
Stock based compensation	8,802	—	—	41	33	4,649	41	4,649
Impairments	—	—	2,873	4,175	3,150	—	4,175	—
(Profit) loss on energy trading activities	(638)	(1,253)	3,714	(2,703)	(2,916)	(1,491)	(2,703)	(1,491)
Depreciation and amortization	522	2,333	6,208	7,745	6,034	9,301	12,357	11,607

Total operating costs and expenses	17,517	103,434	388,972	448,090	318,353	754,737	578,950	857,979

Operating income (loss)	(7,979)	1,966	(1,946)	4,403	3,731	8,283	10,798	11,363

Other income (expense):
Interest expense, net	(79)	(530)	(2,253)	(2,381)	(2,147)	(1,978)	(2,633)	(2,351)
Other income (expense)	381	115	174	56	(27)	50	56	50

Total other income (expense)	302	(415)	(2,079)	(2,325)	(2,174)	(1,928)	(2,577)	(2,301)

Income before gain on issuance of units by the partnership, income taxes and interest of non-controlling partners in the partnership's net income	(7,677)	1,551	(4,025)	2,078	1,557	6,355	8,221	9,062
Gain on issuance of partnership units(2)	—	—	—	11,054	—	18,080	11,054	18,080
Income tax (provision) benefit	—	(679)	1,294	(7,451)	(560)	(8,833)	(8,647)	(9,036)
Interest of non-controlling partners in the partnership's net income	—	—	—	(99)	—	(3,104)	(2,825)	(5,230)

Net income (loss)	$(7,677)	$872	$(2,731)	$5,582	$997	$12,498	$7,803	$12,876

Basic earnings per common share	N/A	$0.09	$(2.50)	$1.36	$(0.62)	$5.62	$0.70	$1.10

Diluted earnings per common share	N/A	$0.09	$(2.50)	$0.98	$(0.62)	$2.04	$0.69	$1.05

Balance Sheet Data (at period end):
Working capital surplus (deficit)	$(4,005)	$5,763	$(1,555)	$(9,483)	$(10,349)	$(22,676)		$(24,176)
Property and equipment, net	10,540	37,242	84,951	111,203	92,443	197,816		197,816
Total assets	45,051	202,909	171,369	240,676	217,555	351,231		350,801
Total debt	7,000	22,000	60,000	22,550	43,300	43,250		43,250
Interest of non-controlling partners in the partnership	—	—	—	27,540	—	66,348		66,348
Stockholders' equity	3,609	39,808	42,241	57,749	54,185	66,038		64,538
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$7,380	$7,634	$(8,768)	$20,578	$15,087	$26,309
Investing activities	(2,849)	(25,643)	(52,535)	(33,240)	(12,689)	(98,643)
Financing activities	198	36,664	43,000	16,118	(2,750)	68,956
Other Financial Data:
Midstream gross margin	$845	$4,336	$17,918	$23,694	$17,428	$31,756	$39,983	$40,240
Treating gross margin	1,216	2,516	6,275	9,050	6,635	9,439	9,050	9,439

Total gross margin(3)	$2,061	$6,852	$24,193	$32,744	$24,063	$41,195	$49,033	$49,679

Operating Data (MMBtu/d):
Pipeline throughput	23,098	104,185	313,103	392,281	392,856	626,344	501,233	621,881
Natural gas processed	30,699	15,661	60,629	85,776	87,013	125,837	118,239	126,954
Treating volumes(4)	26,872	35,910	62,782	97,866	98,681	90,845	97,866	90,845

(1)
We, through our ownership interest in the Partnership, are the successor to Crosstex Energy Services, Ltd. Results of operations and balance sheet data prior to May 1, 2000 represent historical results of the predecessor to Crosstex Energy Services, Ltd. These results are not necessarily comparable to the results subsequent to May 2000 due to the new basis of accounting. There are no income tax provisions for these predecessor periods because Crosstex Energy Services, Ltd. was a limited partnership not subject to federal income taxes.
(2)
We recognized gains of $11.1 million in 2002 and $18.1 million in 2003 as a result of the Partnership issuing additional units to the public in public offerings at prices per unit greater than our equivalent carrying value.
(3)
Gross margin is defined as revenue less related cost of purchased gas.
(4)
Represents volumes for treating plants operated by the Partnership whereby its receives a fee based on the volumes treated.

RISK FACTORS

        You should consider the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus in your evaluation of an investment in our common stock.

        Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, the trading price of our shares could decline and you may lose all or part of your investment.

Risks Inherent in an Investment in Us

Our cash flow consists almost exclusively of distributions from Crosstex Energy, L.P.

        Our only cash-generating assets are our partnership interests in Crosstex Energy, L.P. Our cash flow is therefore completely dependent upon the ability of the Partnership to make distributions to its partners. The amount of cash that the Partnership can distribute to its partners, including us, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the amount of natural gas transported in its gathering and transmission pipelines;

  •
  the level of the Partnership's processing and treating operations;

  •
  the fees the Partnership charges and the margins it realizes for its services;

  •
  the price of natural gas;

  •
  the relationship between natural gas and NGL prices; and

  •
  its level of operating costs.

        In addition, the actual amount of cash the Partnership will have available for distribution will depend on other factors, some of which are beyond its control, including:

  •
  the level of capital expenditures the Partnership makes;

  •
  the cost of acquisitions, if any;

  •
  its debt service requirements;

  •
  fluctuations in its working capital needs;

  •
  restrictions on distributions contained in its bank credit facility;

  •
  its ability to make working capital borrowings under its bank credit facility to pay distributions;

  •
  prevailing economic conditions; and

  •
  the amount of cash reserves established by the general partner for the proper conduct of its business.

        Because of these factors, the Partnership may not have sufficient available cash each quarter to pay the current distribution of $0.70 per quarter or any other amount. Furthermore, you should also be aware that the amount of cash that the Partnership has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, the Partnership may be able to make cash distributions during periods when the Partnership records losses and may not be able to make cash distributions during periods when the Partnership records net income. Please read "—Risks Related to Crosstex Energy, L.P.'s Business" beginning on page 20 for a discussion of risks affecting the Partnership's ability to generate distributable cash flow.

Crosstex Energy, L.P. could be treated as a corporation for federal income tax purposes, which would substantially reduce the amount of our cash dividends and our stock price.

        The value of our investment in the Partnership depends largely on the Partnership's being treated as a partnership for federal income tax purposes, which requires that at least 90.0% of the Partnership's annual gross income be from specific activities. The Partnership may not meet this income requirement or current law may change so as to cause, in either event, the Partnership to be treated as a corporation or otherwise be subject to federal income tax.

        If the Partnership were subject to federal income tax, it would pay tax on its income at corporate rates of up to 35.0% under current law and would probably pay state income taxes as well. In that event, its distributions to us could be taxed to us as dividends and no items of income, gains, losses or deductions of the Partnership would flow through to us as a partner in the Partnership. As a result, there would be a material reduction in our anticipated cash flow and there would likely be a material decrease in the value of our shares of common stock.

The amount of cash distributions from the Partnership that we will be able to distribute to you will be reduced by our expenses, including federal corporate income taxes and the costs of being a public company, and reserves for future dividends.

        Before we can pay dividends to our shareholders, we must first pay or reserve funds for our expenses, including federal and state corporate income taxes and the costs of being a public company and other operating expenses, and reserves for future dividends. In addition, we may reserve funds in order to meet our obligation to maintain our 2.0% general partner interest by making a capital contribution to the Partnership when it issues additional units.

        The Partnership expects that holders of units in the Partnership other than us will benefit, for a period of time, from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them. As a result of the remedial allocations of Partnership deductions that will be made in favor of such other holders, we will be allocated more taxable income relative to our distributions than those unitholders and the relative amount thereof may increase if the Partnership issues additional units. In addition, through our investment in the general partner of the Partnership, we indirectly own certain incentive distribution rights that will cause more taxable income to be allocated to us. If the Partnership is successful in implementing its strategy to increase distributable cash flow, such taxable income will increase over the years as the ratio of income to distributions increases for all unitholders.

        We currently have a net operating loss carryforward. We estimate that we will be able to use our net operating loss carryforward to offset most of the income allocated to us in fiscal 2004 by the Partnership. In future years, however, we do not expect to have this net operating loss carryforward to offset our income. As a result, we will have to pay tax on our federal taxable income at a maximum rate of 35.0% under current law. Thus, the amount of money available to make cash distributions to our stockholders will decrease markedly after we use all of our net operating loss carryforward. These tax payments will reduce the amount of our cash dividends that we are able to make to you and may adversely impact the value of your shares of common stock.

        Our use of this net operating loss carryforward will be limited if there is a greater than 50.0% change in our stock ownership over a three year period. However, we do not expect such a change in ownership to occur before we fully utilize our loss carryforward.

        Furthermore, our ability to pay dividends is limited by the Delaware General Corporation Law, which provides that a corporation may only pay dividends out of existing "surplus," which is defined as the amount by which a corporation's net assets exceeds its stated capital. While our ownership of the general partner and the common and subordinated units of the Partnership are included in our calculation of net assets, the value of these assets may decline to a level where we have no "surplus," thus prohibiting us from paying dividends under Delaware law.

        The only statutory limit on the ability of the Partnership to make distributions is that it not be rendered insolvent as a result of the distribution.

We are largely prohibited from engaging in activities that compete with the Partnership.

        So long as we own the general partner of the Partnership, we are prohibited by an omnibus agreement with the Partnership from engaging in the business of gathering, transmitting, treating, processing, storing and marketing natural gas and transporting, fractionating, storing and marketing NGLs, except to the extent that the Partnership, with the concurrence of its independent directors comprising its conflicts committee, elects not to engage in a particular acquisition or expansion opportunity. This exception for competitive activities is relatively limited. Although we have no current intention of pursuing the types of opportunities that we are permitted to pursue under the omnibus agreement, such as competitive opportunities that the Partnership declines to pursue or permitted activities that are not in competition with the Partnership, the provisions of the omnibus agreement may, in the future, limit activities that we would otherwise pursue.

In our corporate charter, we have renounced business opportunities that may be pursued by the Partnership or by affiliated stockholders that hold a majority of our common stock.

        In our restated charter and in accordance with Delaware law, we have renounced any interest or expectancy we may have in, or being offered an opportunity to participate in, any business opportunities, including any opportunities within those classes of opportunity currently pursued by the Partnership, presented to:

  •
  persons who are officers or directors of the company or who, on October 1, 2003, were, and at the time of presentation are, stockholders of the company (or to persons who are affiliates or associates of such officers, directors or stockholders), if the company is prohibited from participating in such opportunities by the omnibus agreement; or

  •
  two affiliated stockholders with a controlling interest in our company, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P., or any other investment fund sponsored or managed by Yorktown Partners LLC, including any fund still to be formed, or to any of our directors who is an affiliate or designate of these entities.

As a result of this renunciation, these officers, directors and stockholders should not be deemed to be breaching any fiduciary duty to us if they or their affiliates or associates pursue opportunities presented as described above.

Substantially all of our partnership interests in the Partnership are subordinated to the common units.

        We own 5,000,000 units representing limited partner interests in the Partnership, of which 4,667,000 are subordinated units and 333,000 are common units. During the subordination period, the subordinated units will not receive any distributions in a quarter until the Partnership has paid the minimum quarterly distribution of $0.50 per unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding common units. Distributions on the subordinated units are therefore more uncertain than distributions on the common units. Furthermore, no distributions may be made on the incentive distribution rights until the minimum quarterly distribution has been paid on all outstanding units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units. Neither the subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters.

        Generally, the subordination period ends, and the subordinated units convert to common units, only after December 31, 2007 and only upon the satisfaction of certain financial tests as described in "Material Provisions of the Partnership Agreement of Crosstex Energy, L.P.—Cash Distribution Policy—Subordination Period" beginning on page 115.

Although we control the Partnership, the general partner owes fiduciary duties to the Partnership and the unitholders.

        Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including the general partner, on the one hand, and the Partnership and its limited partners, on the other hand. The directors and officers of Crosstex Energy GP, LLC have fiduciary duties to manage the general partner in a manner beneficial to us, its owner. At the same time, the general partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and its limited partners. The board of directors of Crosstex Energy GP, LLC will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.

        For example, conflicts of interest may arise in the following situations:

  •
  the allocation of shared overhead expenses to the Partnership and us;

  •
  the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and the Partnership, on the other hand, including obligations under the omnibus agreement;

  •
  the determination of the amount of cash to be distributed to the Partnership's partners and the amount of cash to be reserved for the future conduct of the Partnership's business;

  •
  the determination whether to make borrowings under the capital facility to pay distributions to partners; and

  •
  any decision we make in the future to engage in activities in competition with the Partnership, as permitted under our omnibus agreement with the Partnership.

If the general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of the Partnership, its value, and therefore the value of our common stock, could decline.

        The general partner may make expenditures on behalf of the Partnership for which it will seek reimbursement from the Partnership. In addition, under Delaware partnership law, the general partner, in its capacity as the general partner of the Partnership, has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to the general partner. To the extent the general partner incurs obligations on behalf of the Partnership, it is entitled to be reimbursed or indemnified by the general partner. In the event that the Partnership is unable or unwilling to reimburse or indemnify the general partner, the general partner may be unable to satisfy these liabilities or obligations, which would reduce its value and therefore the value of our common stock.

Substantially all of our partnership interests in the Partnership are not publicly traded.

        The only publicly traded securities that we own are 333,000 common units, all of which are unregistered, restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. We therefore face restrictions on the volume of common units we can sell in any three-month period. There is no public market for the subordinated units and we do not expect one to develop. If we were required to sell subordinated units for any reason, we likely would receive a discount to the current market price of the common units. In addition, our investment in the general partner is illiquid, and our ability to sell such interest is limited because there is no market for it.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

        Prior to this offering there has been no public market for our common stock. An active market for our common stock may not develop or may not be sustained after this offering. The initial public offering price of our common stock was determined by negotiations between the selling stockholders and the underwriters, based on numerous factors which we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. The following factors could affect our stock price:

  •
  the Partnership's operating and financial performance and prospects;

  •
  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

  •
  changes in revenue or earnings estimates or publication of research reports by analysts;

  •
  speculation in the press or investment community;

  •
  sales of our common stock by our stockholders;

  •
  actions by institutional investors or by our existing stockholders prior to their disposition of our common stock;

  •
  announcements by the Partnership or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  general market conditions; and

  •
  domestic and international economic, legal and regulatory factors unrelated to our performance.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

You may have limited liquidity for your shares of common stock. A trading market may not develop for our common stock, and you may not be able to resell your shares at the initial public offering price.

        Prior to the offering, there has been no public market for our common stock. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Potential investors may be deterred from investing in our shares for various reasons, including the very limited number of publicly traded entities whose assets consist almost exclusively of partnership interests in a publicly traded partnership. You may not be able to resell your shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including sales by our existing stockholders.

        Sales by any of our existing stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. We do not know whether any such divestiture would be made in the public market or in a private placement to strategic or financial investors, nor do we know what impact such planned or actual divestitures will have on our stock price in the future. Please read "Shares Eligible for Future Sale" on page 122.

The dividends we pay will be taxable to you.

        On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 was signed into law, which, among other things, generally reduces the maximum tax rate applicable to corporate dividends paid to individuals to 15.0%. This tax rate currently is subject to a sunset provision, pursuant to which dividends will be taxed at the maximum rate applicable to ordinary income for taxable years beginning after December 31, 2008. The maximum tax rate for ordinary income currently is 35.0% for individual taxpayers. An increased tax rate may reduce the value of the dividends that you receive from us and may adversely impact the value of your shares.

A successful IRS contest of the federal income tax positions taken by the Partnership may adversely impact the market for its common units and the costs of any contest will be borne by the Partnership and, therefore, indirectly by us and the other unitholders.

        The Partnership has not requested any ruling from the Internal Revenue Service, or IRS, with respect to its treatment as a partnership for federal income tax purposes or any other matter affecting it. The IRS may adopt positions that differ from the positions the Partnership takes, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions the Partnership takes. A court may not agree with all of the positions the Partnership takes. Any contest with the IRS may materially and adversely impact the market for the Partnership's common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne by the Partnership and therefore indirectly by us, as a unitholder and as the owner of the general partner of the Partnership, and by the other unitholders.

The Partnership will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units that we hold.

        Because the Partnership cannot match transferors and transferees of common units and because of other reasons, the Partnership will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders of the Partnership, including us. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of the common units that we hold or result in audit adjustments to our tax return.

The Partnership is registered as a tax shelter. This may increase the risk of an IRS audit of the Partnership and of us.

        The Partnership is registered with the IRS as a "tax shelter." The tax laws require that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that may be unwarranted. As a result, the Partnership may be audited by the IRS and tax adjustments could be made. Because we own a greater than 1.0% profits interest in the Partnership, we should have rights to participate in the income tax audit process of the Partnership. Any adjustments in the Partnership's tax returns will lead to adjustments to our tax returns and may lead to audits of our tax returns and adjustments of items unrelated to our ownership of common units.

We will bear the cost of any expense incurred in connection with an examination of our corporate tax return.

Our governing documents, other agreements and the presence of controlling stockholders may frustrate beneficial transactions.

        Our restated certificate of incorporation and restated bylaws contain anti-takeover provisions, including provisions that provide for:

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  a classified board in which only a portion of our board of directors is elected each year;

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  restrictions on the ability of stockholders to call a special meeting of stockholders; and

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  requirement of a supermajority vote of our stockholders to amend selected provisions of our charter or bylaws.

        In addition, Delaware law imposes some restrictions on mergers and other business combinations between any holder of 15.0% or more of our outstanding common stock and us. See "Description of Our Capital Stock—Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions" beginning on page 100.

        These factors could discourage or make more difficult a merger, tender offer, proxy contest or acquisition of a significant portion of our common stock even if that event potentially would be favorable to the interests of our stockholders.

The Partnership may issue additional units, including units senior to the subordinated units we own, which may increase the risk that the Partnership will not have sufficient available cash to maintain or increase the per unit distribution level.

        The Partnership has wide latitude to issue additional units, including units that rank senior to the subordinated units and the incentive distributions rights as to quarterly cash distributions, on the terms and conditions established by the general partner. The payment of distributions on these additional units may increase the risk that the Partnership will be unable to maintain or increase the per unit distribution level. To the extent these new units are senior to the subordinated units and incentive distribution rights, their issuance will render more uncertain the payment of distributions on the subordinated units and incentive distribution rights. In addition, such issuance of additional units may make it more difficult for the subordinated units to convert into common units since conversion requires that we meet specific financial tests with respect to all outstanding units.

We have two affiliated stockholders with a controlling interest in our company, who can determine the outcome of all matters voted upon by our stockholders.

        After this offering, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P., which are under common management, will own approximately 62.0% of our common stock in the aggregate. As a result, if the Yorktown entities were to act together, they will be able to control the outcome of stockholder votes, including votes concerning the election of a majority of our directors, the adoption or amendment of provisions in our charter or bylaws, the approval of mergers, decisions affecting our capital structure and other significant corporate transactions. The Yorktown entities will also have significant control over our management and policies. Conflicts of interest may arise in the future between the Yorktown entities, the Partnership and us. The Yorktown entities' control could also have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management.

If in the future we cease to manage and control the Partnership through our direct or indirect ownership of the general partner interest in the Partnership, we may be deemed to be an investment company under the Investment Company Act of 1940.

        If we cease to manage and control the Partnership and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates.

We are exposed to losses resulting from the bankruptcy of Enron Corp.

        In October 2002, we, through one of our subsidiaries, filed claims against certain subsidiaries of Enron Corp. in the bankruptcy proceeding filed by the Enron entities which are pending in the U.S. Bankruptcy Court for the Southern District of New York. At the date of Enron's bankruptcy, some of our subsidiaries had open gas sales contracts and related accounts receivables with Enron. We recognized a charge of $5.8 million in 2001 to reduce the value of our gas sales contracts and accounts receivable with Enron, which was based on the value at which comparable Enron claims were trading at the time. We recognized an additional charge of approximately $1.0 million in the nine months ended September 30, 2003 based on the estimated recovery in Enron's recently filed reorganization plan. The timing of the resolution of the claims by the Bankruptcy Court is not certain, and the amounts ultimately received by us may be less than the approximate $1.5 million book value of our claim.

Liabilities assumed by certain of our subsidiaries could adversely affect our ability to pay dividends to our stockholders and the price of our common stock.

        Concurrently with the closing of its initial public offering, certain transactions were consummated in connection with the formation of the Partnership. These transactions involved the transfer to the Partnership by us of substantially all the assets and liabilities of Crosstex Energy Services, Ltd. (the predecessor of Crosstex Energy, L.P.'s operating partnership Crosstex Energy Services, L.P.). As a result, certain of our subsidiaries, including the operating partnership and certain of its affiliates assumed liabilities and obligations of the operating partnership's predecessor. These included both unknown liabilities and known but contingent liabilities of the predecessor and certain of its affiliates for matters such as claims for title defects, claims relating to environmental matters or other liabilities associated with the operations of the operating partnership's predecessor. As a result, the Partnership's results of operations may be adversely affected by these liabilities and obligations, reducing the amount of distributions that it may make to us. In turn, our ability to pay dividends to our stockholders and the price of our common stock may be adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of your shares.

        The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for the common stock. Additionally, there are a substantial number of outstanding options to acquire shares of our common stock. A total of 1,200,000 shares have been reserved for issuance upon exercise of options that we have granted or may grant in the future. A total of 355,606 of these options are "in the money" and are currently exercisable as of December 30, 2003. "In the money" generally means that the current market price of the common stock is above the exercise price of the shares subject to the option. The issuance of common stock upon the exercise of these options could adversely affect the market price of the common stock and will result in dilution to our stockholders.

We may face risks similar to those that Crosstex Energy, L.P. faces if we acquire operations or assets independent from the Partnership.

        While we have no present intention to engage in activities other than our ownership of partnership interests in the Partnership, we may, in the future, acquire operations or assets independent from Crosstex Energy, L.P. Those operations and assets may involve our engagement in the gathering, transmission, treating, processing and marketing natural gas. Thus, the risks that we would face as a result of these activities would be similar to those faced by the Partnership and would have similar effects on our business and results of operations as those described below in "—Risks Related to Crosstex Energy, L.P.'s Business."

Risks Related to Crosstex Energy, L.P.'s Business

The Partnership must continually compete for natural gas supplies, and any decrease in its supplies of natural gas could reduce its ability to make distributions to its unitholders.

        Competition is intense in many of the Partnership's markets. The principal areas of competition include obtaining gas supplies and the marketing and transportation of natural gas and NGLs. The Partnership's competitors include major integrated oil companies, interstate and intrastate pipelines and natural gas gatherers and processors. The Partnership's competitors in the Texas Gulf Coast area include El Paso Field Services, Kinder Morgan Inc., Houston Pipeline Company and Duke Energy Field Services. The Partnership's competitors in Mississippi include Southern Natural Gas and Gulf South Pipeline Company. Some of the Partnership's competitors offer more services or have greater financial resources and access to larger natural gas supplies than the Partnership does.

        If the Partnership is unable to maintain or increase the throughput on its systems by accessing new natural gas supplies to offset the natural decline in reserves, its business and financial results could be materially adversely affected. In addition, its future growth will depend, in part, upon whether the Partnership can contract for additional supplies at a greater rate than the rate of natural decline in its currently connected supplies.

        In order to maintain or increase throughput levels in its natural gas gathering systems and asset utilization rates at its treating and processing plants, the Partnership must continually contract for new natural gas supplies. The Partnership may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting its ability to connect new wells to its gathering facilities include its success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near its gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. The Partnership has no control over producers and depends on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production or in the level of drilling activity in its principal geographic areas for a prolonged period, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on its results of operations and financial position. See "Business—Crosstex Energy, L.P.—Natural Gas Supply" on page 77 for more information on Crosstex Energy, L.P.'s supplies of natural gas.

A substantial portion of the Partnership's assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline.

        A substantial portion of the Partnership's assets, including its gathering systems and its treating plants, is dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, its cash flows associated with these assets will also decline. If the

Partnership is unable to access new supplies of natural gas either by connecting additional reserves to its existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, its ability to make distributions to its unitholders could decrease.

The Partnership's profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond its control and have been volatile.

        The Partnership is subject to significant risks due to fluctuations in commodity prices. These risks are based upon three components of its business: (1) the purchase of certain volumes of natural gas at a price that is a percentage of a relevant index; (2) certain processing contracts for its Gregory system whereby the Partnership is exposed to natural gas and NGL commodity price risks; and (3) part of its fee from the Seminole gas plant is based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks.

        The margins the Partnership realizes from purchasing and selling a portion of the natural gas that it transports through its pipeline systems decrease in periods of low natural gas prices because its gross margins are based on a percentage of the index price. For the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership purchased approximately 6.1% and 9.1%, respectively, of its gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on the Partnership's results of operations.

        A portion of the Partnership's profitability is affected by the relationship between natural gas and NGL prices. For a component of its Gregory system volumes, the Partnership purchases natural gas, processes natural gas and extracts NGLs, and then sells the processed natural gas and NGLs. Since the Partnership extracts Btus from the gas stream in the form of the liquids or consumes it as fuel during processing, the Partnership reduces the Btu content of the natural gas. Accordingly, its margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs. For example, a decrease of $0.01 per gallon in the price of NGLs and an increase of $0.10 per MMBtu in the average price of natural gas for the nine months ended September 30, 2003 would have resulted in a decrease in processing margins of approximately $136,000. For the nine months ended September 30, 2003, the Partnership purchased approximately 18% of the natural gas volumes on its Gregory system under such contracts.

        In the past, the prices of natural gas and NGLs have been extremely volatile, and the Partnership expects this volatility to continue. For example, in 2001, the NYMEX settlement price for natural gas for the prompt month contract ranged from a high of $9.98 per MMBtu to a low of $1.83 per MMBtu. In 2002, the same index ranged from $4.12 per MMBtu to $2.01 per MMBtu. For the nine months ended September 30, 2003, the same index ranged from $9.13 per MMBtu to $4.69 per MMBtu. A composite of the OPIS Mt. Belvieu monthly average liquids price based upon the Partnership's average liquids composition in 2001 ranged from a high of approximately $0.71 per gallon to a low of approximately $0.27 per gallon. In 2002, the same composite ranged from approximately $0.48 per gallon to approximately $0.27 per gallon. For the nine months ended September 30, 2003, the same composite ranged from approximately $0.65 per gallon to approximately $0.46 per gallon.

        The Partnership may not be successful in balancing its purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause its purchases and sales not to be balanced. If its purchases and sales are not balanced, the Partnership will face increased exposure to commodity price risks and could have increased volatility in its operating income.

        The markets and prices for residue gas and NGLs depend upon factors beyond the Partnership's control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

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  the impact of weather on the demand for oil and natural gas;

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  the level of domestic oil and natural gas production;

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  the availability of imported oil and natural gas;

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  actions taken by foreign oil and gas producing nations;

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  the availability of local, intrastate and interstate transportation systems;

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  the availability and marketing of competitive fuels;

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  the impact of energy conservation efforts; and

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  the extent of governmental regulation and taxation.

If the Partnership is unable to integrate its recent acquisitions, or if it does not continue to make acquisitions on economically acceptable terms, its future financial performance may be limited.

        With the completion of the DEFS acquisition, the Partnership geographically expanded its operations into Alabama and Mississippi. For the year ended December 31, 2002, the DEFS assets would have constituted 33.2% of the Partnership's pro forma gross margin. The Partnership may not successfully integrate this or any other acquisition into its operations, and the Partnership may not achieve the desired profitability from such acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect its operations and cash flows available for distribution to its unitholders.

        The Partnership's future financial performance will depend, in part, on its ability to make acquisitions of assets and businesses at attractive prices. From time to time, the Partnership will evaluate and seek to acquire assets or businesses that the Partnership believes complement its existing business and related assets. Any acquisition involves potential risks, including:

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  the inability to integrate the operations of recently acquired businesses or assets;

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  the diversion of management's attention from other business concerns;

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  the loss of customers or key employees from the acquired businesses;

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  a significant increase in the Partnership's indebtedness; and

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  potential environmental liabilities and title problems.

The assessment by the Partnership's management of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems with an acquisition.

        If the Partnership consummates any future acquisition, its capitalization and results of operations may change significantly, and we will not have the opportunity to evaluate the economic, financial and other relevant information that the Partnership will consider in determining the application of these funds and other resources.

        The Partnership's acquisition strategy is based, in part, on its expectation of ongoing divestitures of gas processing and transportation assets by large industry participants. A material decrease in such divestitures will limit its opportunities for future acquisitions and could adversely affect its operations and cash flows available for distribution to its unitholders.

The Partnership has limited control over the development of certain assets because it is not the operator.

        As the owner of a non-operating interest in the Seminole gas processing plant, the Partnership does not have the right to direct or control the operation of the plant. As a result, the success of the activities conducted at the plant, which is operated by a third party, may be affected by factors outside of the Partnership's control. The failure of the third-party operator to make decisions, perform its services, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations affecting the plant, including environmental laws and regulations, in a proper manner could result in material adverse consequences to the Partnership's interest and adversely affect its results of operations.

The Partnership expects to encounter significant competition in any new geographic areas into which it seeks to expand and its ability to enter such markets may be limited.

        With its acquisition of assets from DEFS, the Partnership expanded its operations into new geographic areas. As the Partnership expands its operations into new geographic areas, the Partnership expects to encounter significant competition for natural gas supplies and markets. Competitors in these new markets include companies larger than the Partnership, which have both lower capital costs and greater geographic coverage, as well as smaller companies, which have lower total cost structures. As a result, the Partnership may not be able to successfully develop acquired assets and markets located in new geographic areas and its results of operations could be adversely affected.

The Partnership is exposed to the credit risk of its customers and counterparties, and a general increase in nonpayment and nonperformance by its customers could reduce its ability to make distributions to its unitholders.

        Risks of nonpayment and nonperformance by the Partnership's customers are a major concern in its business. Several participants in the energy industry have been receiving heightened scrutiny from the financial markets in light of the collapse of Enron Corp. The Partnership is subject to risks of loss resulting from nonpayment or nonperformance by its customers. The Partnership recognized a charge of $5.7 million in 2001 for sales contracts with Enron. These contracts related to its producer services operations in which the Partnership purchased and sold natural gas that did not move on its gathering and transmission systems. Any increase in the nonpayment and nonperformance by its customers could reduce its ability to make distributions to its unitholders.

The Partnership may not be able to retain existing customers or acquire new customers, which would reduce its revenues and limit its future profitability.

        The renewal or replacement of existing contracts with the Partnership's customers at rates sufficient to maintain its current revenues and cash flows depends on a number of factors beyond its control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets the Partnership serves.

        For the nine months ended September 30, 2003, approximately 57% of the Partnership's sales of gas which were transported using its physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with the Partnership in the marketing of natural gas, the Partnership often competes in the end-user and utilities markets primarily on the basis of price. The inability of its management to renew or replace its current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on its profitability.

The Partnership depends on certain key customers, and the loss of any of its key customers could adversely affect its financial results.

        The Partnership currently derives a significant portion of its revenues from contracts with a subsidiary of Kinder Morgan, Inc. To the extent that Kinder Morgan, Inc. and other customers may reduce volumes of natural gas purchased under existing contracts, the Partnership would be adversely affected unless the Partnership were able to make comparably profitable arrangements with other customers. Sales to the subsidiary of Kinder Morgan, Inc. accounted for 21.9% of its revenues during the first nine months of 2003, 27.5% of its revenues during 2002 and 23.9% of its revenues during 2001. The Partnership's agreements with its key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. The Partnership's customers may default on their obligations to purchase the minimum volumes required under the applicable agreements. The Partnership's primary contract with Kinder Morgan, Inc. expires in March 2006.

The Partnership has a limited combined operating history.

        Because it has grown rapidly, the Partnership has a limited operating history for most of its operations to which investors may look to evaluate its performance. As a result, the historical and pro forma information may not give investors an accurate indication of what the Partnership's actual results would have been if the acquisitions had been completed at the beginning of the periods presented or of what the Partnership's future results of operations are likely to be.

Growing its business by constructing new pipelines and processing and treating facilities subjects the Partnership to construction risks and risks that natural gas supplies will not be available upon completion of the facilities.

        One of the ways the Partnership intends to grow its business is through the construction of additions to its existing gathering systems and construction of new gathering, processing and treating facilities. The Partnership recently completed an expansion of its Gregory processing plant at an estimated cost of approximately $7.0 million. The construction of gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed its expectations. Generally, the Partnership may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, the Partnership may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. The Partnership may also rely on estimates of proved reserves in its decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve its expected investment return, which could adversely affect its results of operations and financial condition.

        The Partnership does not always hire independent petroleum engineers to independently review the reserve estimates that are supplied to it by its customers. Accordingly, the Partnership may not always have estimates of total reserves dedicated to its systems or the anticipated life of such producing reserves. As a result, the building of new facilities may never achieve the expected investment returns and could result in impairments being charged against earnings.

The Partnership's business involves many hazards and operational risks, some of which may not be fully covered by insurance.

        The Partnership's operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:

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  damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

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  inadvertent damage from construction and farm equipment;

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  leaks of natural gas, NGLs and other hydrocarbons; and

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  fires and explosions.

        These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of the Partnership's related operations. The Partnership's operations are concentrated in the Texas Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on its operations. The Partnership is not fully insured against all risks incident to its business. In accordance with typical industry practice, the Partnership does not have any property insurance on any of its underground pipeline systems which would cover damage to the pipelines. The Partnership is not insured against all environmental accidents which might occur, other than those considered to be sudden and accidental. The Partnership's business interruption insurance covers only its Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect the Partnership's operations and financial condition.

The Partnership's indebtedness may limit its ability to borrow additional funds, make distributions to us or capitalize on acquisitions or other business opportunities.

        At September 30, 2003, the Partnership had total outstanding long-term indebtedness of approximately $43.2 million, including $40.0 million of senior secured notes, $2.5 million of outstanding borrowings under the bank credit facility and approximately $0.7 million of other indebtedness. Payments of principal and interest on the indebtedness will reduce the cash available for distribution on the units. The bank credit facility and senior secured notes contain various covenants limiting the Partnership's ability to incur indebtedness, grant liens, engage in transactions with affiliates, make distributions to its unitholders and capitalize on acquisition or other business opportunities. The bank credit facility and the Partnership's senior secured notes also contain covenants requiring the Partnership to maintain certain financial ratios, such as debt to EBITDA, EBITDA to interest, current assets to current liabilities and minimum tangible net worth. The Partnership is prohibited from making any distribution to unitholders if such distribution would cause a default or an event of default under the bank credit facility or the senior secured notes. Each of the bank credit facility and the senior secured notes limits the use of borrowings under the bank credit facility to pay distributions to unitholders to $5.0 million over the term of the bank credit facility. Any subsequent refinancing of the Partnership's current indebtedness or any new indebtedness could have similar or greater restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness" beginning on page 52 for a discussion of the Partnership's bank credit facility and senior secured notes.

Federal, state or local regulatory measures could adversely affect the Partnership's business.

        While the Federal Energy Regulatory Commission, or FERC, generally does not regulate any of the Partnership's operations, directly or indirectly, FERC influences certain aspects of its business and the market for its products. As a raw natural gas gatherer, the Partnership generally is exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects the Partnership's business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, FERC may not continue this approach as FERC considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

        Some of the Partnership's intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC's jurisdiction extends to both rates and pipeline safety. The rates the Partnership charges for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, the Partnership's business may be adversely affected.

        Other state and local regulations also affect the Partnership's business. The Partnership is subject to ratable take and common purchaser statutes in the states where the Partnership operates. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting the Partnership's right as an owner of gathering facilities to decide with whom the Partnership contracts to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which the

Partnership operates have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which the Partnership operates that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.

        The states in which the Partnership conducts operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The "rural gathering exemption" under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of the Partnership's gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The "rural gathering exemption," however, may be restricted in the future, and it does not apply to the Partnership's natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements. See "Business—Crosstex Energy, L.P.—Regulation" beginning on page 77.

        Compliance with pipeline integrity regulations issued by the TRRC, or those issued by the United States Department of Transportation, or DOT, in late 2003 could result in substantial expenditures for testing, repairs and replacement. TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. In addition, the DOT issued regulations for interstate pipeline testing in late 2003. The Partnership expects its costs relating to compliance with the required testing under the TRRC regulations to be approximately $1.0 million in 2003 and between $1.0 million and $2.0 million in each of 2004 and 2005. If its pipelines fail to meet the safety standards mandated by the TRRC regulations, then the Partnership may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.

The Partnership's business involves hazardous substances and may be adversely affected by environmental regulation.

        Many of the operations and activities of the Partnership's gathering systems, plants and other facilities are subject to significant federal, state and local environmental laws and regulations. These include, for example, laws and regulations that impose obligations related to air emissions and discharge of wastes from its facilities and the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which the Partnership has sent wastes for disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Liability may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which the Partnership's gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.

        There is inherent risk of the incurrence of environmental costs and liabilities in its business due to the Partnership's handling of natural gas and other petroleum products, air emissions related to its operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase its compliance costs and the cost of any remediation that may become necessary. The Partnership may incur material environmental costs and liabilities. Furthermore, its insurance may not provide sufficient coverage in the event an environmental claim is made against us.

        The Partnership's business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect its products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect the Partnership's profitability. See "Business—Crosstex Energy, L.P.—Environmental Matters" beginning on page 79.

The Partnership's use of derivative financial instruments has in the past, and could in the future, result in financial losses or reduce its income.

        The Partnership uses over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and the Partnership uses futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce the Partnership's exposure to short-term volatility in commodity prices. As of September 30, 2003, the Partnership had hedges in place on 100,000 MMBtu of gas per month at prices ranging from $4.02 per MMBtu to $6.13 per MMBtu for the period from October 1, 2003 to December 31, 2003, 90,000 MMBtu of gas per month at prices ranging from $4.02 per MMBtu to $5.67 per MMBtu for the period from January 1, 2004 to March 31, 2004, 70,000 MMBtu of gas per month at prices ranging from $4.67 per MMBtu to $5.49 per MMBtu for the period from April 1, 2004 to June 30, 2004, and 30,000 MMBtu of gas per month at a price of $4.85 per MMBtu for the period from July 1, 2004 to December 31, 2004. The Partnership estimates that these quantities represent approximately 80%, 75%, 60% and 28% of the margin on natural gas that the Partnership will buy at a percentage of index and upon which the Partnership will be exposed to the risk of fluctuations in natural gas prices. The Partnership could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of its counterparties fails to perform under a contract. For additional information about the Partnership's risk management activities, including its use of derivative financial instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" beginning on page 56.

Due to the Partnership's lack of asset diversification, adverse developments in its gathering, transmission, treating, processing and producer services businesses would reduce its ability to make distributions to its unitholders.

        The Partnership relies exclusively on the revenues generated from its gathering, transmission, treating, processing and producer services businesses, and as a result its financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to the Partnership's lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on the Partnership's financial condition and results of operations than if the Partnership maintained more diverse assets.

The Partnership's success depends on key members of its management, the loss of whom could disrupt its business operations.

        The Partnership depends on the continued employment and performance of the officers of Crosstex Energy GP, LLC and key operational personnel. Crosstex Energy GP, LLC has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. The Partnership does not maintain any "key man" life insurance for any officers. See "Management—Crosstex Energy, L.P." beginning on page 86.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

        These forward-looking statements include, among others, statements regarding:

  •
  our ability to pay dividends to our stockholders;

  •
  our anticipated receipt of distributions from the Partnership;

  •
  our acquisition of operating assets either alone or in combination with the Partnership;

  •
  anticipated trends in our business;

  •
  our future results of operations;

  •
  our liquidity and ability to finance our activities;

  •
  market conditions in the Partnership's industry;

  •
  the Partnership's ability to make and integrate acquisitions; and

  •
  the impact of governmental regulation on us and the Partnership.

These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business." Forward-looking statements are typically identified by use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate" and similar words, although some forward- looking statements may be expressed differently.

        In addition, the Partnership's classification as a partnership for federal income tax purposes means that generally it does not pay federal income taxes on its net income. The Partnership relies on a legal opinion from its counsel, and not a ruling from the Internal Revenue Service, as to its proper classification for federal income tax purposes. If the Partnership were to be classified as a corporation for tax purposes, its tax payment would decrease the amount of cash available for distribution to its partners, including the general partner and us, thus limiting our ability to pay dividends to our stockholders.

        You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under "Risk Factors" and other sections of this prospectus, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any forward-looking statements to reflect future events or developments.

        You should consider the above information when reading any forward-looking statements in:

  •
  this prospectus;

  •
  press releases; or

  •
  oral statements made by us or the Partnership or any of the respective officers or other persons acting on behalf of us or the Partnership.

USE OF PROCEEDS

        We will not receive any of the net proceeds from any sale of shares of common stock by any selling stockholders. The selling stockholders will use approximately $5.0 million of the net proceeds received by them to retire outstanding notes from the selling stockholders held by us. See "Certain Relationships and Related Transactions—Loans to Directors and Executive Officers" beginning on page 95.

        We expect to incur approximately $1.5 million of expenses in connection with this offering, including all expenses of the selling stockholders which we have agreed to pay.

        If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $4.8 million, after deducting underwriting discounts and estimated offering expenses. We intend to use any net proceeds from the exercise of the over-allotment option for general corporate purposes.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003 on:

  •
  a historical basis; and

  •
  a pro forma as adjusted basis to give effect to this offering and the conversion of our outstanding preferred stock to common stock, our two-for-one common stock split, effected in the form of a stock dividend, and our cancellation of shares held in treasury, each of which will occur concurrently with the closing of this offering.

        You should read our financial statements and notes that are included elsewhere in this prospectus for additional information about our capital structure.

	As of September 30, 2003
	(in thousands)
	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$430	$—

Total debt	$43,250	$43,250
Interest of non-controlling partners in the partnership	66,348	66,348
Stockholders' equity:
Convertible preferred stock, $.01 par value, 7,500,000 shares authorized, 4,123,642 shares issued and outstanding, actual, and 1,000,000 authorized and zero shares issued and outstanding, pro forma as adjusted	172	—
Common stock, $.01 par value, 4,000,000 shares authorized, actual, 19,000,000 shares authorized, pro forma as adjusted, 1,743,032 shares issued and outstanding, actual, and 11,733,348 shares issued and outstanding, pro forma as adjusted	19	117
Additional paid-in capital	67,059	64,692
Retained earnings	7,837	6,278
Treasury stock, 139,740 shares, actual, and zero shares, pro forma as adjusted	(2,500)	—
Other comprehensive loss	(1,235)	(1,235)
Notes receivable from stockholders	(5,314)	(5,314	)(1)

Total stockholders' equity	66,038	64,538

Total capitalization	$175,636	$174,136

(1)
The selling stockholders will use approximately $5.0 million of the net proceeds received by them to repay outstanding notes from the selling stockholders held by us. The pro forma as adjusted amounts do not give effect to such repayment.

DILUTION

        On a pro forma basis as of September 30, 2003 after giving effect to the offering, the tangible net book value of our assets would have been approximately $57.3 million or $4.89 per share, at an initial public offering price of $19.50 per share. Purchasers of common stock in the offering will experience substantial and immediate dilution in tangible net book value per share of common stock for financial accounting purposes, as illustrated in the following table. The pro forma tangible net book value per share of common stock after the offering is determined by dividing the 11,733,348 shares of common stock to be outstanding after the offering into our pro forma tangible net book value, after giving effect to the application of the net proceeds of the offering.

Initial public offering price per share of common stock		$19.50
Net tangible book value (deficit) per common share before the offering	$5.02
Decrease in net tangible book value per common share attributable to new investors	(0.13)

Less: Pro forma as adjusted tangible net book value per share of common stock after the offering		$4.89	(1)

Immediate dilution in tangible net book value per share of common stock to new investors		$14.61

(1)
The selling stockholders will use approximately $5.0 million of the net proceeds received by them to repay outstanding notes from the selling stockholders held by us. The pro forma as adjusted net tangible book value does not give effect to such repayment.

        Assuming this offering had occurred on September 30, 2003, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our current stockholders and the investors in this offering with respect to the number of shares of common stock purchased from the selling stockholders (without giving effect to the underwriting discount payable by the selling stockholders):

	Shares Issued	Total Consideration		Average Price Per Share
Existing Stockholders	11,733,348	$62,833,000		$5.36
New Stockholders	2,306,000	$44,967,000	(1)	$19.50

(1)
We will not receive any of the net proceeds from any sale of shares of common stock by any selling stockholders.

DIVIDEND POLICY

        We intend to pay to our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash, including:

  •
  federal income taxes, which we are required to pay because we are taxed as a corporation;

  •
  the expenses of being a public company;

  •
  other general and administrative expenses;

  •
  capital contributions to the Partnership upon the issuance by it of additional partnership securities in order to maintain the general partner's 2.0% general partner interest; and

  •
  reserves our board of directors believes prudent to maintain, including reserves equal to the benefit we will receive in 2004 from our existing net operating loss carryforwards.

For a discussion of our net operating loss carryforwards please see "Material Federal Income Tax Consequences—Our Tax Treatment" beginning on page 123.

        Based on the current distribution policy of the Partnership, our expected federal income tax liabilities disregarding our net operating loss carryforwards which we expect to utilize in 2004, our expected level of other expenses and reserves that our board of directors believes prudent to maintain, we expect that our initial quarterly dividend rate will be $0.30 per share. If the Partnership is successful in implementing its business strategy and increasing distributions to its partners, we would generally expect to increase dividends to our stockholders, although the timing and amount of any such increased dividends will not necessarily be comparable to the increased Partnership distributions. We expect to pay a pro rated dividend for the portion of the first quarter of 2004 that we are public on or about May 15, 2004 to holders of record on March 21, 2004. However, we cannot assure you that any dividends will be declared or paid.

        The determination of the amount of cash dividends, including the quarterly dividend referred to above, if any, to be declared and paid will depend upon our financial condition, results of operations, cash flow, the level of our capital expenditures, future business prospects and any other matters that our board of directors deems relevant. The Partnership's debt agreements contain restrictions on the payment of distributions and prohibit the payment of distributions if the Partnership is in default. If the Partnership cannot make incentive distributions to the general partner or limited partner distributions to us, we will be unable to pay dividends on our common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table sets forth selected historical financial and operating data for Crosstex Energy, Inc. as of and for the dates and periods indicated and selected pro forma financial and operating data for us as of and for the year ended December 31, 2002 and the nine months ended September 30, 2003. The selected historical financial data for the years ended December 31, 2001 and 2002 and the eight months ended December 31, 2000 are derived from the audited financial statements of Crosstex Energy, Inc. The selected historical financial data for the years ended December 31, 1998 and 1999 and for the four months ended April 30, 2000 are derived from the audited financial statements of Crosstex Energy Services, Ltd. and its predecessor. The selected historical financial data for the nine months ended September 30, 2002 and 2003 are derived from our unaudited financial statements and, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information.

        We have limited separate operating activities apart from those conducted by the Partnership, and our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. Accordingly, the selected historical financial data set forth in the following table primarily reflects the operating activities and results of operations of the Partnership. Since we control the general partner, we reflect our ownership interest in the Partnership on a consolidated basis, which means that our financial results are combined with the Partnership's financial results and the results of our other subsidiaries. The interest owned by non-controlling partners in the Partnership is reflected as a liability on our balance sheet and the non-controlling partner's share of income for the Partnership is reflected as an expense in our results of operations.

        As described in our historical financial statements, the investment in the Partnership's predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership and the creation of a new partnership with the same organization, purpose, assets and liabilities. Accordingly, the audited financial statements for 2000 are divided into the four months ended April 30, 2000 and the eight months ended December 31, 2000 because a new basis of accounting was established effective May 1, 2000 to give effect to the Yorktown transaction. In addition, the summary historical financial and operating data include the results of operations of the Arkoma system beginning in September 2000, the Gulf Coast system beginning in September 2000 and the CCNG system, which includes the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, beginning in May 2001.

        The selected pro forma financial and operating data reflect Crosstex Energy, Inc.'s consolidated historical operating results as adjusted for the Partnership's DEFS acquisition, the Partnership's senior secured note offerings, the Partnership's September 2003 offering of common units, this offering and the conversion of our outstanding preferred stock to common stock, our two-for-one common stock split, effected in the form of a stock dividend, and our cancellation of shares held in treasury, each of which will occur concurrently with the closing of this offering, and the Partnership's initial public offering. The selected pro forma financial data is derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes that this offering and the conversion of our outstanding preferred stock to common stock occurred on September 30, 2003. The pro forma statements of operations assume that the Partnership's DEFS acquisition, the Partnership's senior secured note offerings, the Partnership's September 2003 offering of common units, the Partnership's initial public offering, this offering, the conversion of our preferred stock, our two-for-one common stock split, effected in the form of a stock dividend, and our cancellation of shares held in treasury occurred on January 1, 2002. For a description of all of the assumptions used in preparing the selected pro forma financial data, you should read the notes to the pro forma financial statements. The pro forma financial and operating data should not be considered as indicative of the historical results Crosstex Energy, Inc. would have had or the future results that we will have after this offering.

        We derived the information in the following table from, and that information should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 35.

	Crosstex Energy, Inc.(1)
	Predecessor			Historical					Pro Forma as Adjusted
							Unaudited		Unaudited
	Year Ended December 31,		Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000	Year Ended December 31,		Nine Months Ended September 30,			Nine Months Ended September 30, 2003
									Year Ended December 31, 2002
	1998	1999			2001	2002	2002	2003
				(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Midstream	$7,181	$7,896	$3,591	$88,008	$362,673	$437,676	$311,453	$747,270	$574,931	$853,592
Treating	1,647	9,770	5,947	17,392	24,353	14,817	10,631	15,750	14,817	15,750

Total revenues	8,828	17,666	9,538	105,400	387,026	452,493	322,084	763,020	589,748	869,342

Operating costs and expenses:
Midstream purchased gas	5,561	5,154	2,746	83,672	344,755	413,982	294,025	715,514	534,948	813,352
Treating purchased gas	1,025	8,110	4,731	14,876	18,078	5,767	3,996	6,311	5,767	6,311
Operating expenses	871	986	544	1,796	7,430	10,479	7,732	13,061	15,761	16,159
General and administrative	2,006	2,078	810	2,010	5,914	8,604	6,299	7,392	8,604	7,392
Stock based compensation	—	—	8,802	—	—	41	33	4,649	41	4,649
Impairments	—	538	—	—	2,873	4,175	3,150	—	4,175	—
(Profit) loss on energy trading activities	(1,402)	(1,764)	(638)	(1,253)	3,714	(2,703)	(2,916)	(1,491)	(2,703)	(1,491)
Depreciation and amortization	843	1,286	522	2,333	6,208	7,745	6,034	9,301	12,357	11,607

Total operating costs and expenses	8,904	16,388	17,517	103,434	388,972	448,090	318,353	754,737	578,950	857,979

Operating income (loss)	(76)	1,278	(7,979)	1,966	(1,946)	4,403	3,731	8,283	10,798	11,363

Other income (expense):
Interest expense, net	(502)	(638)	(79)	(530)	(2,253)	(2,381)	(2,147)	(1,978)	(2,633)	(2,351)
Other income (expense)	88	(138)	381	115	174	56	(27)	50	56	50

Total other income (expense)	(414)	(776)	302	(415)	(2,079)	(2,325)	(2,174)	(1,928)	(2,577)	(2,301)

Income before gain on issuance of units by the partnership, income taxes and interest of non-controlling partners in the partnership's net income	(490)	502	(7,677)	1,551	(4,025)	2,078	1,557	6,355	8,221	9,062
Gain on issuance of partnership units(2)	—	—	—	—	—	11,054	—	18,080	11,054	18,080
Income tax (provision) benefit	—	—	—	(679)	1,294	(7,451)	(560)	(8,833)	(8,647)	(9,036)
Interest of non-controlling partners in the partnership's net income	—	—	—	—	—	(99)	—	(3,104)	(2,825)	(5,230)

Net income (loss)	$(490)	$502	$(7,677)	$872	$(2,731)	$5,582	$997	$12,498	$7,803	$12,876

Basic earnings per common share	N/A	N/A	N/A	$0.09	$(2.50)	$1.36	$(0.62)	$5.62	$0.70	$1.10

Diluted earnings per common share	N/A	N/A	N/A	$0.09	$(2.50)	$0.98	$(0.62)	$2.04	$0.69	$1.05

Balance Sheet Data (at period end):
Working capital surplus (deficit)	$(3,394)	$(3,483)	$(4,005)	$5,763	$(1,555)	$(9,483)	$(10,349)	$(22,676)		$(24,176)
Property and equipment, net	10,103	8,072	10,540	37,242	84,951	111,203	92,443	197,816		197,816
Total assets	37,223	36,497	45,051	202,909	171,369	240,676	217,555	351,231		350,801
Total debt	6,589	5,389	7,000	22,000	60,000	22,550	43,300	43,250		43,250
Interest of non-controlling partners in the partnership	—	—	—	—	—	27,540	—	66,348		66,348
Stockholders' equity	2,655	3,242	3,609	39,808	42,241	57,749	54,185	66,038		64,538
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$3,963	$1,404	$7,380	$7,634	$(8,768)	$20,578	$15,087	$26,309
Investing activities	(4,821)	(1,342)	(2,849)	(25,643)	(52,535)	(33,240)	(12,689)	(98,643)
Financing activities	1,437	(857)	198	36,664	43,000	16,118	(2,750)	68,956
Other Financial Data:
Midstream gross margin	$1,620	$2,742	$845	$4,336	$17,918	$23,694	$17,428	$31,756	$39,983	$40,240
Treating gross margin	622	1,660	1,216	2,516	6,275	9,050	6,635	9,439	9,050	9,439

Total gross margin(3)	$2,242	$4,402	$2,061	$6,852	$24,193	$32,744	$24,063	$41,195	$49,033	$49,679

Operating Data (MMBtu/d):
Pipeline throughput	16,435	19,712	23,098	104,185	313,103	392,281	392,856	626,344	501,233	621,881
Natural gas processed	13,394	23,112	30,699	15,661	60,629	85,776	87,013	125,837	118,239	126,954
Treating volumes(4)	3,982	12,896	26,872	35,910	62,782	97,866	98,681	90,845	97,866	90,845

(1)
We, through our ownership interest in the Partnership, are the successor to Crosstex Energy Services, Ltd. Results of operations and balance sheet data prior to May 1, 2000 represent historical results of the predecessor to Crosstex Energy Services, Ltd. These results are not necessarily comparable to the results subsequent to May 2000 due to the new basis of accounting. There are no income tax provisions for these predecessor periods because Crosstex Energy Services, Ltd. was a limited partnership not subject to federal income taxes.
(2)
We recognized gains of $11.1 million in 2002 and $18.1 million in 2003 as a result of the Partnership issuing additional units to the public in public offerings at prices per unit greater than our equivalent carrying value.
(3)
Gross margin is defined as revenue less related cost of purchased gas.
(4)
Represents volumes for treating plants operated by the Partnership whereby its receives a fee based on the volumes treated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus.

Overview

        Crosstex Energy, Inc. is a Delaware corporation formed on April 28, 2000 to engage, through its subsidiaries, in the gathering, transmission, treating, processing and marketing of natural gas. On July 12, 2002, we formed Crosstex Energy, L.P., a Delaware limited partnership, to acquire indirectly substantially all of the assets, liabilities and operations of its predecessor, Crosstex Energy Services, Ltd. Our assets consist almost exclusively of partnership interests in Crosstex Energy, L.P., a publicly traded limited partnership engaged in the gathering, transmission, treating, processing and marketing of natural gas. These partnership interests consist of (i) 333,000 common units and 4,667,000 subordinated units, representing a 54.3% limited partner interest in Crosstex Energy, L.P. and (ii) 100% ownership interest in Crosstex Energy GP, L.P., the general partner of Crosstex Energy, L.P., which owns a 2.0% general partner interest and all of the incentive distribution rights in Crosstex Energy, L.P.

        Since we control the general partner interest in the Partnership, we reflect our ownership interest in the Partnership on a consolidated basis, which means that our financial results are combined with the Partnership's financial results and the results of our other subsidiaries. The interest owned by non-controlling partner's share of income is reflected as an expense in our results of operations. We have no separate operating activities apart from those conducted by the Partnership, and our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. Our consolidated results of operations are derived from the results of operations of the Partnership, and also include our gains on the issuance of units in the Partnership, deferred taxes, interest of non-controlling partners in the Partnership's net income, interest income (expense) and general and administrative expenses not reflected in the Partnership's results of operations. Accordingly, the discussion of our financial position and results of operations in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" primarily reflects the operating activities and results of operations of the Partnership.

        The Partnership has two industry segments, Midstream and Treating, with a geographic focus along the Texas Gulf Coast. The Partnership's Midstream division focuses on the gathering, processing, transmission and marketing of natural gas, as well as providing certain producer services, while its Treating division focuses on the removal of carbon dioxide and hydrogen sulfide from natural gas to meet pipeline quality specifications. For the nine months ended September 30, 2003, 77% of the Partnership's gross margin was generated in the Midstream division, with the balance in the Treating division, and approximately 74% of the Partnership's gross margin was generated in the Texas Gulf Coast region. Since the Partnership's formation, it has grown significantly as a result of its construction and acquisition of gathering and transmission pipelines, treating plants and processing plants. From January 1, 2000 through September 30, 2003, the Partnership had invested approximately $210.1 million to develop or acquire new assets. The purchased assets were acquired from numerous sellers at different periods throughout the year and were accounted for under the purchase method of accounting for business combinations. Accordingly, the results of operations for such acquisitions are included in the Partnership's financial statements only from the applicable date of the acquisition. As a consequence, the historical results of operations for the periods presented may not be comparable.

        The Partnership's results of operations are determined primarily by the volumes of natural gas gathered, transported, purchased and sold through its pipeline systems, processed at its processing facilities or treated at its treating plants. The Partnership generate revenues from four primary sources:

  •
  gathering and transporting natural gas on the pipeline systems it owns;

  •
  processing natural gas at its processing plants;

  •
  providing producer services; and

  •
  treating natural gas at its treating plants.

        The bulk of the Partnership's operating profits are derived from the margins it realizes for gathering and transporting natural gas through its pipeline systems. Generally, the Partnership buys gas from a producer, plant tailgate, or transporter at either a fixed discount or premium to a market index or a percentage of the market index. The Partnership then transports and resells the gas. The resale price is based on the same index price at which the gas was purchased, and, if the Partnership is to be profitable, at a smaller discount or larger premium to the index than it was purchased. The Partnership attempts to execute all purchases and sales substantially concurrently, or it enters into a future delivery obligation, thereby establishing the basis for the margin it will receive for each natural gas transaction. The Partnership's gathering and transportation margins related to a percentage of the index price can be adversely affected by declines in the price of natural gas. Set forth in the table below is the volume of the natural gas purchased and sold at a fixed discount or premium to the index price and at a percentage discount or premium to the index price for the Partnership's principal gathering and transmission systems and for its producer services business for the year ended December 31, 2002 and the nine months ended September 30, 2003.

	Year Ended December 31, 2002				Nine Months Ended September 30, 2003
	Gas Purchased		Gas Sold		Gas Purchased		Gas Sold
Asset or Business	Fixed Amount to Index	Percentage of Index	Fixed Amount to Index	Percentage of Index	Fixed Amount to Index	Percentage of Index	Fixed Amount to Index	Percentage of Index
	(in billions of MMBtus)
Gulf Coast system	34.7	3.0	37.7	—	20.2	1.9	22.1	—
Vanderbilt system(1)	—	—	—	—	7.8	8.8	14.1	—
CCNG transmission system	57.4	0.3	57.7	—	43.0	0.5	43.5	—
Gregory gathering system(1)	35.8	3.2	31.9	—	39.3	1.7	35.4	—
Conroe(1)	—	—	—	—	0.1	0.1	0.1	—
Arkoma gathering system	—	3.9	3.9	—	—	3.3	3.3	—
Mississippi gathering system	—	—	—	—	7.4	0.3	7.7	—
Producer services(2)	81.2	2.9	84.1	—	69.7	2.2	71.9	—

	209.1	13.3	215.3	—	187.5	18.8	198.1	—

(1)
Gas sold is less than gas purchased due to production of natural gas liquids.

(2)
These volumes are not reflected in revenues or purchased gas cost, but are presented net as a component of profit (loss) on energy trading activities in accordance with EITF 02-03.

        The Partnership estimates that, due to the gas that it purchases at a percentage of index price, for each $0.50 per MMBtu increase or decrease in the price of natural gas, the Partnership's gross margins increase or decrease by approximately $0.7 million on an annual basis (before consideration of the hedges discussed below). As of September 30, 2003, the Partnership had hedged a portion of its exposure to such fluctuations in natural gas prices as follows for future periods:

Period	Volume Hedged (MMBtu per month)	Weighted-Average Price per MMBtu
4th quarter of 2003	100,000	5.31
1st quarter of 2004	90,000	5.11
2nd quarter of 2004	70,000	4.97
3rd quarter of 2004	30,000	4.85
4th quarter of 2004	30,000	4.85

        The Partnership expects to continue to hedge its exposure to gas production which it purchases at a percentage of index when market opportunities appear attractive.

        In addition to the margins generated by the Gregory gathering system, the Partnership generates revenues at its Gregory processing plant under two types of arrangements:

  •
  For the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership purchased approximately 44% and 18%, respectively, of the natural gas volumes on its Gregory system under contracts in which it was exposed to the risk of loss or gain in processing the natural gas. Under these contracts, the Partnership fractionates the NGLs into separate NGL products, which it then sells at prices based upon the market price for NGL products. The processed natural gas is sold at a price based on a fixed price relative to a monthly index, with the first 100,000 MMBtu of processed natural gas being sold to a subsidiary of Kinder Morgan, Inc. Since the Partnership extracts Btus from the gas stream in the form of the liquids or consumes it as fuel during processing, it reduces the Btu content of the natural gas but seeks to more than offset this by creating value from the separated NGL products. Accordingly, the Partnership's margins under these arrangements can be negatively affected in periods where the value of natural gas is high relative to the value of NGLs.

  •
  For the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership purchased approximately 56% and 82%, respectively, of the natural gas volumes on its Gregory system at a spot or market price less a discount that includes a fixed margin for gathering, processing and marketing the natural gas and NGLs at its Gregory processing plant with no risk of loss or gain in processing the natural gas. Under these contracts, the producer retains ownership of the fractionated NGLs, and accordingly bears the risk and retains the benefits associated with processing the natural gas.

        The Partnership's Conroe gas plant and gathering system generates revenues based on fees it charges to producers for gathering and compression services, and the Partnership retains 40% of the NGLs produced from a portion of the gas processed at the facility.

        The Partnership owns an undivided 12.4% interest in the Seminole gas processing plant, which is located in Gaines County, Texas. The Seminole plant has dedicated long-term reserves from the Seminole San Andres unit, to which it also supplies carbon dioxide under a long-term arrangement. Revenues at the plant are derived from a fee it charges producers, including those at the Seminole San Andres unit, for each Mcf of carbon dioxide returned to the producer for reinjection. The fees currently average approximately $0.58 for each Mcf of carbon dioxide returned. Reinjected carbon dioxide is used in a tertiary oil recovery process in the field. The plant also receives 50% of the NGLs produced by the plant. Therefore, we have commodity price exposure due to variances in the prices of NGLs. In the third quarter of 2003, our share of NGLs totaled 1,443,000 gallons at an average price of $0.4337 per gallon. The Partnership has entered into a one-year contract with Duke Energy NGL Services, L.P. to market its NGLs on its behalf, and receive its share of proceeds from the sale of carbon dioxide from the plant operator. The Partnership is separately billed by the plant operator for its share of expenses.

        The Partnership generates producer services revenues through the purchase and resale of natural gas. The Partnership currently purchases for resale volumes of natural gas that do not move through its gathering, processing or transmission assets from over 50 independent producers. The Partnership engages in such activities on more than 30 interstate and intrastate pipelines with a major emphasis on Gulf Coast pipelines. The Partnership focuses on supply aggregation transactions in which it either purchases and resells gas and thereby eliminates the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or act as agent for the producer.

        The Partnership generates treating revenues under three arrangements:

  •
  a volumetric fee based on the amount of gas treated, which accounted for approximately 66% and 60% of the operating income in its Treating division for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively;

  •
  a fixed fee for operating the plant for a certain period, which accounted for approximately 22% and 34% of the operating income in its Treating division for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively; or

  •
  a fee arrangement in which the producer operates the plant, which accounted for approximately 12% and 6% of the operating income in its Treating division for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

        Typically, the Partnership incurs minimal incremental operating or administrative overhead costs when gathering and transporting additional natural gas through its pipeline assets. Therefore, the Partnership recognizes a substantial portion of incremental gathering and transportation revenues as operating income.

        Operating expenses are costs directly associated with the operations of a particular asset. Among the most significant of these costs are those associated with direct labor and supervision and associated transportation and communication costs, property insurance, ad valorem taxes, repair and maintenance expenses, measurement and utilities. These costs are normally fairly stable across broad volume ranges, and therefore, do not normally decrease or increase significantly in the short term with decreases or increases in the volume of gas moved through the asset.

        We modified certain terms of a portion of our outstanding options in the first quarter of 2003. These modifications resulted in variable award accounting for the modified options. Total compensation expense was approximately $4.6 million, which has been recorded as stock based compensation expense in the nine months ended September 30, 2003. Compensation expense in future periods will be adjusted for changes in the unit market price.

        As described in the historical financial statements, the investment in its predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership, and the creation of a new partnership with the same organization, purpose, assets, and liabilities. The transaction value of $21.9 million from the Yorktown investment was allocated to the assets and liabilities of its predecessor, which created increases in depreciation and amortization charges in periods subsequent to the Yorktown investment. The historical financial statements present separate reports for the entities before and after the transaction. For purposes of the analysis below, the year 2000 is considered one period, and the distinction in legal entities created by the transaction with Yorktown is ignored.

        The Partnership has grown significantly through asset purchases in recent years, which creates many of the major differences when comparing operating results from one period to another. The most significant asset purchases are the acquisitions of its Arkoma gathering system, Gulf Coast system, CCNG system, Vanderbilt system and DEFS acquisition.

        The Partnership acquired the Arkoma gathering system in September 2000 for a purchase price of approximately $10.5 million. The Arkoma system consisted of approximately 84 miles of gathering lines located in eastern Oklahoma. When acquired, the system was connected to approximately 115 wells, and purchased and resold approximately 12,000 MMBtu of gas per day.

        The Partnership acquired the Gulf Coast system in September 2000 for a purchase price of approximately $10.6 million. The Gulf Coast system consisted of approximately 484 miles of gathering and transmission lines extending from south Texas to markets near the Houston area. At the time of the acquisition, it was transporting approximately 117,000 MMBtu of gas per day.

        The Partnership acquired the CCNG system in May 2001 for a purchase price of approximately $30.0 million. The CCNG system included four principal assets: the Corpus Christi system, the Gregory gathering system, the Gregory processing plant and the Rosita treating plant.

  •
  The Corpus Christi system consists of approximately 295 miles of gathering and transmission lines extending from supply points in south Texas to markets in Corpus Christi Texas, with average throughput of approximately 152,000 MMBtu of gas per day at the time of the acquisition.

  •
  The Gregory gathering system consists of approximately 297 miles of gathering lines located primarily in the Corpus Christi Bay area, with average throughput of approximately 76,500 MMBtu of gas per day at the time of the acquisition.

  •
  The Gregory processing plant processes most of the gas gathered by the Gregory gathering system, extracting the liquids, fractionating them into NGLs, and selling the remaining residue gas. At the time of the acquisition, the plant was processing approximately 43,400 MMBtu of gas per day.

  •
  The Rosita treating plant was treating approximately 25,000 MMBtu of gas per day at the time of its acquisition. The Rosita treating plant is operated in the Partnership's Treating Division, whereas all of the other assets in the CCNG acquisition are included in the Partnership's Midstream Division.

        The Partnership acquired the Vanderbilt system in December 2002 for a purchase price of $12.0 million. The Vanderbilt system consists of approximately 200 miles of gathering lines in the same approximate geographic area as the Gulf Coast System. At the time of its acquisition, it was transporting approximately 32,000 MMBtu of gas per day.

        Other Assets.    We own two inactive gas plants and a receivable associated with the Enron Corp. bankruptcy in addition to our limited and general partner interests in the Partnership. The Enron receivable is discussed on page 47 under "—Results of Operations—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—Profit (Loss) on Energy Trading Activities." The two gas plants are the Jonesville processing plant, which had been largely inactive since the beginning of 2001, and the Clarkson plant, acquired shortly before the Partnership's initial public offering. Our management has not yet determined whether we will elect to activate or liquidate these plants. The activation or liquidation of one or both of these plants will not have a material impact on our business or results of operations.

        Impact of Federal Income Taxes.    Crosstex Energy, Inc. is a corporation for federal income tax purposes. As such, our federal taxable income is subject to tax at a maximum rate of 35.0% under current law. We expect to have significant amounts of taxable income allocated to us as a result of our investment in the Partnership units particularly because of remedial allocations that will be made among the unitholders and because of the general partner's incentive distribution rights, which we will benefit from as the sole owner of the general partner. Taxable income allocated to us by the Partnership will increase over the years as the ratio of income to distributions increases for all of the unitholders.

        We currently have a net operating loss carryforward. We estimate that we will be able to use our net operating loss carryforward to offset most of the income allocated to us in fiscal 2004 by the Partnership. In future years, however, we do not expect to have this net operating loss carryforward to offset our income. As a result, we will have to pay tax on our federal taxable income at a maximum rate of 35.0% under current law. Thus, the amount of money available to make cash distributions to our stockholders will decrease markedly after we use all of our net operating loss carryforward.

        Our use of this net operating loss carryforward will be limited if there is a greater than 50.0% change in our stock ownership over a three year period. However, we do not expect such a change in ownership to occur before we fully utilize our loss carryforward.

Commodity Price Risks

        The Partnership's profitability has been and will continue to be affected by volatility in prevailing NGL product and natural gas prices. Changes in the prices of NGL products correlate closely with changes in the price of crude oil. NGL product and natural gas prices have been subject to significant volatility in recent years in response to changes in the supply and demand for NGL products and natural gas market uncertainty.

        Profitability under the Partnership's gas processing contracts is impacted by the margin between NGL sales prices and the cost of natural gas and may be negatively affected by decreases in NGL prices or increases in natural gas prices.

        Changes in natural gas prices impact the Partnership's profitability since the purchase price of a portion of the gas it buys (approximately 9.1% in the first nine months of 2003) is based on a percentage of a particular natural gas price index for a period, while the gas is resold at a fixed dollar relationship to the same index. Therefore, during periods of low gas prices, these contracts can be less profitable than during periods of higher gas prices. However, on most of the gas the Partnership buys and sells, margins are not affected by such changes because the gas is bought and sold at a fixed relationship to the relevant index. Therefore, while changes in the price of gas can have very large impacts on revenues and cost of revenues, on this portion of the gas, the changes are equal and offsetting.

        Part of the Partnership's fee from the Seminole gas plant is based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks.

        Gas prices can also affect the Partnership's profitability indirectly by influencing drilling activity and related opportunities for gas gathering, treating and processing.

Results of Operations

        Our consolidated results of operations are derived from the results of operations of the Partnership, and also include our gains on the issuance of units in the Partnership, deferred taxes, interest of non-controlling partners in the Partnership's net income, interest income (expense) and general and administrative expenses not reflected in the Partnership's results of operations. Set forth in the table below is certain financial and operating data for the Partnership's Midstream and Treating divisions that are consolidated into our financial statements for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in millions)
Midstream revenues	$91.6	$362.7	$437.7	$311.5	$747.3
Midstream purchased gas	86.4	344.8	414.0	294.0	715.5

Midstream gross margin	5.2	17.9	23.7	17.5	31.8

Treating revenues	23.3	24.4	14.8	10.6	15.7
Treating purchased gas	19.6	18.1	5.8	4.0	6.3

Treating gross margin	3.7	6.3	9.0	6.6	9.4

Total gross margin	$8.9	$24.2	$32.7	$24.1	$41.2

Midstream Volumes (MMBtu/d):
Gathering and transportation	77,527	313,103	392,281	392,856	626,344
Processing	20,605	60,629	85,776	87,013	125,837
Producer services	215,121	283,098	230,327	228,857	263,367
Treating Volumes (MMBtu/d)	32,938	62,782	97,866	98,681	90,845

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Revenues.    Midstream revenues were $747.3 million for the nine months ended September 30, 2003 compared to $311.5 million for the nine months ended September 30, 2002, an increase of $435.8 million, or 140%. This increase is primarily due to an increase in natural gas prices from an average HSC index price of $5.51 per MMBtu for the first nine months of 2003 compared to $2.97 per MMBtu in the first nine months of 2002, which caused a $259.5 million increase in revenues. Additional revenue of $119.5 million was generated by the acquired DEFS assets ($45.0 million of revenue) and the acquired Vanderbilt system ($74.5 million of revenue), which were not in operation in the first nine months of 2002. Additional increases in revenue of $77.0 million was generated at Gregory Gathering, Gregory Processing, CCNG Transmission, and Arkoma Gathering due to new volumes into the systems from producer drilling and additional sales volumes from new markets. These increases were partially offset by a decrease in revenue of $20.6 million at the Gulf Coast system due to a decrease in volume.

        Treating revenues were $15.7 million for the nine months ended September 30, 2003 compared to $10.6 million in the same period in 2002, an increase of $5.1 million, or 48%. Increases in the price of natural gas contributed $3.3 million of the increase, $2.7 million of the increase was due to 23 new plants placed in service, and $0.9 million of the increase was due to volume increases at two plants. These increases were partially offset by volume decreases at two plants, which reduced revenues by $0.8 million and the removal of 10 plants from service which reduced revenues by $0.9 million.

        Purchased Gas Costs.    Midstream purchased gas costs were $715.5 million for the nine months ended September 30, 2003 compared to $294.0 million for the nine months ended September 30, 2002, an increase of $421.5 million, or 143%. Costs increased by $252.2 million due to the increase in natural gas prices. In addition, costs of $111.7 million were generated by the DEFS assets ($40.5 million of costs) and the Vanderbilt system ($71.2 million of costs) that were not in operation in the first nine months of 2002. Additional costs were generated at Gregory Gathering, Gregory Processing, CCNG Transmission, and Arkoma gathering of $76.8 million due to new volumes into the systems from producer drilling and to fulfill new market demands. These increases in costs were partially offset by a decrease in purchased gas costs of $19.1 million at the Gulf Coast system due to a decrease in volume.

        Treating purchased gas costs were $6.3 million for the nine months ended September 30, 2003 compared to $4.0 million in the comparable period in 2002, an increase of $2.3 million, or 58%. The increase in natural gas prices resulted in a $3.0 million increase, which was partially offset by a decrease in treating volumes at two volume sensitive plants.

        Operating Expenses.    Our operating expenses were $13.1 million for the nine months ended September 30, 2003 compared to $7.7 million for the nine months ended September 30, 2002, an increase of $5.3 million, or 69%. This increase was primarily due to the addition of the DEFS assets, the initiation of service from the Vanderbilt system, the Hallmark lateral and new treating plants placed in service.

        General and Administrative Expenses.    Our general and administrative expenses were $7.4 million for the nine months ended September 30, 2003 compared to $6.3 million for the nine months ended September 30, 2002, an increase of $1.1 million, or 17%. The increase was primarily due to staff additions associated with the Partnership's recent acquisitions.

        Stock-based Compensation.    Stock-based compensation was $4.6 million for the nine months ended September 30, 2003 compared to $33,000 in the same period of 2002. This stock-based compensation primarily related to a modification in employee option agreements, which allowed the option holders to elect to be paid in cash for the modified options based on the fair value of those options. Crosstex Energy, Inc. is responsible for paying the intrinsic value of the options to the holders who elect to cash out their options.

        Impairments.    There was no impairment expense for the nine months ended September 30, 2003 compared to $3.2 million for the nine months ended September 30, 2002. Intangible assets were booked associated with the contract values of certain treating plants and other assets in conjunction with the Yorktown investment in May 2000. Impairment charges in the first nine months of 2002 were associated with intangible contract values at two specific treating plants. These two plants are still working at the location where they were sited at the time of the Yorktown investment, but had experienced declines in cash flows at the time the impairment charges were taken.

        (Profit) Loss on Energy Trading Activities.    The profit on energy trading was $1.5 million for the nine months ended September 30, 2003 compared to $2.9 million for the nine months ended September 30, 2002, a decrease of $1.4 million. Included in these amounts were realized margins on delivered volumes in the producer services "off-system" gas marketing operations of $1.9 million in the first nine months of 2003 and $1.3 million in the first nine months of 2002. In addition, gains of $1.6 million relating primarily to options bought and/or sold in the management of the Partnership's Enron position were booked in 2002.

        Depreciation and Amortization.    Our depreciation and amortization expense was $9.3 million for the nine months ended September 30, 2003 compared to $6.0 million for the nine months ended September 30, 2002, an increase of $3.3 million, or 54%. This increase was primarily due to an increase in fixed assets of $114.9 million from September 30, 2002 to September 30, 2003 (including the acquisition of assets from DEFS which was completed on June 30, 2003).

        Interest Expense.    Our interest expense was $2.0 million for the nine months ended September 30, 2003 compared to $2.1 million for the nine months ended September 30, 2002, a decrease of $0.2 million, or 8%. This decrease was due to a reduction in bank debt from the proceeds of the Partnership's initial public offering.

        Other Income (Expense).    Our other income (expense) includes costs associated with a lawsuit settlement of $0.1 million offset by income from affiliated partnerships.

        Income Tax Expense.    We provide for income taxes using the liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis of assets and liabilities that will reverse in future periods. Our income tax provision was $8.8 million during the nine months ended September 30, 2003 compared to $560,000 for the nine months ended September 30, 2002, an increase of approximately $8.3 million. This increase was primarily due to the gain on issuance of units of the Partnership. We estimate that we will not have a current tax liability in 2003 due to the availability of our net operating loss carryforward. This tax provision is reflected as an increase in our deferred tax liability.

        Interest of Non-controlling Partners in the Partnership's Net Income.    We recorded an expense of $3.1 million during the nine months ended September 30, 2003 associated with the interests of non-controlling partners' in the Partnership. We owned all of the interests in the Partnership and its predecessors until its December 2002 initial public offering.

        Net Income (Loss).    Our net income for the nine months ended September 30, 2003 was $12.5 million compared to $1.0 million for the nine months ended September 30, 2002, an increase of $11.5 million. The principal reasons for this increase were the $18.1 million gain on issuance of units in the Partnership's September 2003 offering of common units, an increase in gross margin of $17.1 million and a decrease in impairments of $3.2 million, offset principally by increases in stock-based compensation of $4.6 million, interest of non-controlling partners in the Partnership's net income of $3.1 million, depreciation and amortization of $3.3 million and income tax expense of $8.3 million and a decrease in profit on energy trading activities of $1.4 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenues.    Our Midstream revenues were $437.7 million for the year ended December 31, 2002 compared to $362.7 million for the year ended December 31, 2001, an increase of $75.0 million, or 21%. Revenues were higher in 2002 than in 2001 due to the contribution of the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, which generated $120.5 million in additional revenues in 2002, as these assets were not acquired until May 2001. This increase was partially offset by a decline in natural gas prices from an average NYMEX settlement price of $4.273 per MMBtu in 2001 to $3.221 per MMBtu in 2002, which reduced revenues by $44.0 million.

        Our Treating revenues were $14.8 million for the year ended December 31, 2002 compared to $24.4 million in the same period in 2001, a decrease of $9.5 million, or 39%. The decline was due to the decrease in the price of natural gas, which accounted for $11.8 million of the decrease in treating revenues, a change in the contracts at certain plants to discontinue purchasing and reselling the treated gas and instead to receive only a treatment fee, which accounted for $4.8 million of the decrease, and a decrease in volume at one plant which accounted for $0.7 million of the decrease. This decline was partially offset by volume increases at two plants which generated an additional $5.6 million of revenue, 14 new plants placed in service in 2002 which collectively added $1.9 million, and the acquisition of the Rosita plant in May 2001, which generated an additional $0.3 million.

        Purchased Gas Costs.    Our Midstream purchased gas costs were $414.0 million for the year ended December 31, 2002 compared to $344.8 million for the year ended December 31, 2001, an increase of $69.2 million, or 20%. Costs increased by $113.7 million as the Corpus Christi system, the Gregory gathering system and the Gregory processing plant were purchased in May 2001 and only five months of their operating results were included in the 2001 period. This increase was partially offset by the decline in natural gas prices discussed above, which reduced costs by $44.0 million.

        Our Treating purchased gas costs were $5.8 million in 2002 compared to $18.1 million in 2001, a decrease of $12.3 million or 68%. The decrease in natural gas prices caused $7.2 million of the decline, certain contracts were restructured from a purchase and resale of the associated gas to a pure treatment fee, causing a decline of $4.8 million, and a decrease in treating volumes at one plant caused $0.7 million of the decline. This decrease was partially offset by costs at a new facility which created additional purchased gas costs of $0.3 million.

        Operating Expenses.    Our operating expenses were $10.5 million for the year ended December 31, 2002, compared to $7.4 million for the year ended December 31, 2001, an increase of $3.0 million, or 41%. The increase was primarily associated with the CCNG assets purchased in May 2001.

        General and Administrative Expenses.    Our general and administrative expenses were $8.6 million for the year ended December 31, 2002 compared to $5.9 million for the year ended December 31, 2001, an increase of $2.7 million, or 45%. The increases were associated with increases in staffing associated with the requirements of the CCNG assets and in preparation for the Partnership's initial public offering.

        Impairments.    We had impairment expense of $4.2 million in 2002 compared to $2.9 million in 2001. Intangible assets were booked associated with the contract values of certain treating plants and other assets in conjunction with the Yorktown investment in May 2000. Impairment charges in 2002 and 2001 are associated with writing off certain of these intangible contract values. The charges in 2001 relate to intangible contract values associated with the Jonesville processing plant, which was transferred out of the partnership in conjunction with the initial public offering. Impairment charges in 2002 are primarily associated with intangible contract values at four specific treating plants.

        (Profit) Loss on Energy Trading Activities.    Our profit on energy trading was $2.7 million for the year ended December 31, 2002 compared to a loss of $3.7 million for the year ended December 31, 2001, an increase of $6.4 million. Included in these amounts are realized margins on delivered volumes in the producer services "off-system" gas marketing operations of $1.8 million in 2002 and $1.9 million in 2001. In addition, our gains of $0.9 million relating primarily to options bought and/or sold in the management of our Enron position and the offsetting mark-to-market purchased volumes were booked in 2002. Offsetting the gains from the producer services off-system gas marketing operations in 2001 was the $5.7 million reserve booked against our Enron receivable. See "—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—(Profit) Loss on Energy Trading Activities" on page 47.

        Depreciation and Amortization.    Our depreciation and amortization expense was $7.7 million for the year ended December 31, 2002 compared to $6.2 million for the year ended December 31, 2001, an increase of $1.5 million, or 25%. The increase is primarily related to additional depreciation expense associated with the CCNG assets purchased in May 2001, partially offset by a decrease in amortization expense due to goodwill no longer being amortized in 2002 in accordance with SFAS 142.

        Interest Expense.    Our interest expense was $2.4 million for the year ended December 31, 2002 compared to $2.3 million for the year ended December 31, 2001, an increase of $0.1 million, or 6%. The increase relates primarily to bank debt incurred in the acquisitions of the CCNG assets in May, 2001, offset by lower interest rates and higher interest income from management notes during 2002.

        Gain on issuance of units in the Partnership.    In conjunction with the Partnership's December 2002 initial public offering of common units, we conveyed to the Partnership our entire interest in the Partnership's predecessor in exchange for (1) a 2.0% general partner interest in the Partnership, (2) 333,000 common units and (3) 4,667,000 subordinated units of the Partnership. As a result of the Partnership issuing additional units to the public in its initial public offering at a price per unit greater than our equivalent carrying value, our share of the net assets of the Partnership increased by $11.1 million. Accordingly, we recognized an $11.1 million gain in 2002.

        Income Taxes.    Our income tax expense was $7.5 million for the year ended December 31, 2002, primarily due to the gain on the issuance of units in the Partnership, compared to a tax benefit of

$1.3 million for the year ended December 31, 2001. As a result of the remedial allocations of Partnership deductions that will be made in favor of the holders who purchased their units on the open market, we will be allocated more taxable income relative to our distributions than other unitholders. The remedial income allocations will result in an additional current income tax provision for the year in which the allocations are made, but should correspondingly reduce the differences between the tax and book basis of the assets with respect to which remedial allocations are made, thereby reducing our deferred tax liability. At December 31, 2002, the difference in our book and tax basis in our Partnership units was less than our share of the difference in the book and tax basis of the Partnership's assets, after considering the remedial allocations. The resulting deferred tax asset of $2.6 million can only be realized upon liquidation of the Partnership and only to the extent of capital gains. Accordingly, we have fully reserved this deferred tax asset at December 31, 2002. The amount of the deferred tax asset will change in the future when the Partnership sells additional units. The amount of future changes is dependent on the amounts of future remedial allocations and gains or losses recorded by us on the Partnership's sale of additional units.

        At December 31, 2002, we had a net operating loss carry-forward of approximately $9.2 million. This carry-forward can be utilized to offset future taxable income and does not expire until 2022.

        Interest of Non-controlling Partners in the Partnership's Net Income.    We recorded an expense of $0.1 million during the year ended December 31, 2002 associated with the interests of non-controlling partners' in the Partnership.

        Net Income (Loss).    Our net income (loss) for the year ended December 31, 2002 was $5.6 million compared to ($2.7) million for the year ended December 31, 2001, an increase of $8.3 million. Gross margin increased by $8.6 million from 2001 to 2002, offset by increases in ongoing cash costs for operating expenses, general and administrative expenses, and interest expense as discussed above. The gain on issuance of units in the Partnership of $11.1 million and the profit on energy trading contracts also contributed to the increase in net income partially offset by increases in non-cash charges for depreciation and amortization expense, impairment expense and tax expense.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Revenues.    Our Midstream revenues were $362.7 million for the year ended December 31, 2001 compared to $91.6 million for the year ended December 31, 2000, an increase of $271.1 million, or 296%. Revenues were higher in 2001 primarily due to the Partnership's:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 contributed to an increase in revenues by $10.3 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to only four months in 2000 contributed to an increase in revenues by $68.4 million;

  •
  acquisition of the Corpus Christi system in May 2001 increased revenues by $117.0 million;

  •
  acquisition of the Gregory gathering system in May 2001 increased revenues by $52.5 million; and

  •
  acquisition of the Gregory processing plant in May 2001 increased revenues by $13.1 million. This was partially offset by the closure of the Jonesville plant, which contributed $4.0 million of revenues in 2000.

        The remaining increase in our Midstream revenue is primarily attributable to the average price of natural gas in 2001 being approximately $0.39 per MMBtu higher than the average price in 2000.

        Revenues for natural gas treating were $24.4 million in 2001 compared to $23.3 million in 2000, an increase of $1.0 million, or 4%, due to new plants placed in service.

        Purchased Gas Costs.    Our Midstream division purchased gas costs for the year ended December 31, 2001 were $344.8 million compared to $86.4 million for the prior year, an increase of $258.3 million, or 299%. Costs were higher in 2001 primarily due to the Partnership's:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 contributed to an increase in costs by $9.0 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to only four months in 2000 increased costs by $65.3 million;

  •
  acquisition of the Corpus Christi system in May 2001 increased costs by $114.0 million;

  •
  acquisition of the Gregory gathering system in May 2001 increased costs by $49.9 million; and

  •
  acquisition of the Gregory processing plant in May 2001 increased costs by $9.9 million. This was partially offset by the shutdown of the Jonesville processing plant, which had $3.1 million of costs during 2000.

        Our Treating division purchased gas costs were $18.1 million in 2001 compared to $19.6 million in 2000, a decrease of $1.5 million, or 8%. In combination with the improvement in revenues in natural gas treating, the decrease in costs resulted in an improvement in gross margin of $2.5 million, or 68%. This improvement was primarily attributable to new plants placed in service for a fee, as opposed to purchase and resale of the gas.

        Operating Expenses.    Our operating expenses were $7.4 million for the year ended December 31, 2001, compared to $2.3 million for the year ended December 31, 2000, an increase of $5.1 million, or 218%. Expenses were higher in 2001 than in 2000 primarily due to:

  •
  the Partnership's ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 increased expenses by $0.6 million;

  •
  the Partnership's ownership of the Gulf Coast system for the full year in 2001 as compared to four months in 2000 increased expenses by $1.0 million;

  •
  the Partnership's acquisition of the Corpus Christi system in May 2001 increased expenses by $0.9 million;

  •
  the Partnership's acquisition of the Gregory gathering system increased expenses by $0.5 million;

  •
  the Partnership's acquisition of the Gregory processing plant increased expenses by $1.3 million, and the shut down of the Jonesville plant in 2001 resulted in a decrease of $0.3 million; and

  •
  operating expenses for the Treating division increased by $0.8 million due to 10 new operated plants being placed in service.

        General and Administrative Expenses.    Our general and administrative expenses were $5.9 million for the year ended December 31, 2001 compared to $2.8 million for the year ended December 31, 2000, an increase of $3.1 million, or 110%. The increase in general and administrative expenses was associated with the increase in employees caused by the Partnership's rapid growth and preparation for its initial public offering. Total personnel employed increased from 44 to 107 between the end of 2000 and the end of 2001.

        Stock-based Compensation.    Our stock-based compensation expense was zero in 2001 compared to $8.8 million for the year ended December 31, 2000. Stock based compensation in 2000 was associated with the valuation of management's interest in its predecessor as a result of the Yorktown investment in May 2000.

        Impairments.    Our impairment expense was $2.9 million for the year ended December 31, 2001 compared to zero for the prior year. The impairment charge was recorded to reduce the carrying value of the Jonesville plant and related intangible assets to fair value in accordance with SFAS 121. See "—Critical Accounting Policies—Impairment of Long-Lived Assets" beginning on page 49.

        (Profit) Loss on Energy Trading Activities.    Our loss on energy trading for the year ended December 31, 2001 was $3.7 million compared to a profit of $1.9 million for the prior year. The loss on energy trading in 2001 included $5.7 million associated with the write-down of the estimated realizable value of the Partnership's receivable from Enron North America Corp., a subsidiary of Enron Corp., at December 31, 2001. On December 2, 2001, Enron Corp. and certain subsidiaries, including Enron North America Corp., each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Enron North America failed to make timely payment of approximately $3.9 million for physical delivery of gas in 2001. This amount remained outstanding as of December 31, 2001. Additionally, the Partnership had entered into natural gas hedging and physical delivery contracts with Enron North America. According to the terms of the contracts, Enron North America is liable to the Partnership for the mark-to-market value of all contracts outstanding on the date the Partnership exercised its termination right under the contracts, which totaled approximately $4.6 million and which has been recorded as a receivable from Enron North America. The Partnership's has accounted for these contracts as energy trading contracts whereby changes in fair value of the fixed price purchase commitments are recognized in earnings.

        We had offsets to the above amounts totaling approximately $0.3 million, resulting in a net $8.2 million receivable from Enron North America at December 31, 2001. Due to the uncertainty of future collections, a charge and related allowance for 70% of the net receivable, or $5.7 million, was recorded at December 31, 2001. Further adjustments to the Enron receivable will be recognized in earnings when the Partnership's management believes recovery of the asset is assured or additional reserves are warranted.

        Partially offsetting the Enron-related loss in the 2001 period were the realized margins on delivered volumes in the producer services "off-system" gas marketing operations. In 2001, the realized margins from the Partnership's producer services operations were approximately $1.9 million, compared to approximately $1.8 million in 2000.

        Depreciation and Amortization.    Our depreciation and amortization expense was $6.2 million for the year ended December 31, 2001 compared to $2.9 million for the year ended December 31, 2000, an increase of $3.4 million, or 117%. The increase in depreciation and amortization is primarily related to the Partnership's acquisitions of new assets, which resulted in additional depreciation and amortization expense as follows:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 increased depreciation and amortization expense by $0.5 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to four months in 2000 increased depreciation and amortization expense by $0.6 million; and

  •
  the acquisition of the CCNG assets in May 2001 increased depreciation and amortization expense by $1.3 million.

        In addition, the accounting associated with the Yorktown investment in May 2000 resulted in an increase in our depreciation and amortization for subsequent periods. Therefore, depreciation and amortization expense for the first four months of 2000 is approximately $0.4 million lower than if the investment had occurred at the beginning of 2000.

        Interest Expense.    Our interest expense was $2.3 million for the year ended December 31, 2001 compared to $0.6 million for the year ended December 31, 2000, an increase of $1.6 million, or 270%.

The increase was principally caused by increases in average outstanding borrowings as a result of the CCNG acquisition and the acquisition and refurbishment of treating plants. In addition, borrowings relative to the Partnership's Arkoma and Gulf Coast assets were outstanding for the full year in 2001 as compared to only a part of 2000.

        Income Tax Expense.    We recognized an income tax benefit of $1.3 million for the year ended December 31, 2001 compared to an income tax expense of $0.7 million for the eight months ended December 31, 2000 due to an operating loss and higher interest expense in 2001 as compared to 2000.

        Net Income (Loss).    Our net loss for the year ended December 31, 2001 was ($2.7) million compared to ($6.8) million for the year ended December 31, 2000. Gross margin improved from $8.9 million in 2000 to $24.2 million in 2001, an improvement of $15.3 million, or 171%, largely as a result of acquisition-related growth as discussed above. This improvement was partially offset by increases in recurring cash charges for operating expenses, general and administrative expenses, and interest expense totaling $9.8 million, non-cash charges for depreciation and amortization of $3.4 million, and the loss on energy trading contracts and impairments totaling $8.5 million.

Critical Accounting Policies

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment to the specific set of circumstances existing in our business. Compliance with the rules necessarily involves reducing a number of very subjective judgments to a quantifiable accounting entry or valuation. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules is critical. Our critical accounting policies are discussed below. For further details on our accounting policies and a discussion of new accounting pronouncements, see Note 2 of the Notes to Combined Financial Statements.

        Revenue Recognition and Commodity Risk Management.    We recognize revenue for sales or services at the time the natural gas or natural gas liquids are delivered or at the time the service is performed.

        The Partnership engages in price risk management activities in order to minimize the risk from market fluctuations in the price of natural gas, oil and natural gas liquids. The Partnership also manages its price risk related to future physical purchase or sale commitments by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance its future commitments and significantly reduce its risk to the movement in natural gas prices.

        Prior to January 1, 2001, we used the deferral method of accounting to account for financial instruments which qualified for hedge accounting, whereby unrealized gains and losses were generally not recognized until the physical delivery required by the contracts was made.

        Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS No. 133, all derivatives and hedging instruments are recognized as assets or liabilities at fair value. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

        The Partnership conducts "off-system" gas marketing operations as a service to producers on systems that it does not own. The Partnership refers to these activities as part of producer services. In some cases, the Partnership earns an agency fee from the producer for arranging the marketing of the producer's natural gas. In other cases, the Partnership purchases the natural gas from the producer and enters into a sales contract with another party to sell the natural gas. These are reflected at net amounts in the profit (loss) on energy trading contracts line on the statement of operations.

        The Partnership manages its price risk related to future physical purchase or sale commitments for producer services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance its future commitments and significantly reduce its risk to the movement in natural gas prices. However, the Partnership is subject to counterparty risk for both the physical and financial contracts. Prior to October 26, 2002, we accounted for these producer services natural gas marketing activities as energy trading contracts in accordance with EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 required energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. In October 2002, the EITF reached a consensus to rescind EITF No. 98-10. Accordingly, energy trading activities entered into subsequent to October 25, 2002, should be accounted for under accrual-basis accounting rather than mark-to-market accounting unless the contracts meet the requirements of a derivative under SFAS No. 133. The Partnership's energy trading contracts qualify as derivatives, and accordingly, it continues to use mark-to-market accounting for both physical and financial contracts of its producer services business. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to its producer services natural gas marketing activities are recognized in earnings as profit or loss on energy trading immediately.

        For each reporting period, we record the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period is reported as profit or loss on energy trading in the our statement of operations.

        Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, we evaluate the long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in its management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

        When determining whether impairment of one of its long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset. Our estimate of cash flows is based on assumptions regarding the purchase and resale margins on natural gas, volume of gas available to the asset, markets available to the asset, operating expenses, and future natural gas prices and NGL product prices. The amount of availability of gas to an asset is sometimes based on assumptions regarding future drilling activity, which may be dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors, including but not limited to:

  •
  changes in general economic conditions in regions in which the Partnership's markets are located;

  •
  the availability and prices of natural gas supply;

  •
  the Partnership's ability to negotiate favorable sales agreements;

  •
  the risks that natural gas exploration and production activities will not occur or be successful;

  •
  the Partnership's dependence on certain significant customers, producers, and transporters of natural gas; and

  •
  competition from other midstream companies, including major energy producers.

        Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

        Sale of Securities by Subsidiary.    We recognize gains and losses in our consolidated statements of income resulting from subsidiary sales of additional equity interests, including Partnership units, to unrelated parties.

Liquidity and Capital Resources

        Cash Flows.    Our net cash provided by operating activities was $26.3 million and $15.1 million for the nine months ended September 30, 2003 and 2002, respectively. Net cash provided by operating activities in 2003 increased principally due to higher margins ($17.1 million) partially offset by higher operating expenses ($5.3 million).

        Our net cash provided by (used in) operating activities was $20.6 million, ($8.8) million and $15.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash provided by operating activities in 2002 improved principally due to higher margins ($8.6 million) offset by higher cash expenses ($5.7 million), the loss of energy contracts related to Enron in 2001 ($5.7 million) and fund flows for working capital accounts. Net cash used in operating activities during the year ended December 31, 2001 was $23.8 million lower than the prior year principally attributable to higher margins ($15.3 million), offset by higher cash expenses ($9.8 million), the loss on energy trading contracts related to Enron ($5.7 million), and fund flows for working capital accounts.

        Our net cash used in investing activities was $98.6 million and $12.7 million for the nine months ended September 30, 2003 and 2002, respectively. Net cash used in investing activities during 2003 related to the DEFS acquisition as well as internal growth projects and investing activities during 2002 primarily related to internal growth projects. The internal growth projects referred to for both nine month periods were buying, refurbishing and installing treating plants, and other internal growth capital projects, including the Gregory plant expansion in 2003.

        Our net cash used in investing activities was $33.2 million, $52.5 million and $28.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash used in investing activities during all periods was primarily related to acquisition and internal growth projects. Net cash used in investing activities during each of the years ended December 31, 2002 and 2001 was primarily to fund acquisitions of the Vanderbilt system, the CCNG assets, buying and refurbishing and installing treating plants, the Arkoma and Gulf Coast systems, its acquisition of Millennium Gas Services, Inc., and internal growth capital projects.

        Our net cash provided by (used in) financing activities was $69.0 million and ($2.8) million for the nine months ended September 30, 2003 and 2002, respectively. Financing activities in 2003 relate principally to the funding of the DEFS acquisition and proceeds from the Partnership's September 2003 offering of common units. Financing activities during 2002 primarily represented funding or refunding of debt and working capital needs.

        Net cash provided by financing activities was $16.1 million, $43.0 million and $36.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Financing activities primarily represent net borrowings from banks to fund its acquisitions, other investments discussed above, and working capital needs, proceeds from the Partnership's initial public offering in 2002 and proceeds from preferred and common stock issuances.

        Distributions Received from the Partnership.    The following table sets forth the distributions we received from the Partnership since its initial public offering in December 2002.

	Cash Distributions to Us
	IPO to December 31, 2002(1)	Quarter Ended March 31, 2003	Quarter Ended June 30, 2003	Quarter Ended September 30, 2003
Crosstex Energy, L.P. distribution per unit	$0.076	$0.500	$0.550	$0.700

Limited Partner Ownership Interest:
333,000 common units	$25,308	$166,500	$183,150	$233,100
4,667,000 subordinated units	354,692	2,333,500	2,566,850	3,266,900

Total	380,000	2,500,000	2,750,000	3,500,000

General Partner Ownership Interest:
2.0% general partner interest	11,322	74,490	83,078	136,686
Incentive distribution rights	0	0	55,824	380,112

Total	11,322	74,490	138,902	516,798

Total	$391,322	$2,574,490	$2,888,902	$4,016,798

(1)
Reflects the pro rata minimum quarterly distribution covering the period from the closing of the Partnership's initial public offering on December 17, 2002 through December 31, 2002. This distribution was paid to us together with the March 31, 2003 distribution.

        Capital Requirements.    The natural gas gathering, transmission, treating and processing businesses are capital-intensive, requiring significant investment to maintain and upgrade existing operations. The Partnership's capital requirements have consisted primarily of, and we anticipate will continue to be:

  •
  maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets in order to maintain existing operating capacity of its assets and to extend their useful lives, or other capital expenditures which do not increase the partnership's cash flows; and

  •
  growth capital expenditures such as those to acquire additional assets to grow its business, to expand and upgrade gathering systems, transmission capacity, processing plants or treating plants, and to construct or acquire new pipelines, processing plants or treating plants.

        Given the Partnership's objective of growth through acquisitions, the Partnership anticipates that it will continue to invest significant amounts of capital to grow and acquire assets. In August 2003, the Partnership expanded its Gregory processing plant. The expansion increased the capacity of the plant from approximately 99,000 MMBtu to 166,500 MMBtu and cost approximately $7.0 million. For fiscal 2003, maintenance capital expenditures are expected to be between $4.0 to $5.0 million.

        The Partnership believes that cash generated from operations will be sufficient to meet its minimum quarterly distributions and anticipated maintenance capital expenditures through December 31, 2003. The Partnership expects to fund its growth capital expenditures from cash provided by operations and, to the extent necessary, from the proceeds of borrowings under the bank credit facility and senior secured notes discussed below and the issuance of additional common units. The Partnership may not be able to issue additional units or may not be able to issue such units on favorable terms primarily as a result of market conditions for its securities. The Partnership's ability to pay distributions to its unitholders and to fund planned capital expenditures and to make acquisitions will depend upon its future operating performance, which will be affected by prevailing economic conditions in its industry and financial, business and other factors, some of which are beyond its control.

        We believe that the cash generated by the distributions we receive from Crosstex Energy, L.P. will be sufficient to meet our anticipated general and administrative expenses as well as income tax liability. While we have no present intention of engaging in any activities other than our ownership of partnership interests in the Partnership, we expect to fund any growth capital expenditures from the distributions we receive from the Partnership and, to the extent necessary, borrowings from a third-party lender and the issuance of additional shares of our capital stock. We may not be able to issue additional shares of our capital stock or may not be able to issue such shares on favorable terms primarily as a result of market conditions for our securities. Our ability to pay dividends to our stockholders and to fund any capital expenditures and to make acquisitions will depend upon the Partnership's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

        Total Contractual Cash Obligations.    A summary of the Partnership's total contractual cash obligations as of December 31, 2002, is as follows:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-Term Debt	$22.5	$—	$11.0	$11.5	—
Capital Lease Obligations	—	—	—	—	—
Operating Leases	2.2	0.8	1.4	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Obligations	$24.7	$0.8	$12.4	$11.5	—

The above table does not include any physical or financial contract purchase commitments for natural gas by the Partnership.

        Payments due on total debt outstanding as of September 30, 2003 are as follows (in millions):

Less than 1 year	$0.1
1-3 years	16.7
3-5 years	18.8
More than 5 years	7.6

Total	$43.2

Description of Indebtedness

        At September 30, 2003, the Partnership had total outstanding long-term indebtedness of $43.2 million, including approximately $40.0 million of senior secured notes, $2.5 million of outstanding borrowings under the bank credit facility and approximately $0.7 million of other indebtedness.

        Bank Credit Facility.    The Partnership's operating partnership, Crosstex Energy Services, L.P., has entered into a $120 million senior secured credit facility with Union Bank of California, N.A. (as a lender and as administrative agent) and other lenders, consisting of the following two facilities:

  •
  a $70.0 million senior secured revolving acquisition facility; and

  •
  a $50.0 million senior secured revolving working capital and letter of credit facility.

        The acquisition facility was used for the Partnership's DEFS acquisition and will be used to finance the acquisition and development of gas gathering, treating and processing facilities, as well as general partnership purposes. At September 30, 2003, the Partnership had $2.5 million of outstanding borrowings under the acquisition facility. The acquisition facility will mature in June 2006, at which time it will terminate and all outstanding amounts shall be due and payable. Amounts borrowed and repaid under the acquisition credit facility may be reborrowed.

        The working capital and letter of credit facility will be used for ongoing working capital needs, letters of credit, distributions to partners and general partnership purposes, including future acquisitions and expansions. At September 30, 2003, the Partnership had $22.5 million of letters of credit issued under the working capital and letter of credit facility leaving approximately $27.5 million available for future issuances of letters of credits, or up to $25.0 million of cash borrowings based on the $50.0 million facility level. The aggregate amount of borrowings under the Partnership's working capital and letter of credit facility is subject to a borrowing base requirement relating to the amount of its cash and eligible receivables (as defined in the credit agreement), and there is a $25.0 million sublimit for cash borrowings. This facility will mature in June 2006, at which time it will terminate and all outstanding amounts shall be due and payable. Amounts borrowed and repaid under the working capital and letter of credit facility may be reborrowed. The Partnership will be required to reduce all working capital borrowings to zero for a period of at least 15 consecutive days once each year.

        The obligations under the Partnership's bank credit facility are secured by first priority liens on all of its material pipeline, gas gathering and processing assets, all material working capital assets and a pledge of all of its equity interests in certain of its subsidiaries, and ranks pari passu in right of payment with the senior secured notes. The bank credit facility is guaranteed by certain of its subsidiaries and by us. We may prepay all loans under the bank credit facility at any time without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements.

        Indebtedness under the acquisition facility and the working capital and letter of credit facility bear interest at the Partnership's operating partnership's option at the administrative agent's reference rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.00%. The applicable margin varies quarterly based on the Partnership's leverage ratio. The fees charged for letters of credit range from 1.50% to 2.00% per annum, plus a fronting fee of 0.125% per annum. If the bank credit facility had been in place for the nine months ended September 30, 2003, the Partnership's operating partnership's weighted-average interest rate would have been 4.21%. The operating partnership will incur quarterly commitment fees based on the unused amount of the credit facilities.

        The Partnership's credit agreement prohibits it from declaring distributions to unitholders if any event of default, as defined in the credit agreement, exists or would result from the declaration of distributions. In addition, the bank credit facility contains various covenants that, among other restrictions, limit the operating partnership's ability to:

  •
  incur indebtedness;

  •
  grant or assume liens;

  •
  make certain investments;

  •
  sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions;

  •
  make distributions;

  •
  change the nature of its business;

  •
  enter into certain commodity contracts;

  •
  make certain amendments to the operating partnership's partnership agreement; and

  •
  engage in transactions with affiliates.

        The Partnership's bank credit facility also contains covenants requiring us to maintain:

  •
  a maximum ratio of total funded debt to consolidated EBITDA (each as defined in the bank credit facility), measured quarterly on a rolling four-quarter basis, of 3.75 to 1 through March 31, 2004, declining to 3.5 to 1 beginning June 30, 2004, pro forma for any asset acquisitions;

  •
  a minimum interest coverage ratio (as defined in the credit agreement), measured quarterly on a rolling four quarter basis, equal to 3.50 to 1;

  •
  minimum current ratio (as defined in the credit agreement), measured quarterly, of 1 to 1; and

  •
  a minimum tangible net worth (as defined in the credit agreement) of $60.0 million, plus one-half of certain equity contribution proceeds received after December 31, 2002.

        Each of the following will be an event of default under the Partnership's bank credit facility:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  failure to observe any agreement, obligation, or covenant in the credit agreement, subject to cure periods for certain failures;

  •
  certain judgments against the Partnership or any of its subsidiaries, in excess of certain allowances;

  •
  certain ERISA events involving the Partnership's or its subsidiaries;

  •
  cross defaults to certain material indebtedness;

  •
  certain bankruptcy or insolvency events involving us or its subsidiaries;

  •
  a change in control (as defined in the credit agreement); and

  •
  the failure of any representation or warranty to be materially true and correct when made.

        Senior Secured Notes.    In June 2003, the operating partnership of the Partnership entered into a master shelf agreement with an institutional lender pursuant to which it issued $30.0 million aggregate principal amount of senior secured notes with an interest rate of 6.95% and a maturity of seven years. In July 2003, the operating partnership issued $10.0 million aggregate principal amount of senior secured notes pursuant to the master shelf agreement with an interest rate of 6.88% and a maturity of seven years.

        The following is a summary of the material terms of the senior secured notes.

        The notes represent senior secured obligations of the operating partnership and will rank at least pari passu in right of payment with the Partnership's bank credit facility. The notes are secured, on an equal and ratable basis with the obligations of the Partnership's operating partnership under the credit facility, by first priority liens on all of its material pipeline, gas gathering and processing assets, all material working capital assets and a pledge of all of the Partnership's equity interests in certain of its subsidiaries. The senior secured notes are guaranteed by the Partnership, the operating partnership's subsidiaries and us.

        The senior secured notes are redeemable, at the operating partnership's option and subject to certain notice requirements, at a purchase price equal to 100% of the principal amount together with accrued interest, plus a make-whole amount determined in accordance with the master shelf agreement.

        The master shelf agreement relating to the notes contains substantially the same covenants and events of default as the Partnership's bank credit facility.

        If an event of default resulting from bankruptcy or other insolvency events occurs, the senior secured notes will become immediately due and payable. If any other event of default occurs and is continuing, holders of at least 50.1% in principal amount of the outstanding notes may at any time declare all the notes then outstanding to be immediately due and payable. If an event of default relating to nonpayment of principal, make-whole amounts or interest occurs, any holder of outstanding notes affected by such event of default may declare all the notes held by such holder to be immediately due and payable.

        The operating partnership was in compliance with all debt covenants at December 31, 2002 and September 30, 2003, and expects to be in compliance with debt covenants for the next twelve months.

        Intercreditor and Collateral Agency Agreement.    In connection with the execution of the master shelf agreement in June 2003, the lenders under the Partnership's bank credit facility and the initial purchasers of the senior secured notes entered into an Intercreditor and Collateral Agency Agreement, which was acknowledged and agreed to by the Partnership's operating partnership and its subsidiaries. This agreement appointed Union Bank of California, N.A. to act as collateral agent and authorized Union Bank to execute various security documents on behalf of the lenders under the bank credit facility and the initial purchases of the senior secured notes. This agreement specifies various rights and obligations of lenders under the Partnership's bank credit facility, holders of senior secured notes and the other parties thereto in respect of the collateral securing Crosstex Energy Services, L.P.'s obligations under the Partnership's bank credit facility and the master shelf agreement.

Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on the Partnership's results of operations for the years ended December 31, 2000, 2001 or 2002 or the nine months ended September 30, 2003. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and the Partnership's existing agreements, it has and will continue to pass along increased costs to our customers in the form of higher fees.

Environmental

        The Partnership's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. The Partnership's believes it is in material compliance with all applicable laws and regulations. For a more complete discussion of the environmental laws and regulations that impact us, see "Business—Crosstex Energy, L.P.—Environmental Matters" beginning on page 79.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This standard was required to be adopted by us beginning on January 1, 2003. We do not presently have any significant asset retirement obligations, and accordingly, the adoption of SFAS No. 143 did not have a significant impact on our financial position and results of operations.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the entity commits to an exit plan. This standard is effective for all exit or disposal activities which are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have any impact on our financial position or results of operations.

        In January 2003, the FASB issued Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires an entity to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. Certain guarantees are excluded from the measurement and disclosure provisions while certain other guarantees are excluded from the measurement provisions of the interpretation. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions apply to financial statements for periods ending after December 15, 2002. The adoption of the statement is not expected to have a material effect on the Partnership's financial statements when adopted.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. FIN No. 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period ending after December 15, 2003. The Company is evaluating its ownership interests in joint ventures and limited partnerships that are currently accounted for using the equity method of accounting to determine whether FIN No. 46 will require the consolidation of any of these investments.

        On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have an impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices. The Partnership faces market risk from commodity price variations, primarily due to fluctuations in the price of a portion of the natural gas it sells, and for the portion of the natural gas it processes and for which it has taken the processing risk, it is at risk for the difference in the value of the NGL products it produces versus the value of the gas used in fuel and shrinkage in their production. The Partnership also incurs credit risks and risks related to interest rate variations.

        Commodity Price Risk.    For the nine months ended September 30, 2003, approximately 9.1% of the natural gas the Partnership marketed was purchased at a percentage of the relevant natural gas index price, as opposed to a fixed discount to that price. As a result of purchasing the gas at a percentage of the index price, the Partnership's sale margins are higher during periods of higher natural gas prices and lower during periods of lower natural gas prices. In addition, of the gas the Partnership processes at its Gregory processing plant, the Partnership was exposed to the processing risk on 18% of the gas the Partnership purchased during the nine months ended September 30, 2003. As a result, the Partnership's processing margins on this portion of the gas will be higher during periods when the price of gas is low relative to the value of the liquids produced and its margins will be lower during periods when the value of gas is high relative to the value of liquids. For the nine months ended September 30, 2003, a $0.01 per gallon change in NGL prices offset by a change of $0.10 per MMBtu in the price of natural gas would have changed the Partnership's processing margin by approximately $136,000. Changes in natural gas prices indirectly may impact the Partnership's profitability since prices can influence drilling activity and well operations and thus the volume of gas the Partnership can gather, transport, process and treat.

        The Partnership's primary commodity risk management objective is to reduce volatility in its cash flows. The Partnership maintains a Risk Management Committee, including members of senior management, which oversees all hedging activity. The Partnership enters into hedges for natural gas using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by its Risk Management Committee. Hedges to protect its processing margins are generally for a more limited time frame than is possible for hedges in natural gas, as the financial markets for NGLs are not as developed as the markets for natural gas. Such hedges generally involve taking a short position with regard to the relevant liquids and an offsetting long position in the required volume of natural gas.

        The use of financial instruments may expose us to the risk of financial loss in certain circumstances, including instances when (1) sales volumes are less than expected requiring market purchases to meet commitments, or (2) the Partnership's counterparties fail to purchase the contracted quantities of natural gas or otherwise fail to perform, as happened in the case of the Enron loss discussed above. To the extent that the Partnership engages in hedging activities the Partnership may be prevented from realizing the benefits of favorable price changes in the physical market. However, the Partnership is similarly insulated against decreases in such prices.

        The Partnership manages its price risk related to future physical purchase or sale commitments for its producer services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance its future commitments and significantly reduce its risk to the movement in natural gas prices. However, the Partnership is subject to counterparty risk for both the physical and financial contracts. The Partnership accounts for certain of its producer services natural gas marketing activities as energy trading contracts or derivatives.

        For each reporting period, the Partnership records the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period is reported as profit or loss on energy trading contracts in the statement of operations. In addition, realized gains and losses from settled contracts are also recorded in profit or loss on energy trading contracts.

        Credit Risk.    The Partnership is diligent in attempting to ensure that it issues credit to only credit-worthy customers. However, the Partnership's purchase and resale of gas exposes it to significant credit risk, as the margin on any sale is generally a very small percentage of the total sale price. Therefore, a credit loss can be very large relative to the Partnership's overall profitability.

        Interest Rate Risk.    The Partnership is exposed to changes in interest rates, primarily as a result of the Partnership's anticipated long-term debt with floating interest rates. At September 30, 2003, the Partnership had $43.2 million of long-term indebtedness outstanding. The Partnership may make use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio, although no such agreements are currently in place. The impact of a 100 basis point increase in interest rates on the Partnership's expected debt would have a minimal impact on its interest expense and income before taxes, as a substantial portion of its debt is at fixed interest rates.

BUSINESS

CROSSTEX ENERGY, INC.

        Our assets consist almost exclusively of partnership interests in Crosstex Energy, L.P., a publicly traded limited partnership engaged in the gathering, transmission, treating, processing and marketing of natural gas. These partnership interests consist of the following:

  •
  333,000 common units and 4,667,000 subordinated units, representing a 54.3% limited partner interest in the Partnership; and

  •
  100% ownership interest in Crosstex Energy GP, L.P., the general partner of the Partnership, which owns a 2.0% general partner interest and all of the incentive distribution rights in the Partnership.

        Our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. The Partnership is required by its partnership agreement to distribute all its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of the Partnership's business or to provide for future distributions. The Partnership paid a distribution of $0.70 per unit for the quarter ended September 30, 2003.

        The incentive distribution rights entitle us to receive an increasing percentage of cash distributed by the Partnership as certain target distribution levels are reached. Specifically, they entitle us to receive 13.0% of all cash distributed in a quarter after each unit has received $0.50 for that quarter, 23.0% of all cash distributed after each unit has received $0.625 for that quarter and 48.0% of all cash distributed after each unit has received $0.75 for that quarter. For a more detailed description of cash distributions on the partnership interests of Crosstex Energy, L.P., please see "Material Provisions of the Partnership Agreement of Crosstex Energy, L.P.—Cash Distribution Policy" beginning on page 113.

        The following table sets forth the distributions we received from the Partnership since its initial public offering in December 2002.

	Cash Distributions to Us
	IPO to December 31, 2002(1)	Quarter Ended March 31, 2003	Quarter Ended June 30, 2003	Quarter Ended September 30, 2003
Crosstex Energy, L.P. distribution per unit	$0.076	$0.500	$0.550	$0.700

Limited Partner Ownership Interest:
333,000 common units	$25,308	$166,500	$183,150	$233,100
4,667,000 subordinated units	354,692	2,333,500	2,566,850	3,266,900

Total	380,000	2,500,000	2,750,000	3,500,000

General Partner Ownership Interest:
2.0% general partner interest	11,322	74,490	83,078	136,686
Incentive distribution rights	0	0	55,824	380,112

Total	11,322	74,490	138,902	516,798

Total	$391,322	$2,574,490	$2,888,902	$4,016,798

(1)
Reflects the pro rata minimum quarterly distribution covering the period from the closing of the Partnership's initial public offering on December 17, 2002 through December 31, 2002. This distribution was paid to us together with the March 31, 2003 distribution.

        Since our inception we have not paid any dividends on our common stock. The holders of our preferred stock have received dividends in accordance with the terms of our preferred stock. For the years ended December 31, 2000 and 2001, the holders of our preferred stock received an in-kind dividend equal to 7 1/2% of their respective investments in the preferred stock. The aggregate value of these in-kind dividends was approximately $0.7 million for the year ended December 31, 2000 and approximately $2.0 million for the year ended December 31, 2001. For the year ended December 31, 2002, the holders of our preferred stock received a cash dividend equal to 7 1/2% of their respective investments in the preferred stock. The aggregate amount of the 2002 dividend was approximately $3.0 million. We anticipate that we will pay the holders of our preferred stock cash dividends for the year ending December 31, 2003 and for the period beginning on January 1, 2004 and ending on the closing date of this offering, at which time all outstanding shares of preferred stock will be converted into common stock.

        We intend to pay to our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash, including:

  •
  federal income taxes, which we are required to pay because we are taxed as a corporation;

  •
  the expenses of being a public company;

  •
  other general and administrative expenses;

  •
  capital contributions to the Partnership upon the issuance by it of additional partnership securities in order to maintain the general partner's 2.0% general partner interest; and

  •
  reserves our board of directors believes prudent to maintain, including reserves equal to the benefit we will receive in 2004 from our existing net operating loss carryforwards.

For a discussion of our net operating loss carryforwards please see "Material Federal Income Tax Consequences—Our Tax Treatment" beginning on page 123.

        Based on the current distribution policy of the Partnership, our expected federal income tax liabilities disregarding our net operating loss carryforwards which we expect to utilize in 2004 and our expected level of other expenses and reserves that our board of directors believes prudent to maintain, we expect that our initial quarterly dividend rate will be $0.30 per share. If the Partnership is successful in implementing its business strategy and increasing distributions to its partners, we would generally expect to increase dividends to our stockholders, although the timing and amount of any such increased dividends will not necessarily be comparable to the increased Partnership distributions. We expect to pay a pro rated dividend for the portion of the first quarter of 2004 that we are public on or about May 15, 2004 to holders of record on March 21, 2004. However, we cannot assure you that any dividend will be declared or paid. See "Dividend Policy" on page 32.

        Prior to this offering, our primary uses of cash were general and administrative expenses and capital contributions to the Partnership by the general partner. Our ability to pay dividends is limited by the Delaware General Corporation Law, which provides that a corporation may only pay dividends out of existing "surplus," which is defined as the amount by which a corporation's net assets exceeds its stated capital. While our ownership of the general partner and the common and subordinated units of the Partnership are included in our calculation of net assets, the value of these assets may decline to a level where we have no "surplus," thus prohibiting us from paying dividends under Delaware law.

        The Partnership's strategy is to increase distributable cash flow per unit by making accretive acquisitions of assets that are essential to the production, transportation and marketing of natural gas, improving the profitability of its assets by increasing their utilization while controlling costs and pursuing new construction or expansion opportunities in its core operating areas. If the Partnership is successful in implementing this strategy, we believe the total amount of cash distributions it makes will increase and our share of those distributions will also increase. The Partnership announced increases in its quarterly distribution two times since its initial public offering in December 2002. During that time, the Partnership increased the per unit quarterly cash distribution on its common and subordinated units by 40.0%, from $0.50 to $0.70. If the Partnership increased its per unit quarterly distribution to $0.80, its total quarterly distribution would increase $1,504,167 and we would receive $1,101,667, or 73.2%, of that increase. If Crosstex Energy, L.P. then issued an additional 1,000,000 units and maintained its per unit quarterly distribution at $0.80 per unit, its total quarterly distribution would increase another $923,930 and we would receive $123,930, or 13.4%, of that increase, assuming the general partner made a capital contribution to the Partnership sufficient to maintain its 2.0% general partner interest.

        So long as we own the general partner, we are prohibited by an omnibus agreement with the Partnership from engaging in the business of gathering, transmitting, treating, processing, storing and marketing natural gas and transporting, fractionating, storing and marketing NGLs, except to the extent that the Partnership, with the concurrence of a majority of its independent directors comprising its conflicts committee, elects not to engage in a particular acquisition or expansion opportunity. The Partnership may elect to forego an opportunity for several reasons, including:

  •
  the nature of some or all of the target's assets or income might affect the Partnership's ability to be taxed as a partnership for federal income tax purposes;

  •
  the board of directors of Crosstex Energy GP, LLC may conclude that some or all of the target assets are not a good strategic opportunity for the Partnership; or

  •
  the seller may desire equity, rather than cash, as consideration and may not want to accept the Partnership's units as consideration.

        We have no present intention of engaging in additional operations or pursuing the types of opportunities that we are permitted to pursue under the omnibus agreement, although we may decide to pursue them in the future, either alone or in combination with the Partnership. In the event that we pursue the types of opportunities that we are permitted to pursue under the omnibus agreement, our board of directors, in its sole discretion, may retain all, or a portion of, the cash distributions we receive on our partnership interests in the Partnership to finance all, or a portion of, such transactions, which may reduce or eliminate dividends paid to our stockholders.

        We own a receivable associated with the Enron Corp. bankruptcy and two inactive gas plants, in addition to our limited and general partner interests in the Partnership.

        On December 2, 2001, Enron Corp. and certain of its subsidiaries, including Enron North America Corp., each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. At the date of Enron's bankruptcy, some of our subsidiaries had open gas sales contracts and related accounts receivable from Enron North America Corp., totaling approximately $8.4 million. We recognized a charge of $5.8 million in 2001 to reduce the value of our gas sales contracts and accounts receivable with Enron, which was based on the value at which comparable Enron claims were trading at the time. We recognized an additional charge of approximately $1.0 million in the nine months ended September 30, 2003, based on the estimated recovery described in Enron's recently filed reorganization petition. The present book value of the Enron receivable is approximately $1.5 million, and the amount we will ultimately receive is uncertain. As a result, further adjustments to the Enron receivable will be recognized in earnings when our management believes recovery of the asset is assured or additional reserves are warranted. The Enron receivable is discussed on pages 42 and 47 under "Management's Discussion and Anaylsis of Financial Condition and Results of Operations—Results of Operations—Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002—(Profit) Loss on Energy Trading Activities" and "Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—(Profit) Loss on Energy Trading."

        The two gas plants are the Jonesville processing plant, which has been largely inactive since the beginning of 2001, and the Clarkson plant, acquired shortly before the Partnership's initial public offering. Our management has not yet determined whether we will elect to activate or liquidate these plants. The activation or liquidation of one or both of these plants will not have a material impact on our business or results of operations.

Comparison of Rights of Holders of Our Common Stock and the Partnership's Common Units

        Our shares of common stock and the Partnership's common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our shares and the common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

  •
  common unitholders have a priority over the subordinated units and the incentive distribution rights, during the subordination period, with respect to Partnership distributions;

  •
  we participate in the general partner's distributions and the incentive distribution rights and the common unitholders do not; and

  •
  we and our stockholders are taxed differently from the Partnership and its common unitholders.

An investment in common units of a partnership is inherently different from an investment in common stock of a corporation. The following table compares certain features of the Partnership's common units and our shares of common stock.

	Partnership's Common Units	Our Shares
Distributions and Dividends
During the subordination period, common units have a priority over other units to a minimum quarterly distribution, or MQD, from the Partnership's distributable cash flow. In addition, during the subordination period, common units carry arrearage rights, which are similar to cumulative rights on preferred stocks. If the MQD is not paid, the Partnership must pay all arrearages in addition to the current MQD before distributions are made on the subordinated units or the incentive distribution rights.
We intend to pay our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash. Our stockholders will not be entitled to any arrearages if dividends are not paid.

Currently, most of the cash distributions we receive from the Partnership are paid on our 333,000 common units and 4,667,000 subordinated units. During the subordination period, the subordinated units will not receive any distributions in a quarter until the Partnership has paid the MQD of $0.50 per unit, plus any arrearages in the payment of the MQD from prior quarters, on all of the outstanding common units. Distributions on the subordinated units are, therefore, more uncertain than distributions on the common units.

Common unitholders do not participate in the distributions to the general partner or the incentive distribution rights.
In addition, through our ownership of the Partnership's general partner, we participate in the distributions to the general partner pursuant to the 2.0% general partner interest and the incentive distribution rights. If the Partnership is successful in implementing its strategy to increase distributable cash flow, our income from these rights may increase in the future. However, no distributions may be made on the incentive distribution rights until the MQD has been paid on all outstanding units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units.
Neither the subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters.
Taxation of Entity and Equity Owners	Crosstex Energy, L.P. is a flow-through entity, that is not subject to an entity level federal income tax.
Our federal taxable income will be subject to a corporate level tax at a maximum rate of 35%, under current tax law. In addition, we will be allocated more taxable income relative to our Partnership distributions than the other common unitholders and the relative amount thereof may increase if the Partnership issues additional units or distributes a higher percentage of cash to the holder of the incentive distribution rights.

The Partnership expects that holders of units in the Partnership other than us will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.
Our stockholders will not report our items of income, gain, loss, and deduction on their federal income tax returns. Our stockholders will have taxable income, however, when our stockholders receive distributions of cash or property from us or when our stockholders sell shares of common stock. Under current tax law our stockholders will have long-term capital gains taxed at a maximum rate of 15% if they sell shares of common stock held for more than one year.
Common unitholders will receive Forms K-1 from the Partnership reflecting the unitholders' share of the Partnership's items of income, gain, loss, and deduction.
Our stockholders will not receive Forms K-1 from us because they will not be allocated our items of income, gain, loss, and deduction. Instead, they will receive Forms 1099-DIV reflecting distributions of cash or other property made by us to them.

	Tax-exempt organizations, including employee benefit plans, will have unrelated business taxable income as a result of the allocation of the Partnership's items of income, gain, loss, and deduction to them.	Tax-exempt organizations, including employee benefit plans, will not have unrelated business taxable income upon the receipt of distributions from us.
	Regulated investment companies or mutual funds will be allocated items of income, which will not constitute qualifying income, as a result of the ownership of common units.	Regulated investment companies or mutual funds will have qualifying income as a result of distributions made by us.
Competition
The Partnership is our operating subsidiary and may, generally, engage in acquisition and development activities that expand its business and operations. If the Partnership is successful in implementing its strategy to increase distributable cash flow, distributions to common unitholders may increase substantially.
Our assets consist almost exclusively of partnership interests in the Partnership and we have no independent operations. Thus, our financial performance and our ability to pay dividends to our stockholders is directly linked to the performance of the Partnership. Additionally, we are prohibited by an omnibus agreement with the Partnership from engaging in certain transactions that compete with the Partnership. Accordingly, our ability to diversify our sources of revenue by developing operations independent from the Partnership is significantly limited.
Voting

Certain significant decisions require approval by a "unit majority" of the common units, which may be cast either in person or by proxy. These significant decisions include, among other things:
•    merger of the Partnership or the sale of all or substantially all of its assets; and
•    the withdrawal of the general partner prior to December 31, 2012 in a manner which would cause a dissolution of the Partnership; and
• certain amendments to the Partnership's partnership agreement.

Under our bylaws, each stockholder is entitled to cast one vote, either in person or by proxy, for each share standing in his or her name on the books of the corporation as of the record date. Our restated certificate of incorporation and bylaws contain supermajority voting requirements for certain matters.
For more information, please read "Description of Our Capital Stock—Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions—Supermajority Vote on Certain Matters" on page 101.
For more information, please read "Material Provisions of the Partnership Agreement of Crosstex Energy, L.P.—Voting Rights" beginning on page 104.

Election, Appointment and Removal of General Partner and Directors
Common unitholders do not elect the directors of Crosstex Energy GP, LLC. Instead, these directors are elected annually by us, as the sole equity owner of Crosstex Energy GP, LLC.
The Partnership's general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters.
Our bylaws require directors to be elected annually by our stockholders and the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. Also, the directors shall hold office until the director's successor shall have been duly elected and shall qualify or until the director shall resign or shall have been removed.
Directors serving on our board may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in an election of directors.
Preemptive Rights to Acquire Securities	Common unitholders do not have preemptive rights.	Our stockholders do not have preemptive rights.

Whenever the Partnership issues equity securities to any person other than the general partner and its affiliates, the general partner has a preemptive right to purchase additional limited partnership interests on the same terms in order to maintain its percentage interest.
Liquidation

The Partnership will dissolve upon any of the following:
•    the election of the general partner to dissolve the Partnership, if approved by the holders of units representing a unit majority;
•    the sale, exchange or other disposition of all or substantially all of the Partnership's assets and properties and the Partnership's subsidiaries;
•    the entry of a decree of judicial dissolution of the Partnership; or
	• the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership's partnership agreement or withdrawal or removal following approval and admission of a successor.	We will dissolve upon any of the following: • the entry of a decree of judicial dissolution of us; or • the approval of at least 67% of our outstanding common stock.

CROSSTEX ENERGY, L.P.

Overview

        Crosstex Energy, L.P. is a rapidly growing independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. The Partnership connects the wells of natural gas producers in its market areas to its gathering systems, treats natural gas to remove impurities to ensure that it meets pipeline quality specifications, processes natural gas for the removal of NGLs, transports natural gas and ultimately provides an aggregated supply of natural gas to a variety of markets. The Partnership purchases natural gas from natural gas producers and other supply points and sells that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generates gross margins based on the difference between the purchase and resale prices. In addition, the Partnership purchases natural gas from producers not connected to its gathering system for resale and sells natural gas on behalf of producers for a fee.

        The Partnership's major assets include over 2,500 miles of natural gas gathering and transmission pipelines, three natural gas processing plants connected to its gathering systems with a total NGL production capacity of 289,800 gallons per day and 56 natural gas treating plants. The Partnership's gathering systems consist of a network of pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. The Partnership's transmission pipelines primarily receive natural gas from its gathering systems and from third-party gathering and transmission systems and delivers natural gas to industrial end-users, utilities and other pipelines. The Partnership's processing plants remove NGLs from a natural gas stream and fractionates, or separates, the NGLs into separate NGL products, including ethane, propane, mixed butanes and natural gasoline. The Partnership's natural gas treating plants, located largely in the Texas Gulf Coast area, remove impurities from natural gas prior to delivering the gas into pipelines to ensure that it meets pipeline quality specifications.

        Set forth in the table below is a list of the Partnership's acquisitions since January 2000.

Acquisition	Acquisition Date	Purchase Price	Asset Type	Average Throughput at Time of Acquisition (MMBtu/d)	Average Throughput for Nine Months Ended September 30, 2003 (MMBtu/d)
		(in thousands)
Provident City Plant	February 2000	$350	Treating plants	2,200	23,640
Will-O-Mills (50%)	February 2000	2,000	Treating plants	11,700	8,340
Arkoma Gathering System	September 2000	10,500	Gathering pipeline	12,000	12,229
Gulf Coast System	September 2000	10,632	Gathering and transmission pipeline	117,000	80,995
CCNG Acquisition	May 2001	30,003	Gathering and transmission pipeline and processing plant	272,000	414,568
Pettus Gathering System	June 2001	450	Gathering system	—	—
Millennium Gas Services	October 2001	2,124	Treating assets	—	—
Hallmark Lateral	June 2002	2,300	Pipeline segment	—	51,550
Pandale System	June 2002	2,156	Gathering pipeline	16,000	12,904
KCS McCaskill Pipeline	June 2002	250	Pipeline segment	—	—
Vanderbilt System	December 2002	12,000	Transmission pipeline	32,000	44,807
Will-O-Mills (50%)	December 2002	2,200	Treating plant	9,700	8,340
DEFS Acquisition (includes 12.4% of Seminole gas processing plant)	June 2003	68,124	Gathering and transmission systems, processing plants and pipeline systems	154,000	151,705

        The Partnership has two operating divisions, the Midstream division, which consists of its natural gas gathering, transmission, processing, marketing and producer services operations, and the Treating division, which provides natural gas treating for the removal of carbon dioxide and other contaminants. For the year ended December 31, 2002, revenues for the Partnership's Midstream division and Treating division were $437.7 million and $14.8 million, respectively. For the nine months ended September 30, 2003, revenues for the Partnership's Midstream division and Treating division were $747.3 million and $15.8 million, respectively.

        Midstream Division.    The Partnership's primary Midstream assets include systems located primarily along the Texas Gulf Coast and in south-central Mississippi, which, in the aggregate, consist of approximately 2,500 miles of gathering and transmission pipelines and three natural gas processing plants. After giving pro forma effect to its recent acquisition of assets from DEFS, for the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership would have gathered and transported approximately 501,233 MMBtu/d and 621,881 MMBtu/d of natural gas, respectively.

        In the Partnership's producer services operations, the Partnership purchases for resale volumes of natural gas that do not move through our gathering, processing or transmission assets from over 50 independent producers. The Partnership focuses on supply aggregation transactions in which it either purchases and resells gas and thereby eliminates the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or acts as agent for the producer. The Partnership was ranked first in satisfaction among producers in the biannual Mastio & Co. 2002 Producer Purchaser Satisfaction Survey. According to the survey, producers rated buyers on 25 attributes, including creditworthiness, promptness of payment, willingness to solve problems, accessibility, responsiveness, experience and price competitiveness.

        Treating Division.    As of September 30, 2003, the Partnership owned 56 mobile, skid-mounted treating plants of various sizes, 35 of which were operated by its personnel, 10 of which were operated by producers, 11 of which were held in inventory. The treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is delivered into transportation systems to ensure that it meets pipeline quality specifications.

Competitive Strengths

        The Partnership believes that it is well positioned to compete in the natural gas gathering, transmission, treating, processing and producer services businesses. The Partnership's competitive strengths include:

  •
  Strategic position in the Texas Gulf Coast and Mississippi. The Partnership's Gregory and Conroe processing plants and 59% of its total gathering and transmission pipeline miles are located in the Texas Gulf Coast. The Texas Gulf Coast is characterized by consistently high levels of drilling activity, which provide the Partnership with significant opportunities to access newly developed gas supplies. The Partnership's Gregory processing plant and its associated gathering system are strategically located in the liquids-rich Corpus Christi Bay and Mustang Island area. This area is currently undergoing significant exploration activity, and the Partnership believes that most of the producers drilling in the area will choose to process and market their gas through its systems due to the lack of other economic alternatives. The Partnership's Texas Gulf Coast systems also have access to a variety of industrial and utility end-user markets, as well as to other interstate and intrastate pipeline systems. Many industrial consumers locate in this region because of its proximity to large quantities of natural gas. The Partnership believes its significant presence and asset base in the Texas Gulf Coast generally provides it with a competitive advantage in capturing new supplies of natural gas and markets for natural gas because of its resulting lower costs of handling newly connected gas and delivering it to market. The acquisition of the AIM pipeline system, located in south-central Mississippi, allowed the Partnership to establish a new core area outside of its strategic position in the Texas Gulf Coast. The Partnership believes it can use its proven expertise in expanding and developing acquired assets to develop and expand the AIM pipeline system through aggressive marketing, new construction and cross-selling its treating services.

  •
  Asset base with available capacity. By aggressively marketing directly to producers and end users and adding connections to new customers, the Partnership believes it has the opportunity to leverage its existing asset base in order to more fully utilize the capacity of its systems and thereby significantly increase throughput and cash flows. Since its pipelines and gathering systems have unused capacity, transporting additional volumes of natural gas through the Partnership's systems should provide incremental operating income. The Partnership's Gulf Coast system, Vanderbilt system, Corpus Christi system, Gregory gathering system, Arkoma system and AIM pipeline system are operating at 38.5%, 31.6%, 61.2%, 67.7%, 57.1% and 42.4% of capacity, respectively, based on average daily throughput for the nine months ended September 30, 2003. The Partnership believes its inventory of 11 treating plants gives the Partnership a competitive advantage for capturing new treating business since the Partnership can often have a plant in service quicker than its competitors.

  •
  Range of services. The Partnership offers a full range of midstream services to natural gas producers, including gathering, transmission, treating, processing and marketing. In addition, as a component of its producer services business, the Partnership purchases natural gas for sale to others and in doing so provides risk management opportunities to natural gas producers. The Partnership believes this full range of services gives it advantages in competing for new business because it can provide substantially all the services a producer requires to get its production of natural gas to market as compared to its competitors who often do not provide a full range of services. For example, providing treating services allows the Partnership to establish new relationships with producers and facilitates the sale of additional services to producers. In addition, the Partnership provides a full range of services to natural gas buyers including an aggregated supply of natural gas, load balancing and price risk management, which allows buyers to find a significant volume of natural gas that meets their requirements without having to negotiate with multiple producers.

  •
  Proven acquisition and development expertise. Since January 2000, the Partnership has acquired and integrated 13 operations with an aggregate purchase price of approximately $143.1 million, including its recent $68.1 million acquisition of assets from DEFS which enabled it to expand its operations into Mississippi and Alabama. The Partnership management team's significant industry contacts have enabled it to become aware of, and gain access to, strategic acquisition opportunities. The Partnership intends to use its experience and reputation in strategically acquiring assets to continue to grow through accretive acquisitions, focusing on opportunities in which it sees potential to improve throughput volumes and cash flows through marketing and new construction and expansion projects. The Partnership has invested in excess of $62.0 million in its construction and expansion projects from January 2000 through September 2003.

  •
  Flexible financial structure. The Partnership's operating partnership has a $70.0 million acquisition facility and a $50.0 million working capital and letter of credit facility. In addition, the operating partnership has a $50.0 million master shelf facility for senior secured notes. The operating partnership has issued $40.0 million of senior secured notes under this facility, and any future issuances will be subject to negotiation of certain terms, including pricing. The Partnership believes the available capacity under the bank credit facility and the senior secured notes, combined with its ability to access the capital markets, should provide it with a flexible financial structure that will facilitate its expansion and acquisition strategy.

  •
  Experienced and motivated management. The extensive experience of the Partnership's management team and contacts within the midstream industry provides a strong foundation for managing and enhancing its operations, for accessing strategic acquisition opportunities and for constructing new assets. The Partnership's senior management team, which indirectly owns approximately 49,000 common and 683,000 subordinated units and approximately 15% of its general partner, has an average of over 20 years of industry experience primarily with the type of assets and the markets in which it currently operates. The Partnership's management team also has substantial experience selling gas in a variety of interstate and intrastate markets. Please read "Management—Crosstex Energy, L.P." beginning on page 86 for a discussion of the experience of the Partnership's management team.

Business Strategy

        The Partnership's strategy is to increase distributable cash flow per unit by making accretive acquisitions of assets that are essential to the production, transportation and marketing of natural gas, improving the profitability of its owned assets by increasing their utilization while controlling costs and pursuing new construction or expansion in core operating areas. The Partnership's strategy is based on its expectation of a continued high level of drilling in its principal geographic areas and a process of ongoing divestitures of gas processing and transportation assets by large industry participants. The Partnership believes these two factors should present opportunities for continued expansion in its existing areas of operation as well as opportunities to acquire assets in new geographic areas that may serve as a platform for future growth. Key elements of the Partnership's strategy include the following:

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  Pursuing accretive acquisitions. The Partnership intends to use its substantial acquisition and integration experience to continue to make strategic acquisitions of midstream assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion of the acquired asset. The Partnership pursues acquisitions that it believes will add to existing core areas in order to capitalize on its existing infrastructure, personnel, and producer and consumer relationships. The Partnership also examines opportunities to establish new core areas in regions with significant natural gas reserves and high levels of drilling activity or with growing demand for natural gas. The Partnership plans to establish new core areas primarily through the acquisition of key assets that will serve as a platform for further growth both through additional acquisitions and the construction of new assets. A recent example of establishing a new core area includes the AIM pipeline system acquired as part of the DEFS acquisition. This system provides the Partnership with a platform to develop a significant presence in the south-central Mississippi area.

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  Improving existing system profitability. After the Partnership acquires or construct a new system, it begins an aggressive effort to market directly to both producers and end users in order to connect new supplies of natural gas, increase volumes and more fully utilize the system's capacity. Many of the Partnership's recently acquired systems have excess capacity that provides it opportunities to increase throughput with minimal incremental cost. As part of this process, the Partnership focuses on providing a full range of services to small and medium size independent producers and end users, including supply aggregation, transportation and hedging, which it believes provides it with a competitive advantage when it competes for sources of natural gas supply. Additionally, the Partnership emphasizes increasing the percentage of its natural gas sales directly to end users, such as industrial and utility consumers in an effort to increase its operating margins. For the nine months ended September 30, 2003, approximately 57% of the Partnership's on-system natural gas sales were to industrial end users and utilities.

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  Undertaking construction and expansion opportunities. The Partnership leverages its existing infrastructure and producer and customer relationships by constructing and expanding systems to meet new or increased demand for its gathering, transmission, treating, processing and marketing services. These projects include expansion of existing systems and construction of new facilities. As an example, the Partnership modified the Gregory system by adding a by-pass around its Gregory processing plant which allowed it to deliver an additional 33,300 MMBtu/d of gas to the plant tailgate without processing. The Partnership's acquisition from Florida Gas Transmission established connections between the Corpus Christi and Gulf Coast systems which increases its flexibility in balancing gas supply and market requirements throughout the regions covered. In August 2003, the Partnership expanded the capacity of its Gregory processing plant from 99,900 MMBtu/d to 166,500 MMBtu/d, a 60.0% increase over its previous capacity, and began marketing the additional gas through its Corpus Christi and Gulf Coast systems.

Industry Overview

        The following diagram illustrates the natural gas treating, gathering, processing, fractionation and transmission process.

        The midstream natural gas industry is the link between exploration and production of natural gas and the delivery of its components to end-use markets. The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells.

        Natural gas gathering.    The natural gas gathering process begins with the drilling of wells into gas bearing rock formations. Once a well has been completed, the well is connected to a gathering system. Gathering systems typically consist of a network of small diameter pipelines and, if necessary, compression systems that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission.

        Natural gas treating.    Natural gas has a varied composition depending on the field, the formation and the reservoir from which it is produced. Natural gas from certain formations in the Texas Gulf Coast is high in carbon dioxide. Treating plants are placed at or near a well and remove carbon dioxide and hydrogen sulfide from natural gas before it is introduced into gathering systems to ensure that it meets pipeline quality specifications.

        Natural gas processing and fractionation.    The principal components of natural gas are methane and ethane, but most natural gas also contains varying amounts of NGLs and contaminants, such as water, sulfur compounds, nitrogen or helium. Most natural gas produced by a well is not suitable for long-haul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components and contaminants. Natural gas in commercial distribution systems is composed almost entirely of methane and ethane, with moisture and other contaminants removed to very low concentrations. Natural gas is processed not only to remove unwanted contaminants that would interfere with pipeline transportation or use of the natural gas, but also to separate from the gas those hydrocarbon liquids that have higher value as NGLs. The removal and separation of individual hydrocarbons by processing is possible because of differences in weight, boiling point, vapor pressure and other physical characteristics. Natural gas processing involves the separation of natural gas into pipeline quality natural gas and a mixed NGL stream, as well as the removal of contaminants. NGL fractionation facilities separate mixed NGL streams into discrete NGL products: ethane, propane, isobutane, normal butane and natural gasoline.

        Natural gas transmission.    Natural gas transmission pipelines receive natural gas from mainline transmission pipelines, plant tailgates, and gathering systems and deliver it to industrial end-users, utilities and to other pipelines.

Operations

        Substantially all of the Partnership's margins are derived from the value it adds by gathering and transporting natural gas, treating natural gas, processing natural gas, purchasing natural gas for resale and marketing natural gas. The Partnership's natural gas gathering, transmission, processing, marketing and producer services operations are conducted by its Midstream division, and its treating operations are conducted by its Treating division.

  Midstream Division

        The Partnership's natural gas gathering and transmission operations include over 2,500 miles of pipeline and three processing plants. After giving pro forma effect to its acquisition of assets from DEFS, for the year ended December 31, 2002 and the nine months ended September 30, 2003, the Partnership would have gathered and transported approximately 501,233 MMBtu/d and 621,881 MMBtu/d of natural gas, respectively.

        Gulf Coast System.    The Gulf Coast system is an intrastate pipeline system consisting of approximately 484 miles of gathering and transmission pipelines with a mainline from Refugio County in south Texas running northeast along the Gulf Coast to the Brazos River in Fort Bend County near Houston. Our gathering and transmission pipeline ranges in diameter from four to 20 inches. The Partnership acquired the Gulf Coast system in September 2000 for a purchase price of approximately $10.6 million.

        The Gulf Coast system has two supply pipeline laterals which connect to gathering systems which collect natural gas from approximately 76 receipt points and five treating and processing plants operated by third parties. This system has three delivery laterals which deliver natural gas directly to large industrial and utility consumers along the Gulf Coast. The system interconnects with multiple third-party pipelines through which the Partnership may purchase volumes not gathered through its systems for resale or through which it might deliver natural gas to customers which are not connected to its system. The Partnership also holds firm transportation capacity on the TXU Lone Star pipeline, which provides access for its Gulf Coast mainline system in Fort Bend County to the Katy hub, a major natural gas physical exchange that allows access to seven third-party pipelines, including Kinder Morgan, TECO and Trunkline. The Gulf Coast system has a capacity of 210,600 MMBtu/d and average throughput on this system was approximately 80,995 MMBtu/d for the nine months ended September 30, 2003.

        The Partnership generates operating profits in its Gulf Coast system through the margins it earns by purchasing, gathering, transporting and reselling natural gas. The Partnership purchases natural gas from a producer, pipeline or marketing company and then transports and resells the gas. As of September 30, 2003, the Partnership was purchasing gas from over 65 producers primarily pursuant to month-to-month contracts and was reselling the natural gas to approximately 10 customers primarily pursuant to short-term or month-to-month arrangements. For the nine months ended September 30, 2003, approximately 92% of the natural gas volumes the Partnership purchased were purchased at a fixed price relative to an index and the remainder were purchased at a percentage of an index, and all the natural gas volumes it sold were sold at a fixed price relative to an index.

        Vanderbilt System.    The Partnership's Vanderbilt system consists of approximately 200 miles of gathering and transmission pipelines located in Wharton and Fort Bend Counties near our Gulf Coast system. Natural gas is supplied to the system from approximately 24 receipt points. The gas had been sold to the Exxon Katy plant and in June 2003 the Partnership reversed the flow of gas and began deliveries to the Formosa Hydrocarbons processing plant at Point Comfort, Texas. The Partnership's Vanderbilt system has a capacity of 141,700 MMBtu/d and average throughput was approximately 44,807 MMBtu/d for the nine months ended September 30, 2003. The Partnership acquired the Vanderbilt system in December 2002 for a purchase price of $12.0 million.

        All the gas in the Vanderbilt system is now sold to Formosa Hydrocarbons under a ten year agreement which began in June 2003 to supply up to 60,000 MMBtu/d. The gas is sold to Formosa at a fixed price relative to an index. Gas is purchased from approximately 10 producers, primarily pursuant to month-to-month arrangements, at approximately 24 receipt points. Approximately 53% percent of the gas is purchased at a percentage of an index, and the remainder is purchased at a fixed price relative to an index. The Partnership generates operating profits in the system through the margins it earns by purchasing gas from producers, then gathering, transporting and reselling the natural gas to Formosa.

        Corpus Christi System.    The Corpus Christi system is an intrastate pipeline system consisting of approximately 295 miles of gathering and transmission pipelines and extending from supply points in south Texas to markets in the Corpus Christi area. The Partnership's gathering and transmission pipelines range in diameter from four to 20 inches. The Partnership acquired the Corpus Christi system in May 2001 in conjunction with the acquisition of the Gregory gathering system and Gregory processing plant, which the Partnership collectively refers to as the CCNG Acquisition, for an aggregate purchase price of approximately $30 million. Based on the differences in how the Partnership operates and the prior owner operated the CCNG assets, the CCNG acquisition is not treated as an acquisition of a continuing business operation, but rather is accounted for as a purchase of assets. Prior to the Partnership's acquisition, the CCNG assets were not treated as separate assets but part of a larger enterprise and very few transactions allocated to the CCNG systems were done on an arms-length basis with third parties and, accordingly, did not reflect market values. Since the Partnership's acquisition, the Partnership has operated the assets as separate profit centers, with substantially all transactions done on an arms-length basis. After the completion of the acquisition, the Partnership hired 16 former employees of the seller, all of whom are in operational positions. The Partnership's Corpus Christi system had average throughput of approximately 152,000 MMBtu of gas per day at the time of its acquisition. The main lines comprising the Corpus Christi system were constructed at various times from the 1940's through the 1990's. The Partnership believes the expected remaining life of the pipeline system is approximately 50 years.

        Natural gas is supplied to the Corpus Christi system from approximately 13 receipt points, 14 treating and processing plants and third-party gathering systems and pipelines. The system interconnects with multiple third-party pipelines through which the Partnership purchases volumes not gathered through its systems for resale and delivers natural gas to customers which are not connected to its system, including the Banquette hub. The Corpus Christi system has a capacity of 355,950 MMBtu/d and average throughput on this system was approximately 218,009 MMBtu/d for the nine months ended September 30, 2003.

        The Partnership generates operating profits in its Corpus Christi system through the margins it earns by purchasing, gathering, transporting and reselling natural gas. As of September 30, 2003, the Partnership was purchasing natural gas from approximately 27 producers generally on month-to-month or short-term arrangements. For the nine months ended September 30, 2003, substantially all of the natural gas volumes the Partnership purchased were purchased at a fixed price relative to an index.

        The Corpus Christi system transports natural gas to the Corpus Christi area where its customers include multiple major refineries and other industrial installations, as well as the local electric utility. As of September 30, 2003, the Partnership was selling gas to over 13 customers primarily pursuant to contracts that expire at various times between 2003 and 2006. For the nine months ended September 30, 2003, all of the natural gas volumes the Partnership sold were sold at a fixed price relative to an index. New customers added since the acquisition of this system have increased the Partnership's sales volumes, replacing less profitable sales volumes that have been discontinued. Additionally, the Partnership has a 15 year agreement to provide transportation services to Calpine Energy Services, LP, the owner of a co-generation facility in Corpus Christi that came online in the fourth quarter of 2002. Under the agreement, the Partnership receives minimum annual payments in exchange for providing firm capacity of up to 100,000 MMBtu/d. This 500 megawatt co-generation facility receives gas solely through two interconnections to the Corpus Christi transmission system. During the nine month period ended September 30, 2003, the Partnership transported approximately 52,000 MMBtu/d to the Calpine facility.

        In June 2002, the Partnership acquired from Florida Gas Transmission approximately 70 miles of 20 inch transmission line, which the Partnership refers to as the Hallmark Lateral. The Partnership constructed an addition to this transmission line to connect its Gulf Coast and Corpus Christi systems. This connection allows the Partnership to transport gas between its two systems, reducing its dependence on third-party suppliers, move gas supplies to more favorable markets and enhance its margins. In November 2002, the Partnership completed construction of the interconnect between the Hallmark Lateral and the Florida Gas Transmission mainline. With this connection, the Partnership began selling gas into the Florida markets and the Partnership sold approximately 51,550 MMBtu/d into Florida for the nine months ended September 30, 2003.

        Gregory Gathering System.    The Partnership acquired the Gregory processing plant and the Gregory gathering system in May 2001 in connection with the acquisition of the Corpus Christi system. The plant and the gathering system are located north of Corpus Christi, Texas. The gathering system is connected to approximately 70 receipt points in San Patricio County, the Corpus Christi Bay area, Mustang Island, and adjacent coastal areas. The gathering system consists of approximately 297 miles of pipeline ranging in diameter from two inches to 18 inches with a total estimated throughput capacity of 222,000 MMBtu/d. Until recently, all of the gas from the gathering system had been delivered to the inlet of the processing plant. Accordingly, the capacity of the gathering system was constrained by the inlet capacity of the plant, which is approximately 99,900 MMBtu/d. The Partnership has modified the system to put a by-pass around the plant so that approximately 33,300 MMBtu/d of gas can be delivered to the plant tailgate without processing in addition to volumes processed in the plant. The gathering system had average throughput of approximately 150,371 MMBtu/d for the nine months ended September 30, 2003. The Partnership's Gregory gathering system had average throughput of approximately 76,500 MMBtu/d of gas per day at the time of its acquisition. The Gregory gathering system was constructed in the 1980s and the Partnership believes the expected remaining life of the pipeline system is approximately 50 years.

        The Partnership generates operating profits in its Gregory gathering system and its Gregory processing plant through the margins earned by purchasing, gathering, transporting and reselling natural gas, and through the incremental margin, if any, generated by processing the portion of the gas for which it retains the processing risk. As of September 30, 2003, the Partnership was purchasing gas from over 65 producers primarily pursuant to month-to-month contracts, and for the nine months ended September 30, 2003, approximately 96% of the natural gas volumes the Partnership purchased was purchased at a fixed price relative to an index and the remainder were purchased at percentage of an index. The first 100,000 MMBtu of the processed natural gas from the Partnership's Gregory processing plant is sold to a subsidiary of Kinder Morgan, Inc. pursuant to a contract expiring in 2006 at a price based on a fixed price relative to a monthly index. Liquids produced are sold under two contracts, one expiring in 2007, and the other expiring in March 2004.

        Gregory Processing Plant.    The Partnership's Gregory processing plant is a cryogenic turbo-expander with a 210,000 gallon per day fractionator that removes liquid hydrocarbons from the liquids-rich gas produced into the Gregory gathering system. The Partnership's Gregory processing plant has an inlet capacity of approximately 166,500 MMBtu/d and average throughput was approximately 97,738 MMBtu/d for the nine months ended September 30, 2003. At the time of the Partnership's acquisition, the plant was processing approximately 43,400 MMBtu/d of gas per day. The Partnership recently expanded the processing plant, increasing capacity to 166,500 MMBtu/d. The Gregory processing plant was constructed in the 1980s and expanded and upgraded in 1998. The Partnership believes the expected remaining life of the Gregory processing plant is approximately 20 years.

        In addition to the margins generated by the Gregory gathering system, the Partnership generates revenues at its Gregory processing plant under two types of arrangements:

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  For the nine months ended September 30, 2003, the Partnership purchased approximately 18% of the natural gas volumes on its Gregory system under contracts in which it was exposed to the risk of loss or gain in processing the natural gas. Under these contracts, the Partnership fractionates the NGLs into separate NGL products, which it then sells at prices based upon the market price for NGL products. All of the processed natural gas is delivered to a single customer at a price based on a fixed price relative to a monthly index. This contract expires in March 2006. Since it extracts Btus from the gas stream in the form of the liquids or consumes it as fuel during processing, it reduces the Btu content of the natural gas but seek to more than offset this by creating value from the separated NGL products. Accordingly, its margins under these arrangements can be negatively affected in periods where the value of natural gas is high relative to the value of NGLs.

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  For the nine months ended September 30, 2003, the Partnership purchased approximately 82% of the natural gas volumes on its Gregory system at a spot or market price less a discount that includes a fee for processing and marketing the natural gas and NGLs at its Gregory processing plant with no risk of loss or gain in processing the natural gas. Under these contracts, the producer retains ownership of the fractionated NGLs, and accordingly bears the risk and retains the benefits associated with processing the natural gas.

        Arkoma Gathering System.    The Partnership acquired the Arkoma gathering system, located in the southeastern region of Oklahoma, in September 2000 for $10.5 million. In addition, since acquiring this system, the Partnership has acquired the Shawnee extension, consisting of 15 miles of gathering pipelines extending through additional supply areas in this region. The Arkoma gathering system when acquired was approximately 84 miles in length and included a 3,700 horsepower compressor station. With the addition of the Shawnee extension and additional well connections, the system is now approximately 100 miles in length and ranges in diameter from two to 10 inches. This low-pressure system gathers gas from approximately 158 wells to three compressor stations for discharge to a mainline transmission pipeline. This system has a capacity of 21,400 MMBtu/d and average throughput was approximately 12,229 MMBtu/d for the nine months ended September 30, 2003.

        The Partnership generates a margin for gathering and transporting gas in the Arkoma gathering system equal to a percentage of the proceeds from the sale of the natural gas into the mainline transmission pipeline. The Partnership takes title to the gas at the metering point into the gathering system, with payment based upon an allocation of the metered volume sold into the mainline transmission facilities of its customer with the producer sharing their pro rata portion of the fuel costs for the compression and the removal of water from the natural gas stream.

        AIM Pipeline System.    The Partnership acquired the AIM pipeline system from DEFS in June 2003 in connection with the DEFS acquisition. The AIM pipeline system is located in 15 counties of south Mississippi spanning from the city of Jackson in the northwest to Hattiesburg in the southeast. The system has wellhead supply connections in most of the gas fields in the counties of operation—primarily Jasper, Jefferson Davis, Lawrence, Marion and Simpson counties. The system delivers natural gas through direct market connections to utilities and industrial end users. The pipeline system consists of approximately 638 miles of pipeline ranging in diameter from four to 20 inches with a total estimated capacity of 198,500 MMBtu/d. Average throughput on this system was approximately 84,074 MMBtu/d for the nine months ended September 30, 2003. The system was constructed in the 1970s and we believe the expected remaining life of the pipeline system is approximately 30 years.

        The Partnership generates operating profits in its AIM pipeline system by purchasing, gathering, transporting and reselling natural gas. The Partnership purchases gas from approximately 60 producers at the delivery points into the system. The majority of contracts provide that natural gas volumes are purchased at a fixed price relative to an index.

        Seminole Gas Processing Plant.    The Partnership owns an undivided 12.4% interest in the Seminole gas processing plant, which is located in Gaines County, Texas. The Seminole plant has dedicated long-term reserves from the Seminole San Andres unit, to which it also supplies carbon dioxide under a long-term arrangement. Revenues at the plant are derived from a fee it charges producers, including those at the Seminole San Andres unit, for each Mcf of carbon dioxide returned to the producer for reinjection. The fees currently average approximately $0.58 for each Mcf of carbon dioxide returned. Reinjected carbon dioxide is used in a tertiary oil recovery process in the field. The plant also receives 50% of the NGLs produced by the plant. Therefore, we have commodity price exposure due to variances in the prices of NGLs. In the third quarter of 2003, our share of NGLs totaled 1,443,000 gallons at an average price of $0.4337 per gallon. The Partnership has entered into a one-year contract with Duke Energy NGL Services, L.P. to market its NGLs on its behalf, and receive its share of proceeds from the sale of carbon dioxide from the plant operator. The Partnership is separately billed by the plant operator for its share of expenses. The plant had capacity of 150,000 MMBtu/d at the time of acquisition with an approved expansion of 60,000 MMBtu/d underway to increase capacity to 210,000 MMBtu/d. Average throughput for the plant was approximately 144,000 MMBtu/d for the nine months ended September 30, 2003. The plant was constructed in the 1980s and the Partnership believes the expected remaining life of the pipeline system is approximately 30 years.

        Conroe Gas Plant And Gathering System.    The Partnership acquired the Conroe gas plant and gathering system in June 2003 in connection with the DEFS asset acquisition. Located in Montgomery County, Texas, the Conroe gas plant is a cryogenic gas processing plant with 10 miles of gathering pipelines located within the Conroe Field Unit, which is operated by ExxonMobil. The plant gathers low pressure and high pressure natural gas through contracts with over 20 producers. The plant has outlet natural gas connections to Kinder Morgan Texas Pipeline, L.P. and Copano Field Services. Recovered NGLs are delivered into the Chaparral NGL pipeline. The plant has a capacity of 70,265 MMBtu/d and average throughput on this system was approximately 28,000 MMBtu/d for the nine months ended September 30, 2003. The Conroe gas plant was constructed in the 1930s and we believe the expected remaining life of the pipeline system is approximately 20 years.

        The Partnership generates operating profits at its Conroe gas plant primarily from compression and processing fees and from retaining 40% of the NGLs from the recycled lift gas.

        Black Warrior Pipeline System.    The Partnership acquired the Black Warrior pipeline system in June 2003 in connection with the DEFS asset acquisition. The system is located in Fayette, Lamar, Picken and Tuscaloosa Counties in west-central Alabama. The system gathers coalbed methane gas from the Black Warrior Basin and other conventional wells. The system is a series of three natural gas gathering and transmission systems consisting of approximately 125 miles of four to twelve inch pipeline with an estimated capacity of 72,300 MMBtu/d. One supplier to the system accounted for over half of the gas gathered. The Partnership delivers the gas primarily to industrial end users. Average throughput on this system was approximately 13,975 MMBtu/d for the nine months ended September 30, 2003. The system was constructed in the 1970's, and the Partnership believes the remaining life of the pipeline system is approximately 15 years.

        The Partnership generates operating profits in its Black Warrior pipeline system by gathering, transporting and reselling natural gas. All gas is purchased at the delivery points into the system. The majority of the contracts are priced at a fixed basis to an area index.

        Other Systems.    The Partnership owns several small gathering systems totaling approximately 135 miles, including its Manziel system in Wood County, Texas, its San Augustine system in San Augustine County, Texas, its Freestone Rusk system in Freestone County, Texas, its Jack Starr and North Edna systems in Jackson County, Texas and its Cadeville and Aurora Centana systems in Louisiana. Through Crosstex Pipeline Partners, a limited partnership of which the Partnership is the co-general partner, the Partnership owns a 28% interest in five gathering systems in east Texas, totaling 64 miles with a combined capacity of 119,000 MMBtu/d. Crosstex Energy, L.P. also owns five industrial bypass systems each of which supplies natural gas directly from a pipeline to a dedicated customer. The combined volumes for these five industrial bypass systems was approximately 4,377 MMBtu/d for the nine months ended September 30, 2003. In addition to these systems, the Partnership owns various smaller gathering and transmission systems located in Texas, New Mexico and Louisiana.

        Producer Services.    The Partnership currently purchases for resale volumes of natural gas that do not move through its gathering, processing or transmission assets from over 50 independent producers. The Partnership engages in such activities on more than 30 interstate and intrastate pipelines with a major emphasis on Gulf Coast pipelines. The Partnership focuses on supply aggregation transactions in which it either purchases and resells gas and thereby eliminates the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or acts as agent for the producer.

        The Partnership's business strategy includes developing relationships with natural gas producers to facilitate the purchase of their production on a long-term basis. The Partnership believes that this business also provides it with strategic insights and valuable market intelligence which may impact its expansion and acquisition strategy.

        The Partnership offers to its customers the ability to hedge their purchase or sale price by agreeing to sell to it or to purchase volumes of natural gas. This risk management tool enables its customers to reduce pricing volatility associated with the sale and purchase of natural gas. When the Partnership agrees to purchase or sell natural gas from a customer, it contemporaneously executes a contract for the sale or purchase of such natural gas, or it enters into an offsetting obligation under futures contracts on the New York Mercantile Exchange or by using over-the-counter derivative instruments with third parties.

  Treating Division

        As of September 30, 2003, the Partnership owned 56 treating plants, 35 of which were operated by its personnel, 10 of which were operated by producers, and 11 of which were held in inventory. The Partnership entered the treating business in 1998 with the acquisition of WRA Gas Services. In October 2001, the Partnership completed its largest acquisition of gas treating assets with the acquisition of Millennium Gas Services, Inc., which added 11 treating plants, four of which were in operation and seven of which were placed in its inventory. With these two acquisitions and the acquisition of additional plants, the Partnership has one of the largest gas treating operations in the Texas Gulf Coast. The treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is introduced to transportation systems to ensure that it meets pipeline quality specifications.

Natural gas from certain formations in the Texas Gulf Coast as well as other locations are high in carbon dioxide. The majority of the Partnership's active plants are treating gas from the Wilcox and Edwards formations in the Texas Gulf Coast, both of which are deeper formations that are high in carbon dioxide. The Partnership's active treating facilities include 41 amine plants and four hydrogen sulfide scavenger installations. In cases where producers pay the Partnership to operate the treating facilities, the Partnership either charges a fixed rate per Mcf of natural gas treated or charge a fixed monthly fee.

        In addition to its treating plants, the Partnership has three gathering systems with an aggregate of 43 miles of gathering pipeline located in Val Verde, Crockett, Dewitt and Live Oak counties, Texas that are connected to approximately 73 producing wells. These gathering systems are connected to three of Crosstex Energy, L.P.'s treating plants. The diameter of these gathering pipelines ranges from two to six inches. These gathering assets in the aggregate have a capacity of 61,000 MMBtu/d and average throughput was approximately 20,759 MMBtu/d for the nine months ended September 30, 2003. In cases where the Partnership both gathers and treats natural gas, its fee is generally based on throughput.

        A component of the Partnership's strategy is to purchase used plants and then refurbish and repair them at its shop and seven-acre yard in Victoria, Texas and its 14-acre yard in Odessa, Texas. The Partnership believes that it can purchase used plants and recondition them at a significant cost savings to purchasing new plants. The Partnership has an inventory of plants of varying sizes which can be deployed after refurbishment. The Partnership also mounts most of the plant equipment on skids allowing them to be moved in a timely and cost efficient manner. At such time as the Partnership's active plants come offline, the Partnership will put them in its inventory pending redeployment. The Partnership believes its plant inventory gives it an advantage of several weeks in the time required to respond to a producer's request for treating services.

        Treating process.    The amine treating process involves a continuous circulation of a liquid chemical called amine that physically contacts with the natural gas. Amine has a chemical affinity for hydrogen sulfide and carbon dioxide that allows it to absorb the impurities from the gas. After mixing, gas and amine are separated and the impurities are removed from the amine by heating. Treating plants are sized by the amine circulation capacity in terms of gallons per minute. The size range of the 45 plants in operation is 3.5 to 300 gallons per minute, and the size range of the 11 plants in inventory is 3.5 to 1,000 gallons per minute.

        Hydrogen sulfide scavenger facilities use a liquid or solid chemical that reacts with hydrogen sulfide thereby removing it from the gas. Used chemicals are disposed of and cannot be regenerated as amine can. The facilities are primarily vertical towers mounted on concrete foundations. As of September 30, 2003, the Partnership had two such facilities which were operated by the producer.

Risk Management

        As the Partnership purchases natural gas, it establishes a margin by selling natural gas for physical delivery to third-party users, using over-the-counter derivative instruments or by entering into a future delivery obligation under futures contracts on the New York Mercantile Exchange. Through these transactions, the Partnership seeks to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. The Partnership policy is not to acquire and hold natural gas future contracts or derivative products for the purpose of speculating on price changes.

Competition

        The natural gas gathering, transmission, treating, processing and marketing industries are highly competitive. The Partnership faces strong competition in acquiring new natural gas supplies. The

Partnership's competitors in obtaining additional gas supplies and in treating new natural gas supplies include major integrated oil companies, major interstate and intrastate pipelines, and other natural gas gatherers that gather, process and market natural gas. Competition for natural gas supplies is primarily based on the reputation, efficiency and reliability of the gatherer and the pricing arrangements offered by the gatherer. The main difference between the Partnership and its competitors is that the Partnership offers most midstream services, while its competitors typically offer only a few select services. Many of the Partnership's competitors have substantially greater capital resources and control substantially greater supplies of natural gas. The Partnership's major competitors in the Texas Gulf Coast area for natural gas supplies and markets include El Paso Field Services, Kinder Morgan Inc., Houston Pipeline Company and Duke Energy Field Services. Crosstex Energy, L.P.'s major competitors in Mississippi for natural gas supplies and markets include Southern Natural Gas and Gulf South Pipeline Company.

        The Partnership's gas treating and processing operations face competition from manufacturers of new treating plants and from a small number of regional operators that provide plant leasing and operations similar to those of the Partnership. The Partnership also faces competition from vendors of used equipment that occasionally lease and operate plants for producers. The Partnership's primary competitor for natural gas treating services in its principal market area is The Hanover Company.

        In marketing natural gas, the Partnership has numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with the Partnership's marketing operations.

Natural Gas Supply

        The Partnership's end-user pipelines have connections with major interstate and intrastate pipelines which we believe have ample supplies of natural gas in excess of the volumes required for these systems. In connection with the construction and acquisition of its gathering systems, the Partnership evaluated well and reservoir data furnished by producers to determine the availability of natural gas supply for the systems. Based on those evaluations, the Partnership believes that there should be adequate natural gas supply to recoup its investment with an adequate rate of return. The Partnership does not routinely obtain independent evaluations of reserves dedicated to its systems due to the cost of such evaluations. Accordingly, the Partnership does not have estimates of total reserves dedicated to its systems or the anticipated life of such producing reserves.

Regulation

        Regulation by FERC of Interstate Natural Gas Pipelines.    The Partnership does not own any interstate natural gas pipelines, so FERC does not directly regulate any of its operations. However, FERC's regulation influences certain aspects of the Partnership's business and the market for its products. In general, FERC has authority over natural gas companies that provide natural gas pipeline transportation services in interstate commerce and its authority to regulate those services includes:

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  the certification and construction of new facilities;

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  the extension or abandonment of services and facilities;

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  the maintenance of accounts and records;

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  the acquisition and disposition of facilities;

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  the initiation and discontinuation of services; and

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  various other matters.

        In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipelines' rates and rules and policies that may affect rights of access to natural gas transportation capacity.

        Intrastate Pipeline Regulation.    The Partnership's intrastate natural gas pipeline operations generally are not subject to rate regulation by FERC, but they are subject to regulation by various agencies of the states in which they are located. However, to the extent that the Partnership's intrastate pipeline systems transport natural gas in interstate commerce, the rates, terms and conditions of such transportation service are subject to FERC jurisdiction under Section 311 of the Natural Gas Policy Act, which regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Most states have agencies that possess the authority to review and authorize natural gas transportation transactions and the construction, acquisition, abandonment and interconnection of physical facilities. Some states also have state agencies that regulate transportation rates, service terms and conditions and contract pricing to ensure their reasonableness and to ensure that the intrastate pipeline companies that they regulate do not discriminate among similarly situated customers.

        The Partnership's operations in Texas are subject to the Texas Gas Utility Regulatory Act, as implemented by the TRRC. Generally the TRRC is vested with authority to ensure that rates charged for natural gas sales or transportation services are just and reasonable. The rates the Partnership charges for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. We cannot predict whether such a complaint will be filed against the Partnership or whether the TRRC will change its regulation of these rates.

        The Partnership's operations in New Mexico, where it owns a private line that is used to serve one customer, are not regulated by the New Mexico Public Regulation Commission. Similarly, the Partnership's eighty-four mile gathering line in Oklahoma is not regulated by the Oklahoma Corporation Commission. While it is possible that Oklahoma or New Mexico may try to assert jurisdiction on these lines, it is not likely that the assertion of that jurisdiction would have a significant effect on the Partnership's operations in those states because both states tend to have light-handed regulation of natural gas pipeline facilities.

        Gathering Pipeline Regulation.    Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC under the NGA. The Partnership owns a number of natural gas pipelines that it believes meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of substantial, on-going litigation, so the classification and regulation of the Partnership's gathering facilities are subject to change based on future determinations by FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, and in some instances complaint-based rate regulation.

        The Partnership is subject to state ratable take and common purchaser statutes. The ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting the Partnership's right as an owner of gathering facilities to decide with whom it contracts to purchase or transport natural gas.

        Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. For example, the TRRC has approved changes to its regulations governing transportation and gathering services performed by intrastate pipelines and gatherers, which prohibit such entities from unduly discriminating in favor of their affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. The Partnership's gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services. The Partnership's gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on the Partnership's operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

        Sales of Natural Gas.    The price at which the Partnership sells natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. The Partnership's sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, that remain subject to FERC's jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes on the Partnership's natural gas marketing operations, and we note that some of FERC's more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that the Partnership will be affected by any such FERC action materially differently than other natural gas marketers with whom it competes.

Environmental Matters

        General.    The Partnership's operation and our possible future operation of processing and fractionation plants, pipelines and associated facilities in connection with the gathering and processing of natural gas and the transportation, fractionation and storage of NGLs is subject to stringent and complex federal, state and local laws and regulations relating to release of hazardous substances or wastes into the environment or otherwise relating to protection of the environment. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases the Partnership's, and could, in the future, increase our overall costs of doing business, including cost of planning, constructing, and operating plants, pipelines, and other facilities. Included in the Partnership's construction and operation costs are capital cost items necessary to maintain or upgrade its equipment and facilities. We will likely incur similar costs upon our acquisition of assets if we acquire operating assets.

        Any failure to comply with applicable environmental laws and regulations, including those relating to obtaining required governmental approvals, may result in the assessment of administrative, civil, or criminal penalties, imposition of investigatory or remedial activities and, in less common circumstances, issuance of injunctions or construction bans or delays. While we believe that the Partnership currently holds material governmental approvals required to operate its major facilities, the Partnership is currently evaluating and updating permits for certain of its facilities that primarily were obtained in recent acquisitions. As part of the regular overall evaluation of its operations, the Partnership has implemented procedures and is presently working to ensure that all governmental approvals for both recently acquired facilities and existing operations are updated, as may be necessary. We believe that the Partnership's operations and facilities are in substantial compliance with applicable environmental laws and regulations and that the cost of compliance with such laws and regulations will not have a material adverse effect on its results of operations or financial condition.

        The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. Moreover, risks of process upsets, accidental releases or spills are associated with the Partnership's, or our possible future, operations, and we cannot assure you that neither the Partnership nor we will not incur significant costs and liabilities as a result of such upsets, releases, or spills, including those relating to claims for damage to property and persons. In the event of future increases in costs, either we or the Partnership may be unable to pass on those increases to its customers. A discharge of hazardous substances or wastes into the environment could, to the extent the event is not insured, subject us or the Partnership to substantial expense, including both the cost to comply with applicable laws and regulations and claims made by neighboring landowners and other third parties for personal injury or damage to property. The Partnership and we will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

        Hazardous Substance and Waste.    To a large extent, the environmental laws and regulations affecting the Partnership's, and our possible future, operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control environmental pollution of the environment. These laws and regulations generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous wastes, and may require investigatory and corrective actions of facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, and comparable state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of "hazardous substance" into the environment. These persons include the owner or operator of the site where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment. Although "petroleum" as well as natural gas and NGLs are excluded from CERCLA's definition of a "hazardous substance," in the course of the Partnership's, or our possible future, ordinary operations, both the Partnership and we will generate wastes that may fall within the definition of a "hazardous substance." We or the Partnership may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. The Partnership has not received any notification that it may be potentially responsible for cleanup costs under CERCLA or any analogous state laws.

        The Partnership also generates, and we may, in the future, generate both hazardous and nonhazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. From time to time, the Environmental Protection Agency, or EPA, has considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. The Partnership is not currently required to comply with a substantial portion of the RCRA requirements because its operations generate minimal quantities of hazardous wastes. However, it is possible that some wastes generated by us or the Partnership that are currently classified as nonhazardous may in the future be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in its capital expenditures or plant operating expenses.

        The Partnership currently owns or leases, and has in the past owned or leased, and we, in the future, may own or lease, properties that have been used over the years for natural gas gathering and processing and for NGL fractionation, transportation and storage. Solid waste disposal practices within the NGL industry and other oil and natural gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some hydrocarbons and other solid wastes have been disposed of on or under various properties owned or leased by the Partnership during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom the Partnership had no control as to such entities' handling of hydrocarbons or other wastes and the manner in which such substances may have been disposed of or released. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we or the Partnership could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination or to perform remedial operations to prevent future contamination.

        The Partnership recently acquired several assets from DEFS that have environmental contamination, including a gas plant in Conroe, Texas; a compressor station in Cadeville, Louisiana; and a compressor station in Millport, Alabama (known as the Millport-McGee Compressor Station). At each of these sites, contamination from historical operations has been identified at levels that exceed the applicable state action levels. Consequently, site investigation and/or remediation is underway to address those impacts. The estimated remediation cost for the Conroe plant site is currently estimated to be approximately $3.2 million, and the remediation cost for the Cadeville site is currently estimated to be approximately $1.2 million. Under the Partnership's purchase agreement, Duke has retained liability for cleanup of both the Conroe and Cadeville sites. Moreover, the remediation costs associated with the Conroe site will be covered by agreements with TRC Companies and AIG. Therefore, the Partnership does not expect to incur any material environmental liability associated with the Conroe or Cadeville sites. The estimated cost to investigate and remediate the Millport-McGee site, for which it is responsible, is currently estimated to be approximately $330,000.

        Air Emissions.    The Partnership's operations are, and our possible future operations will likely be, subject to the Clean Air Act and comparable state statutes. Amendments to the Clean Air Act were enacted in 1990. Moreover, recent or soon to be adopted changes to state implementation plans for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. As a result of these amendments, the Partnership's processing and fractionating plants, pipelines, and storage facilities or any of our future assets that emit volatile organic compounds or nitrogen oxides may become subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. Such requirements, if applicable to the Partnership's, or our possible future, operations, could cause the Partnership or us to incur capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining governmental approvals addressing air emission-related issues. In addition, the 1990 Clean Air Act Amendments established a new operating permit for major sources, which applies to some of the Partnership's facilities and which may apply to some of our possible future facilities. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and may result in the limitation or cessation of construction or operation of certain air emission sources. Although we can give no assurances, we believe implementation of the 1990 Clean Air Act Amendments will not have a material adverse effect on our or the Partnership's financial condition or results of operations.

        Clean Water Act.    The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws impose restrictions and strict controls regarding the discharge of pollutants, including natural gas liquid-related wastes, into state waters or waters of the United States. Regulations promulgated pursuant to these laws require that entities that discharge into federal and state waters obtain National Pollutant Discharge Elimination System, or NPDES, and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws assess administrative, civil and criminal penalties for discharges of unauthorized pollutants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of storm water runoff. We believe that the Partnership is in substantial compliance with Clean Water Act permitting requirements as well as the conditions imposed thereunder, and that continued compliance with such existing permit conditions will not have a material effect on its results of operations.

        Employee Safety.    The Partnership is subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that the Partnership's operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

        Endangered Species Act.    The Endangered Species Act restricts activities that may affect endangered species or their habitats. While we have no reason to believe that the Partnership operates in any area that is currently designed as habitat for endangered or threatened species, the discovery of previously unidentified endangered species could cause the Partnership to incur additional costs or become subject to operating restrictions or bans in the affected areas.

        Safety Regulations.    The Partnership's pipelines are subject to regulation by the U.S. Department of Transportation under the Hazardous Liquid Pipeline Safety Act, as amended, or HLPSA, relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA covers crude oil, carbon dioxide, NGL and petroleum products pipelines and requires any entity which owns or operates pipeline facilities to comply with the regulations under the HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that the Partnership's pipeline operations are in substantial compliance with applicable HLPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with the HLPSA will not have a material adverse effect on the Partnership's results of operations or financial positions.

Title to Properties

        Substantially all of the Partnership's pipelines are constructed on rights-of-way granted by the apparent record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. The Partnership has obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which the Partnership's pipeline was built was purchased in fee. The Partnership's Gregory processing plant is on land that it owns in fee.

        The Partnership believes that it has satisfactory title to all of its assets. Title to property may be subject to encumbrances. The Partnership believes that none of such encumbrances should materially detract from the value of its properties or from its interest in these properties or should materially interfere with their use in the operation of its business.

Executive Offices

        The address of our principal executive office is 2501 Cedar Springs, Suite 600, Dallas, Texas 75201 and our telephone number at this address is (214) 953-9500.

Employees

        As of September 30, 2003, the operating partnership of the Partnership employed approximately 186 employees. We may add employees, as appropriate, if we acquire operating assets.

        Neither we nor the Partnership is party to any collective bargaining agreements, and neither we nor the Partnership had any significant labor disputes in the past. We and the Partnership consider relations with our employees to be good.

Litigation

        Crosstex Energy, Inc.    We are not a party to any litigation.

        Crosstex Energy, L.P.    Crosstex Energy, L.P. is not currently a party to any material litigation. The Partnership's operations are subject to a variety of risks and disputes normally incident to our business. As a result, at any given time the Partnership may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership maintains insurance policies with insurers in amounts and with coverage and deductibles as its managing general partner believes are reasonable and prudent. However, the Partnership cannot make any assurances that this insurance will be adequate protection from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

MANAGEMENT

Crosstex Energy, Inc.

        The following table sets forth specific information for our executive officers and members of our board of directors. Directors are elected for three-year staggered terms. The Class I directors will serve until our annual meeting in 2005. The Class II directors will serve until our annual meeting in 2006. The Class III directors will serve until our annual meeting in 2007. Executive officers are elected for one-year terms.

Name	Age	Position with Us
Barry E. Davis	42	President, Chief Executive Officer and Director
A. Chris Aulds	41	Executive Vice President
James R. Wales	50	Executive Vice President
William W. Davis	50	Senior Vice President and Chief Financial Officer
Jack M. Lafield	53	Senior Vice President
Michael P. Scott	49	Senior Vice President
Bryan H. Lawrence	61	Director
Sheldon B. Lubar	74	Director

        Barry E. Davis, President, Chief Executive Officer and Director, led the management buyout of the midstream assets of Comstock Natural Gas, Inc. in December 1996, which transaction resulted in the formation of Crosstex Energy, L.P.'s predecessor. Mr. Davis was President and Chief Operating Officer of Comstock Natural Gas and founder of Ventana Natural Gas, a gas marketing and pipeline company that was purchased by Comstock Natural Gas. Mr. Davis started Ventana Natural Gas in June 1992. Prior to starting Ventana, he was Vice President of Marketing and Project Development for Endevco, Inc. Before joining Endevco, Mr. Davis was employed by Enserch Exploration in the marketing group. Mr. Davis holds a B.B.A. in Finance from Texas Christian University.

        A. Chris Aulds, Executive Vice President, together with Barry E. Davis, participated in the management buyout of Comstock Natural Gas in December 1996. Mr. Aulds joined Comstock Natural Gas, Inc. in October 1994 as a result of the acquisition by Comstock of the assets and operations of Victoria Gas Corporation. Mr. Aulds joined Victoria in 1990 as Vice President responsible for gas supply, marketing and new business development and was directly involved in providing risk management services to gas producers. Prior to joining Victoria, Mr. Aulds was employed by Mobil Oil Corporation as a production engineer before being transferred to Mobil's gas marketing division in 1989. There he assisted in the creation and implementation of Mobil's third-party gas supply business segment. Mr. Aulds holds a B.S. degree in Petroleum Engineering from Texas Tech University.

        James R. Wales, Executive Vice President, joined Crosstex Energy, L.P.'s predecessor in December 1996. As one of the founders of Sunrise Energy Services, Inc., he helped build Sunrise into a major national independent natural gas marketing company, with sales and service volumes in excess of 600,000 MMBtu/d. Mr. Wales started his career as an engineer with Union Carbide. In 1981, he joined Producers Gas Company, a subsidiary of Lear Petroleum Corp., and served as manager of its Mid-Continent office. In 1986, he joined Sunrise as Executive Vice President of Supply, Marketing and Transportation. From 1993 to 1994, Mr. Wales was the Chief Operating Officer of Triumph Natural Gas, Inc., a private midstream business. Prior to joining Crosstex, Mr. Wales was Vice President for Teco Gas Marketing Company. Mr. Wales holds a B.S. degree in Civil Engineering from the University of Michigan, and a law degree from South Texas College of Law.

        William W. Davis, Senior Vice President and Chief Financial Officer, joined Crosstex Energy, L.P.'s predecessor in September 2001, and has 25 years of finance and accounting experience. Prior to joining Crosstex Energy, L.P.'s predecessor, Mr. Davis held various positions with Sunshine Mining and Refining Company from 1983 to September 2001, including Vice President—Financial Analysis from

1983 to 1986, Senior Vice President and Chief Accounting Officer from 1986 to 1991 and Executive Vice President and Chief Financial Officer from 1991 to 2001. In addition, Mr. Davis served as Chief Operating Officer in 2000 and 2001. Mr. Davis graduated magna cum laude from Texas A&M University with a B.B.A. in Accounting and is a Certified Public Accountant. Mr. Davis is not related to Barry E. Davis.

        Jack M. Lafield, Senior Vice President, joined Crosstex Energy, L.P.'s predecessor in August 2000. For five years prior to joining Crosstex, Mr. Lafield was Managing Director of Avia Energy, an energy consulting group, and was involved in all phases of acquiring, building, owning and operating midstream assets and natural gas reserves. He also provided project development and consulting in domestic and international energy projects to major industry and financing organizations, including development, engineering, financing, implementation and operations. Prior to consulting, Mr. Lafield held positions of President and Chief Executive Officer of Triumph Natural Gas, a private midstream business he founded, President and Chief Operating Officer of Nagasco, Inc. (a joint venture with Apache Corporation), President of Producers' Gas Company, and Senior Vice President of Lear Petroleum Corp. Mr. Lafield holds a B.S. degree in Chemical Engineering from Texas A&M University, and is a graduate of the Executive Program at Stanford University.

        Michael P. Scott, Senior Vice President, joined Crosstex Energy, L.P.'s predecessor in July 2001. Before joining Crosstex Energy, L.P.'s predecessor, Mr. Scott held various positions at Aquila Gas Pipeline Corporation, including Director of Engineering from 1992 to 2001, Director of Operations from 1990 to 1992, and Director of Project Development from 1989 to 1990. Prior to Aquila, Mr. Scott held various project development and engineering positions at Cabot Corporation/Cabot Transmission, Perry Gas Processors and General Electric. Mr. Scott holds a B.S. degree in Mechanical Engineering from Oklahoma State University.

        Bryan H. Lawrence, joined us as a director in May 2000 and has served as a director of Crosstex Energy GP, LLC since its inception. Mr. Lawrence is a founder and senior manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc., where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of D&K Healthcare Resources, Inc., Hallador Petroleum Company, TransMontaigne Inc., and Vintage Petroleum, Inc. (each a United States publicly traded company) and Cavell Energy Corp. (a Canadian publicly traded company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests including PetroSantander Inc., Savoy Energy, L.P., Athanor B.V., Camden Resources, Inc., ESI Energy Services Inc., Ellora Energy Inc., Dernick Resources Inc., Cinco Natural Resources Corporation, Peak Energy Resources, Inc., Approach Resources Inc., Century Exploration Company and Compass Petroleum Ltd. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

        Sheldon B. Lubar joined us as a director in May 2001 and joined Crosstex Energy GP, LLC as a director upon the completion of Crosstex Energy, L.P.'s initial public offering in December 2003. Mr. Lubar has been Chairman of the Board of Lubar & Co. Incorporated, a private investment and venture capital firm he founded, since 1977. He was Chairman of the Board of Christiana Companies, Inc., a logistics and manufacturing company, from 1987 until its merger with Weatherford International in 1995. Mr. Lubar has also been a Director of C2, Inc., a logistics and manufacturing company, since 1995, MGIC Investment Corporation, a mortgage insurance company, since 1991, Grant Prideco, Inc., an energy services company, since 2000, and Weatherford International, Inc., an energy services company, since 1995. Mr. Lubar holds a bachelor's degree in Business Administration and a Law degree from the University of Wisconsin—Madison. He was awarded an honorary Doctor of Commercial Science degree from the University of Wisconsin—Milwaukee.

Crosstex Energy, L.P.

        The following table shows information for the directors and executive officers of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P. Executives and directors are elected for one-year terms or until their successors are duly appointed or elected.

Name	Age	Position with Crosstex Energy GP, LLC
Barry E. Davis	42	President, Chief Executive Officer and Director
A. Chris Aulds	41	Executive Vice President—Treating Division
James R. Wales	50	Executive Vice President—Midstream Division
William W. Davis	50	Senior Vice President, Chief Financial Officer and Secretary
Jack M. Lafield	53	Senior Vice President—Business Development
Michael P. Scott	49	Senior Vice President—Engineering and Operations
Frank M. Burke	63	Director and Member of the Audit Committee*
C. Roland Haden	63	Director and Member of the Audit and Conflicts* Committees
Bryan H. Lawrence	61	Chairman of the Board
Sheldon B. Lubar	74	Director and Member of the Compensation Committee*
Robert F. Murchison	49	Director and Member of the Compensation and Conflicts Committees
Stephen A. Wells	60	Director and Member of the Audit and Conflicts Committees

*
Denotes chairman of committee.

        See "—Crosstex Energy, Inc." for biographical information for Barry E. Davis, A. Chris Aulds, James R. Wales, William W. Davis, Jack M. Lafield, Michael P. Scott, Bryan H. Lawrence and Sheldon B. Lubar.

        Frank M. Burke joined Crosstex Energy GP, LLC as a director in August 2003. Mr. Burke has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company Ltd, a private investment company located in Dallas Texas, since 1984. Prior to that, Mr. Burke was a partner in Peat, Marwick, Mitchell & Co. He is a member of the National Petroleum Council and also serves as a director of Arch Coal, Inc., Dorchester Minerals, L.P., Kaneb Pipe Line Partners, L.P., Xanser Corporation and Kaneb Services LLC. Mr. Burke received his Bachelor of Business Administration and Master of Business Administration from Texas Tech University and his Juris Doctor from Southern Methodist University. He is a Certified Public Accountant and member of the State Bar of Texas.

        C. Roland Haden joined Crosstex Energy GP, LLC as a director upon the completion of Crosstex Energy, L.P.'s initial public offering. Mr. Haden held the positions of Vice Chancellor of the Texas A&M System, Director of the Texas Engineering Experiment Station and Dean of Look College of Engineering at Texas A&M University from 1993 to 2002. Prior to joining Texas A&M University, Mr. Haden served as Vice Chancellor for Academic Affairs and Provost of Louisiana State University from 1991 to 1993 and held various positions with Arizona State University, including Dean and Professor of Engineering & Applied Sciences from 1989 to 1991, Provost, ASU West Campus from 1988 to 1989, Vice President for Academic Affairs from 1987 to 1988 and Dean and Professor of Engineering and Applied Sciences from 1978 to 1987. Mr. Haden formerly served as a director of Square D Company, a Fortune 500 electrical manufacturing company, as a director of E-Systems, a Fortune 500 defense contractor, and as a member of the Telecommunications Advisory Board of A.T. Kearney, a nationally ranked consulting firm. He has been a director of Inter-tel, Inc., a leading telecommunications company, since 1983. Mr. Haden holds a bachelor's degree from the University of Texas, Arlington, a Masters degree from the California Institute of Technology, and a Ph.D. from the University of Texas, Austin, all in electrical engineering.

        Robert F. Murchison joined Crosstex Energy GP, LLC as a director upon the completion of Crosstex Energy, L.P.'s initial public offering. Mr. Murchison has been the President of the general partner of Murchison Capital Partners, L.P., a private equity investment partnership since 1992. Prior to founding Murchison Capital Partners, L.P., Mr. Murchison held various positions with Romacorp, Inc., the franchisor and operator of Tony Roma's restaurants, including Chief Executive Officer from 1984 to 1986 and Chairman of the board of directors from 1984 to 1993. He served as a director of Cenergy Corporation, an oil and gas exploration and production company, from 1984 to 1987, Conquest Exploration Company from 1987 to 1991 and has served as a director of TNW Corporation, a short line railroad holding company, since 1981 and Tecon Corporation, a holding company with holdings in real estate development, investor owned water utilities, rail car repair and the fund of funds management business, since 1978. Mr. Murchison holds a bachelor's degree in history from Yale University.

        Stephen A. Wells joined Crosstex Energy GP, LLC as a director upon the completion of Crosstex Energy, L.P.'s initial public offering. Mr. Wells has been the President of Wells Resources, Inc., a private oil, gas and ranching company since 1983. Mr. Wells has served in executive management positions with various energy companies, with an emphasis in oil field services. He served as Chief Executive Officer and director of Grasso Corporation, a contract production management company, from 1992 to 1994, Chief Executive Officer and director of Coastwide Energy Services, Inc. from 1993 to 1996, and President, Chief Executive Officer and director of Wells Strathclyde Company, an oil field services company he co-founded from 1978 to 1982. Mr. Wells also serves as a director and audit committee chair of Oil States International and as a director and audit committee chair of Pogo Producing Company. Mr. Wells holds a bachelor's degree in accounting from Abilene Christian University.

Board Committees

        Our board of directors has established an audit committee to be effective upon the closing of this offering. Our board may establish other committees from time to time to facilitate our management.

        Ultimately, three members of our board of directors will serve on an audit committee that reviews our external financial reporting, is responsible for engaging our independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee must meet the independence standards established by the Nasdaq National Market. Upon the completion of this offering, Sheldon B. Lubar will be the sole member of our audit committee. Within one year after the completion of this offering, our audit committee will be comprised of three independent members of our board of directors.

Compensation Of Directors

        Historically, we have paid no compensation to members of our board of directors for their service as directors. No additional remuneration will be paid to officers or employees of ours who also serve as directors. We anticipate that each independent director will receive a combination of cash and stock option and restricted stock grants as compensation for services rendered, including attending annual meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law. Further, we have entered into indemnity agreements with each of our directors.

Compensation Committee Interlocks and Insider Participation

        We will not have an active compensation committee of our board of directors until the closing of this offering. As a result, members of our board of directors, including Bryan H. Lawrence and

Sheldon B. Lubar, have been responsible for fixing the compensation to be paid to our executive officers. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive Officer Compensation

        The following table sets forth information concerning the compensation paid by us and the Partnership (and its predecessor) to our chief executive officer and each of our five other most highly compensated executive officers for 2002. The table contains historical numbers and does not reflect the effect of our two-for-one stock split, effected in the form of a stock dividend, which will occur concurrently with the closing of this offering.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
	From Us		From the Partnership and its Predecessor		Securities Underlying Options
Name and Principal Position	Salary	Bonus	Salary	Bonus	From Us(1)	From the Partnership and its Predecessor(2)
Barry E. Davis President and Chief Executive Officer	—	—	$201,500	$100,750	—	30,000
A. Chris Aulds Executive Vice President	—	—	$171,064	$59,872	—	20,000
James R. Wales Executive Vice President	—	—	$171,064	$59,872	—	20,000
William W. Davis Senior Vice President and Chief Financial Officer	—	—	$160,875	$96,306	25,000	17,500
Jack M. Lafield Senior Vice President	—	—	$160,875	$56,306	—	17,500
Michael P. Scott Senior Vice President	—	—	$134,304	$47,007	20,000	12,500

(1)
Reflects equity based awards received under our 2000 Stock Option Plan.

(2)
Reflects equity-based awards received under the Crosstex Energy GP, LLC Long-Term Incentive Plan.

Option Grants

        Crosstex Energy, Inc.    The following table contains information about option grants to our named executive officers for the year ended December 31, 2002. The table contains historical numbers and does not reflect the effect of our two-for-one stock split, effected in the form of a stock dividend, which will occur concurrently with the closing of this offering.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options/SARs Granted(1)	Percent of Total Options/ SARs Granted to Employees in Fiscal Year(2)
Name			Exercise or Base Price	Expiration Date
					5%	10%
Barry E. Davis	—	—	—	—	—	—
A. Chris Aulds	—	—	—	—	—	—
James R. Wales	—	—	—	—	—	—
William W. Davis	25,000	13.4%	$12.00	5/5/2005	$47,288	$99,300
Jack M. Lafield	—	—	—	—	—	—
Michael P. Scott	20,000	10.7%	$12.00	5/5/2005	$37,830	$79,440

(1)
All options were granted pursuant to our 2000 Stock Option Plan.

(2)
Based on an aggregate of 186,250 shares granted in the most recently completed fiscal year. The options for Messrs. William W. Davis and Scott vest at a rate of one-third per year on each anniversary of October 1, 2001, and July 23, 2001, respectively.

        Crosstex Energy, L.P.    The following table contains information about unit option grants to the Partnership's named executive officers for the year ended December 31, 2002:

Option Grants in Last Fiscal Year(1)

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options/SARs Granted	Percent of Total Options/ SARs Granted to Employees in Fiscal Year(2)
Name			Exercise or Base Price	Expiration Date
					5%	10%
Barry E. Davis	30,000	17.1%	$20.00	12/17/12	$377,337	$956,245
A. Chris Aulds	20,000	11.4%	20.00	12/17/12	251,558	637,497
James R. Wales	20,000	11.4%	20.00	12/17/12	251,558	637,497
William W. Davis	17,500	10.0%	20.00	12/17/12	220,113	557,810
Jack M. Lafield	17,500	10.0%	20.00	12/17/12	220,113	557,810
Michael P. Scott	12,500	7.1%	20.00	12/17/12	157,224	398,436

(1)
All options were granted pursuant to the Crosstex Energy GP, LLC Long-Term Incentive Plan.

(2)
The total number of options granted to employees in 2002 used to calculate these percentages includes 175,000 common units underlying options granted upon the closing of Crosstex Energy, L.P.'s initial public offering. The options vest at a rate of one-third per year beginning December 17, 2003.

Option Exercises and Year-End Option Values

        Crosstex Energy, Inc.    The following table provides information about the number of shares issued upon option exercises by our named executive officers during 2002, and the value realized by our executive officers. The table also provides information about the number and value of options that were held by our named executive officers at December 31, 2002. The table contains historical numbers and does not reflect the effect of our two-for-one stock split, effected in the form of a stock dividend, which will occur concurrently with the closing of this offering.

Aggregated Option Exercise in Last Fiscal Year
and Fiscal Year End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002(1)	Value of Unexercised In-the-Money Options at December 31, 2002(2)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable/Unexercisable	Exercisable/Unexercisable
Barry E. Davis	—	—	20,000	$176,400
A. Chris Aulds	—	—	30,000	264,600
James R. Wales	—	—	42,500	374,850
William W. Davis	—	—	25,000	170,500
Jack M. Lafield	—	—	30,000	264,600
Michael P. Scott	—	—	20,000	136,400

(1)
The options expire on May 5, 2005. The options for Messrs. Barry E. Davis, Aulds and Wales have vested. The options for Mr. William W. Davis vest at a rate of one-third per year on each anniversary of October 1, 2001. The options for Mr. Lafield vest at a rate of one-third per year on each anniversary of May 1, 2001. The options for Mr. Scott vest at a rate of one-third per year on each anniversary of July 23, 2001.

(2)
Based on the $18.82 per share fair market value of our common stock on December 31, 2002, less the option exercise price. The option exercise price for Messr.'s Barry E. Davis, Aulds, Wales and Lafield is $10.

        Crosstex Energy, L.P.    The following table provides information about the number of units issued upon option exercises by Crosstex Energy, L.P.'s named executive officers during 2002, and the value realized by the Partnership's named executive officers. The table also provides information about the number and value of options that were held by the Partnership's named executive officers at December 31, 2002.

Aggregated Option Exercise in Last Fiscal Year
and Fiscal Year End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002(1)	Value of Unexercised In-the-Money Options at December 31, 2002(2)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable/Unexercisable	Exercisable/Unexercisable
Barry E. Davis	—	—	30,000	$42,000
A. Chris Aulds	—	—	20,000	28,000
James R. Wales	—	—	20,000	28,000
William W. Davis	—	—	17,500	24,500
Jack M. Lafield	—	—	17,500	24,500
Michael P. Scott	—	—	12,500	17,500

(1)
Based on the $21.40 per unit fair market value of Crosstex Energy, L.P.'s common units on December 31, 2002, the last trading day of 2002, less the option exercise price.

Long-Term Incentive Plan

        We intend to adopt a long-term incentive plan for our employees, directors and affiliates who perform services for us.

        The plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to employees and for the grant of nonqualified stock options, stock appreciation rights, dividend equivalents, restricted stock and other incentive awards to employees, outside directors and consultants. The 2004 plan provides that we cannot issue incentive stock options after ten years from the date of the board's adoption of the plan. The plan will be an amendment and restatement of our 2000 Stock Option Plan.

        The compensation committee of our board of directors administers the plan. The administrator has the power to determine the terms of the options or other awards granted, including the exercise price of the options or other awards, the number of shares subject to each option or other award (up to 100,000 per year per participant), the exercisability thereof and the form of consideration payable upon exercise. In addition, the administrator has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the plan without the consent of the holder.

        The exercise price of all incentive stock options granted under the plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. The exercise price of nonqualified stock options and other awards granted under the plan is determined by the administrator, but the exercise price must be at least 50% of the fair market value of the common stock on the date of grant. The term of all options granted under the plan may not exceed ten years.

        Each option and other award is exercisable during the lifetime of the optionee only by such optionee. Options granted under the plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

        The plan provides that in the event of a merger of our company (other than a merger whereby Yorktown Partners LLC or its affiliates cease to own a controlling interest in us) all options and other awards shall, in the discretion of the administrator, be subject to adjustment to reflect any changes in our outstanding common stock. In addition, the plan provides that a "change of control" shall be deemed to have occurred if (i) Yorktown Partners LLC or its affiliates including any funds under its management no longer directly or indirectly owns a controlling interest in us, other than as a result of a firm commitment underwritten public offering, (ii) any sale or other disposition of all or substantially all of our assets to any person, other than our affiliates, or (iii) any merger, reorganization, consolidation or other transaction pursuant to which more than 50% of the combined voting power of the equity interests in us ceases to be owned by persons owning such interests as of the closing of this offering. Immediately prior to a change of control, all awards granted under the plan shall automatically vest and become payable or exercisable, as the case may be, in full. In this regard, all restriction periods shall terminate and all performance criteria, if any, shall be deemed to have been achieved at the maximum level. To the extent that certain awards are not exercised upon a change of control, the administrator may, in its discretion, cancel such award without payment or provide for a replacement award with respect to such property and on such terms as it deems appropriate.

        Options granted under our 2000 Stock Option Plan prior to its amendment and restatement provide that if the holder of an option voluntarily terminates his or her employment with us due to the occurrence of a "change of control," such holder will be entitled to exercise the portion of the option that would have vested through the date of such voluntary termination. Under the 2000 Stock Option Plan, a "change of control" is defined as: (i) a sale of all or substantially all of our assets, (ii) a sale of all or more than 50% of our outstanding equity interests or (iii) any merger, consolidation, or reorganization where we are not the surviving corporation and, after the merger, more than 50% of the combined voting power of the equity interests in us ceases to be owned by persons owning such interests immediately prior to the merger.

SECURITY OWNERSHIP OF MANAGEMENT AND SELLING STOCKHOLDERS

        Prior to this offering, the selling stockholders listed below, together with other existing stockholders, were the beneficial owners of all of our issued and outstanding capital stock. In addition, prior to this offering, we had outstanding 1,743,032 shares of common stock, 2,579,743 shares of Series A 7 1/2% Cumulative Convertible Preferred Stock, 523,899 shares of Series B 7 1/2% Cumulative Convertible Preferred Stock and 1,020,000 shares of Series C 7 1/2% Cumulative Convertible Preferred Stock. Concurrently with the closing of this offering, all outstanding shares of our preferred stock will convert into common stock on a one-for-one basis, plus any adjustments necessary for accrued and unpaid dividends. In addition, concurrently with the closing of this offering and the conversion of our preferred stock, we will implement a two-for-one common stock split, effected in the form of a stock dividend.

        The table on the following page sets forth information regarding the beneficial ownership of our common stock as of September 30, 2003, assuming the conversion of all outstanding shares of our preferred stock into common stock and our two-for-one stock split, effected in the form of a stock dividend, upon completion of this offering, and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

  •
  each person who beneficially owns more than 5% of our outstanding shares of common stock;

  •
  each of our executive officers;

  •
  each of our directors;

  •
  each selling stockholder; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission. In general, these rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes, among other things, securities that an individual has the right to acquire within 60 days. Unless otherwise indicated, the stockholders identified in the table on the following page have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations for any stockholder listed on the following page are based on 11,733,348 shares of our common stock outstanding immediately prior to the completion of this offering.

	Common Stock Beneficially Owned Prior to Offering			Common Stock Beneficially Owned After Offering
			Number of Shares of Common Stock Being Offered
Name of Beneficial Owner(1)
	Shares	Percent		Shares	Percent
Yorktown Energy Partners IV, L.P.(2)	7,188,748	61.3%	1,371,000	5,817,748	49.6%
Yorktown Energy Partners V, L.P.(2)	1,800,000	15.3	343,000	1,457,000	12.4
Bryan H. Lawrence(3)	8,988,748	76.6	—	7,274,748	62.0
Lubar Nominees(4)	697,498	5.9	—	697,498	5.9
Sheldon B. Lubar(4)	697,498	5.9	—	697,498	5.9
Barry E. Davis(5)	833,916	7.1	190,000	643,916	5.5
A. Chris Aulds(5)	533,268	4.5	150,000	383,268	3.2
James R. Wales(5)	391,722	3.3	85,000	306,722	2.6
William W. Davis(5)	100,936	*	26,000	74,936	*
Jack M. Lafield(5)	101,440	*	25,000	76,440	*
Michael P. Scott(5)	80,750	*	18,500	62,250	*
Lisa M. Brecht(5)	102,642	*	20,000	82,642	*
John W. Daugherty(5)	114,998	*	25,500	89,498	*
Mike Hopkins(5)	80,624	*	21,000	59,624	*
Mark E. Huff(5)	117,978	1.0	22,000	95,978	*
Rodney A. Madden(5)	56,740	*	9,000	47,740	*
All directors and executive officers as a group (8 persons)(3)(4)(5)	11,728,278	97.3%	—	9,519,778	78.9%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each person listed above is 2501 Cedar Springs, Suite 600, Dallas, Texas 75201.

(2)
The address for Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. is 410 Park Avenue, New York, New York 10022.

(3)
Bryan H. Lawrence is a member and a manager of the general partner of both Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P., and may be deemed to beneficially own the shares held by those entities.

(4)
Sheldon B. Lubar is a general partner of Lubar Nominees, and may be deemed to beneficially own the shares held by that entity.

(5)
Ownership percentage for such individual or group includes shares issuable pursuant to stock options which are presently exercisable or exercisable within 60 days, including 40,000 shares for Mr. Barry E. Davis, 60,000 shares for Mr. Aulds, 85,000 shares for Mr. Wales, 50,000 shares for Mr. William W. Davis, 50,504 shares for Mr. Lafield, 40,000 shares for Mr. Scott, 28,504 shares for Ms. Brecht, 40,700 shares for Mr. Daugherty, 40,000 shares for Mr. Hopkins, 55,504 shares for Mr. Huff and 37,700 shares for Mr. Madden. For a description of terms for Messrs. Barry E. Davis, Aulds, Wales, William W. Davis, Lafield and Scott's options, please see "Management—Option Exercises and Year-End Option Values—Crosstex Energy, Inc." on page 90.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Crosstex Energy, L.P.

        General.    We own 333,000 common units and 4,667,000 subordinated units representing an aggregate 54.3% limited partner interest in Crosstex Energy, L.P. Crosstex Energy, L.P.'s general partner owns a 2.0% general partner interest in Crosstex Energy, L.P. and the incentive distribution rights. The general partner's ability, as general partner, to manage and operate the Partnership and our ownership of an aggregate 54.3% limited partner interest in effectively gives the general partner the ability to veto some of the Partnership's actions and to control the Partnership's management.

        Omnibus Agreement.    Concurrent with the closing of Crosstex Energy, L.P.'s initial public offering, we entered into an agreement with the Partnership, the general partner and Crosstex Energy GP, LLC which governs potential competition among us and the other parties to the agreement. We agreed, and caused our controlled affiliates to agree, for so long as management, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. and its affiliates, or any combination thereof, control Crosstex Energy, L.P.'s general partner, not to engage in the business of gathering, transmitting, treating, processing, storing and marketing of natural gas and the transportation, fractionation, storing and marketing of NGLs unless it first offers the Partnership the opportunity to engage in this activity or acquire this business, and the board of directors of Crosstex Energy GP, LLC, with the concurrence of its conflicts committee, elects to cause the Partnership not to pursue such opportunity or acquisition. In addition, we have the ability to purchase a business that has a competing natural gas gathering, transmitting, treating, processing and producer services business if the competing business does not represent the majority in value of the business to be acquired and we offer the Partnership the opportunity to purchase the competing operations following their acquisition. The noncompetition restrictions in the omnibus agreement do not apply to the assets retained and business conducted by us at the closing of the Partnership's initial public offering. Except as provided above, our controlled affiliates and we are not prohibited from engaging in activities in which we compete directly with Crosstex Energy, L.P. In addition, Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P. and any affiliated Yorktown funds are not prohibited from owning or engaging in businesses which compete with either us or the Partnership.

Renunciation of Opportunities

        In our restated charter and in accordance with the Delaware law, we have renounced any interest or expectancy we may have in, or being offered an opportunity to participate in, any business opportunities, including any opportunities within those classes of opportunity currently pursued by the Partnership, presented:

  •
  to persons who are officers or directors of the company or who, on October 1, 2003, were, and at the time of presentation are, stockholders of the company (or to persons who are affiliates or associates of such officers, directors or stockholders), if the company is prohibited from participating in such opportunities by the omnibus agreement; or

  •
  to two affiliated stockholders with a controlling interest in our company, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P., or any other investment fund sponsored or managed by Yorktown Partners, LLC, including any fund still to be formed, or to any of our directors who is an affiliate or designate of these entities.

As a result of this renunciation, these officers, directors and stockholders should not be deemed to be breaching any fiduciary duty to us if they or their affiliates or associates pursue opportunities presented as described above.

Crosstex Energy, L.P.'s General Partner

        Crosstex Energy, L.P.'s general partner does not receive any management fee or other compensation for its management of the partnership. The general partner and its affiliates are reimbursed for expenses incurred on the Partnership's behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The partnership agreement provides that the general partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the general partner in its sole discretion. For the twelve-month period ending in December 2003, the amount which the Partnership reimbursed the general partner and its affiliates for costs incurred with respect to the general and administrative services performed on its behalf could not exceed $6.0 million. This reimbursement cap did not apply to the cost of any third-party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on behalf of the Partnership. The $6.0 million limit on such reimbursements expired in December 2003 and future expenses reimbursed by the Partnership will be higher.

        The general partner owns a 2.0% general partner interest in Crosstex Energy, L.P. and all incentive distribution rights. The general partner is entitled to receive incentive distributions if the amount the Partnership distributes with respect to any quarter exceeds levels specified in the partnership agreement. Under the quarterly incentive distribution provisions, generally the general partner is entitled to 13.0% of amounts the Partnership distributes in excess of $0.50 per unit, 23.0% of the amounts it distributes in excess of $0.625 per unit and 48.0% of amounts it distributes in excess of $0.75 per unit. See "Material Provisions of the Partnership Agreement of Crosstex Energy, L.P.—Cash Distribution Policy" beginning on page 113.

Crosstex Energy, L.P.'s Initial Public Offering and Concurrent Transactions

        On December 17, 2002, Crosstex Energy, L.P. completed an initial public offering of 2,300,000 common units representing limited partner interests and received therefrom net proceeds of approximately $40.2 million. Concurrently with the closing of the initial public offering, certain transactions were consummated in connection with the formation of the Partnership. These transactions involved the transfer to the Partnership by us of substantially all the assets and liabilities of Crosstex Energy Services, Ltd. (the predecessor of Crosstex Energy, L.P.'s operating partnership Crosstex Energy Services, L.P.) in exchange for and the right to receive $2.5 million from the proceeds of the initial public offering and the issuance of 333,000 common units and 4,667,000 subordinated units (which we hold) and the incentive distribution rights and a 2.0% general partner interest in the Partnership (which Crosstex Energy GP, L.P. holds). In addition, certain assets and liabilities of Crosstex Energy Services, Ltd. were not contributed to the Partnership, but, instead, were transferred to one of our subsidiaries, including receivables associated with the Enron Corp. bankruptcy. Also, the Jonesville processing plant, which was largely inactive since the beginning of 2001, and the Clarkson plant, acquired shortly before the Partnership's initial public offering, were not contributed to the Partnership, but instead were transferred to one of our subsidiaries.

Loans to Directors and Executive Officers

        On September 12, 2000, we loaned an aggregate of $808,655 to three individuals who serve as executive officers. These notes have an interest rate of 6.00% per annum and mature on September 12, 2007. These loans were made to finance the purchase of shares of our preferred stock by such persons. The aggregate amount loaned consisted of $394,994 to Barry E. Davis, President, Chief Executive Officer and Director, $255,215 to A. Chris Aulds, Executive Vice President, and $158,446 to James R. Wales, Executive Vice President. The total principal and interest owed under these notes as of

September 30, 2003 was $966,741, consisting of $472,212 owed by Barry E. Davis, $305,108 owed by A. Chris Aulds and $189,421 owed by James R. Wales.

        On October 25, 2000, we loaned an aggregate of $1,159,451 to three individuals who serve as executive officers. These notes have an interest rate of 6.09% per annum and mature on October 25, 2007. These loans were made to finance the purchase of shares of our preferred stock by such persons. The aggregate amount loaned consisted of $566,342 to Barry E. Davis, $365,931 to A. Chris Aulds and $227,178 to James R. Wales. The total principal and interest owed under these notes as of September 30, 2003 was $1,379,813, consisting of $673,979 owed by Barry E. Davis, $435,479 owed by A. Chris Aulds and $270,355 owed by James R. Wales.

        On September 30, 2001, we loaned an aggregate of $1,739,964 to six individuals who serve as executive officers. These notes have an interest rate of 6.09% per annum and mature on September 30, 2008. These loans were made to finance the purchase of shares of our preferred stock by such persons. The aggregate amount loaned consisted of $439,596 to Barry E. Davis, $284,028 to A. Chris Aulds, $176,340 to James R. Wales, $300,000 to William W. Davis, Senior Vice President, Chief Financial Officer and Secretary, $300,000 to Jack M. Lafield, Senior Vice President, and $240,000 to Michael P. Scott, Senior Vice President. The total principal and interest owed under these notes as of September 30, 2003 was $1,959,628, consisting of $495,093 owed by Barry E. Davis, $319,886 owed by A. Chris Aulds, $198,602 owed by James R. Wales, $337,874 owed by Jack M. Lafield, $337,874 owed by William W. Davis and $270,299 owed by Michael P. Scott.

        Each of these loans was made prior to July 2002 and the passage of the Sarbanes-Oxley Act of 2002. Because of the prohibitions against certain loans under Section 402 the Sarbanes-Oxley Act of 2002, we will not modify any of these outstanding loans, nor will we enter into new related party transactions other than as permitted by applicable law at the time of the transaction. Each of the loans described above will be repaid by the respective director or executive officer with the net proceeds received from this offering.

        On October 25, 2000, we loaned $61,177 to Barry E. Davis. The note had an interest rate of 6.30% and matured on October 25, 2002. This loan was made to finance the purchase of shares of our preferred stock. The maturity date of this note was extended and the note was paid in full by Mr. Davis on October 29, 2003.

Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under specific circumstances and subject to specific limitations. Our restated certificate of incorporation and restated bylaws provide that we shall indemnify our directors and officers to the full extent permitted by the Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

        We have entered into indemnification agreements with our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, as well as certain additional procedural protections. The indemnity agreements provide that directors will be indemnified to the fullest extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding as our directors or executive officers, including any action on account of their services as executive officers or directors of any other company or enterprise when they are serving in such capacities at our request, and including any action by us or in our right. In addition, the indemnity agreements provide for reimbursement of expenses incurred in conjunction with being a witness in any proceeding to which the indemnitee is not a party. We must pay in advance of a final disposition of a proceeding or claim the expenses incurred by the indemnitee no later than 10 days after our receipt of an undertaking by or on behalf of the indemnitee, to repay the amount of the expenses to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by us. The indemnity agreements also provide the indemnitee with remedies in the event that we do not fulfill our obligations under the indemnity agreements.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation provides for that limitation of liability.

        We maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specific expenses in connection with the defense of, and specific liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Option Cancellation

        In 2003, Jack M. Lafield received $49,996 as consideration for the cancellation of 4,748 options to purchase our common stock which had been previously granted under our 2000 Stock Option Plan.

Registration Rights

        In October 2003, we entered into an Agreement Regarding 2003 Registration Statement and Waiver and Termination of Stockholders' Agreement whereby we granted certain registration rights to our existing stockholders, including certain of our directors and all of our officers, for the shares of stock to be registered pursuant to this offering.

        According to the terms of a registration rights agreement to be effective upon the closing of the offering and the form of which is attached as an exhibit to the registration statement of which this prospectus is a part, Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P., Lubar Nominees and all of our officers will be entitled to demand registration rights for the 9,427,348 shares of our capital stock outstanding prior to this offering and any shares acquired by such persons in connection with the exercise of stock options. The stockholders must exercise their demand for registration by delivering a written request to us. We shall not be required to effect more than two registration statements for our officers, and we shall not be required to effect more than four registration statements for Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P. and Lubar Nominees. If our board of directors determines a demand registration would have an adverse effect on us, we may delay any demand registration for a period not to exceed 90 days. We are also not required to effect more than two registrations in any 12-month period. In addition, these stockholders may participate in any public offering by us of our common stock, other than this offering or an offering under a registration statement on Form S-4 or Form S-8 or any other forms not available for registering capital stock for the sale to the public, subject to marketing considerations as determined by our managing underwriter for that offering. We will pay all expenses in connection with any registration under this agreement. This agreement terminates to each stockholder when all of the stockholders' shares have been registered pursuant to the Securities Act of 1933 and sold or sold under Rule 144 to the Securities Act of 1933.

Other Related Party Transactions

        Camden Resources, Inc.    Certain of the Partnership's subsidiaries treat gas for, and purchase gas from, Camden Resources, Inc. Yorktown Energy Partners IV, L.P. has made equity investments in both

Camden and us. The gas treating and gas purchase agreements with Camden are standard industry agreements containing terms substantially similar to those contained in agreements with other third parties. During the year ended December 31, 2002 and the nine months ended September 30, 2003, certain of the Partnership's subsidiaries purchased natural gas from Camden Resources, Inc. in the amount of approximately $10.1 million and $7.0 million, respectively and received approximately $399,000 and $167,000 in treating fees from Camden Resources, Inc.

        Crosstex Pipeline Company.    The Partnership indirectly owns general and limited partner interests in Crosstex Pipeline Partners, L.P. that represent a 28% economic interest. Certain of the Partnership's subsidiaries have entered into various transactions with Crosstex Pipeline Partners, and we believe that the terms of these transactions are comparable to those that could have been negotiated with unrelated third parties. During the year ended December 31, 2002, the operating partnership's predecessor: (1) purchased natural gas from Crosstex Pipeline Partners in the amount of approximately $3.4 million and paid Crosstex Pipeline Partners approximately $27,000 for transportation of natural gas, (2) received a management fee from Crosstex Pipeline Partners in the amount of approximately $125,000 and (3) received approximately $90,000 in distributions from Crosstex Pipeline Partners.

DESCRIPTION OF OUR CAPITAL STOCK

        Our stockholders have approved the restatement of our certificate of incorporation and our bylaws, the forms of which are attached as exhibits to the registration statement of which this prospectus is part. The newly restated certificate of incorporation will be filed with the Secretary of State of Delaware concurrently with the closing of this offering. The following describes our capital stock and the related rights as of the completion of the offering.

Common Stock

        Our restated certificate of incorporation authorizes our board of directors to issue up to 19,000,000 shares of common stock, 11,733,348 shares of which will be outstanding as of the completion of the offering.

        Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights.

        Holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock.

        Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

        The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no present intention to issue any shares of preferred stock.

Registration Rights

        For a description of the registration rights agreements relating to our common stock please read "Certain Relationships and Related Transactions—Registration Rights" on page 113.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions

        A number of provisions in our certificate of incorporation, our bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

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  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

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  discourage transactions which may involve an actual or threatened change in control of us;

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  discourage tactics that may be involved in proxy fights; and

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  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

  Classified Board of Directors

        Our restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Our restated certificate of incorporation also provides that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if there are no remaining directors. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

  Advance Notice Procedures for Stockholder Proposals and Director Nominations

        Our restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 130 days before the scheduled date for an annual meeting or 70 days before the scheduled date for a special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing. In addition, our bylaws specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  Stockholder Meetings and Actions by Written Consent

        Our restated certificate of incorporation provides that only our board of directors is permitted to call a meeting of stockholders and our stockholders are not permitted to act by written consent.

  Supermajority Vote on Certain Matters

        Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote is required for certain business transactions, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our restated certificate of incorporation provides that approval by 67% of the voting power of all outstanding shares is required to authorize certain transactions between us and a holder of more than ten percent of the voting shares, unless certain minimum price and procedural requirements are met or the transaction is approved by a majority of directors who are unaffiliated with the holder and who were directors before such holder acquired its greater-than-ten percent interest. In addition, our restated certificate of incorporation provides that approval by the holders of 67% of the voting power of all the then outstanding shares is also required to authorize the sale of all or substantially all of our assets, a merger or consolidation with another entity, or any transaction(s) in which our stockholders immediately prior to the transaction(s) own immediately after such transaction(s) less than a majority of the voting power of the surviving entity.

        In addition, Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our restated certificate of incorporation and bylaws permit our board of directors and stockholders to amend or repeal most provisions of our restated certificate of incorporation and bylaws by majority vote but require the affirmative vote of the holders of at least 67% of the voting power of all the then outstanding shares of our capital stock entitled to vote to amend or repeal the provisions of the restated certificate of incorporation providing for the division of our board of directors into three classes with staggered three-year terms, the approval by 67% of the voting power of all then outstanding shares of our capital stock entitled to vote prior to certain business combinations and the denial of the right of the stockholders to act by written consent and to call a meeting of stockholders and to amend or repeal the provisions of our bylaws providing for advance notice by stockholders of proposals and director nominations at stockholder meetings. The stockholder vote with respect to an amendment of our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to the stockholders.

        The foregoing is a summary of the provisions of our restated certificate of incorporation and restated bylaws. You are directed to the full text of these documents which are attached as exhibits to the registration statement of which this prospectus is part.

Delaware Business Combination Statute

        We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents a Delaware corporation from engaging in a business combination which includes a merger or sale of more than 10% of the corporation's assets with a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any of those persons. That prohibition extends for three years following the date that stockholder acquired that amount of stock unless:

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  the transaction in which that stockholder acquired the stock is approved by the board of directors prior to that date;

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  upon completion of the transaction that resulted in the acquisition of the stock, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

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  on or after the date the stockholder acquired the stock, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

        A corporation may, at its option, exclude itself from Section 203 of the Delaware General Corporation Law by amending its certificate of incorporation or bylaws by action of its stockholders. The charter or bylaw amendment shall not become effective until 12 months after the date it is adopted or applies to a stockholder. We have not adopted that charter or bylaw amendment.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company serves as registrar and transfer agent for the common stock.

MATERIAL PROVISIONS OF THE PARTNERSHIP AGREEMENT OF
CROSSTEX ENERGY, L.P.

        The following is a summary of the material provisions of the partnership agreement of Crosstex Energy, L.P. which could impact our results of operations and/or those of the Partnership. Crosstex Energy, L.P.'s partnership agreement, as well as the partnership agreement of the operating partnership, are included as exhibits to the registration statement of which this prospectus constitutes a part. Unless the context otherwise requires, references in this prospectus to the "partnership agreement" constitute references to the partnership agreement of Crosstex Energy, L.P.

Organization and Duration

        Crosstex Energy, L.P. was organized on July 12, 2002 and will have a perpetual existence except as provided under "—Termination and Dissolution" on page 109.

Purpose

        The purpose of Crosstex Energy, L.P. under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by the general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

  •
  its operations as conducted immediately before our initial public offering;

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  any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

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  any activity that enhances the operations of an activity that is described in either of the two preceding clauses or any other activity provided such activity does not affect our treatment as a partnership for Federal income tax purposes.

        Although the general partner has the ability to cause Crosstex Energy, L.P., the operating partnership or its subsidiaries to engage in activities other than gathering, transmission, treating, processing and marketing of natural gas, the general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out its purposes and to conduct its business.

Issuance of Additional Securities

        The partnership agreement authorizes the Partnership to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except discussed in the following paragraph, the Partnership may not issue equity securities ranking senior to the common units or an aggregate of more than 1,316,500 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

        During or after the subordination period, the Partnership may issue an unlimited number of common units without the approval of unitholders as follows:

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  upon conversion of the subordinated units into common units;

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  upon conversion of units of equal rank with the common units under some circumstances;

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  under employee benefit plans;

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  upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;

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  in the event of a combination or subdivision of common units;

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  in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

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  if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.

        Upon the issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in the Partnership. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, the Partnership issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Voting Rights

        The following matters require the unitholder vote specified below. Certain significant decisions require approval by a "unit majority" of the common units. The Partnership defines "unit majority" as:

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  during the subordination period, at least a majority of the outstanding common units, excluding common units owned by the general partner and its affiliates, voting as a class and at least a majority of the outstanding subordinated units voting as a class; and

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  thereafter, at least a majority of the outstanding common units.

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under "—Issuance of Additional Securities" beginning on page 103.
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.

Amendment of the partnership agreement
Certain amendments may be made by the general partner without the approval of the Partnership's unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of the Partnership Agreement" beginning on page 106.
Merger of the Partnership or the sale of all or substantially all of its assets	Unit majority. See "—Merger, Sale or Other Disposition of Assets" beginning on page 108.
Amendment of the operating partnership agreement and other action taken by the Partnership as a limited partner of the operating partnership
Unit majority if such amendment or other action would adversely affect the Partnership's limited partners (or any particular class of limited partners) in any material respect. See "—Action Relating to the Operating Partnership" on page 108.
Dissolution of the Partnership	Unit majority. See "—Termination and Dissolution" on page 109.
Reconstitution of the Partnership upon dissolution	Unit majority. See "—Termination and Dissolution" on page 109.
Withdrawal of the general partner
The approval of a majority of the Partnership's common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for the withdrawal of the general partner prior to December 31, 2012 in a manner which would cause a dissolution of the Partnership. See "—Withdrawal or Removal of the General Partner" beginning on page 109.
Removal of the general partner
Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by the general partner and its affiliates. See "—Withdrawal or Removal of the General Partner" beginning on page 109.

Transfer of the general partner interest
The general partner may transfer all, but not less than all, of its general partner interest in the Partnership without a vote of the Partnership's unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2012. See "—Transfer of General Partner Interests" on page 111.
Transfer of ownership interests in the general partner	No approval required at any time. See "—Transfer of Ownership Interests in the General Partner" on page 111.
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of the general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to or sale of all or substantially all its equity interests to such person, the approval of a majority of the Partnership's common units, excluding common units held by the general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2012. See "—Transfer of Incentive Distribution Rights" on page 111.

Amendment of the Partnership Agreement

        General.    Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

        Prohibited Amendments.    No amendment may be made that would:

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  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

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  change the term of the Partnership;

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  provide that the Partnership is not dissolved upon an election to dissolve the Partnership by the general partner that is approved by a unit majority; or

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  give any person the right to dissolve the Partnership other than the general partner's right to dissolve the Partnership with the approval of a unit majority.

The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

        No Unitholder Approval.    The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

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  a change in the Partnership's name, the location of its principal place of business, its registered agent or its registered office;

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  the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

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  a change that, in the sole discretion of the general partner, is necessary or advisable for the Partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the Partnership, the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of the Partnership's counsel, to prevent the Partnership or the general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

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  subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

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  any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

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  any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by the Partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

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  a change in the Partnership's fiscal year or taxable year and related changes; or

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  any other amendments substantially similar to any of the matters described in the preceding clauses.

        In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

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  do not adversely affect the limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect;

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  are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the Partnership's best interest and the best interest of its limited partners;

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  are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

        Opinion of Counsel and Unitholder Approval.    The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the Partnership being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless the Partnership obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the Partnership's limited partners or cause the Partnership, the operating partnership or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to the Operating Partnership

        Without the approval of holders of units representing a unit majority, the general partner is prohibited from consenting on the Partnership's behalf, as the limited partner of the operating partnership, to any amendment to the partnership agreement of the operating partnership or taking any action on the Partnership's behalf permitted to be taken by a limited partner of the operating partnership, in each case that would adversely affect the Partnership's limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

        The partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or, approving on the Partnership's behalf, the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries as a whole. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without that approval. The general partner may also sell all or substantially all of the Partnership's assets under a foreclosure or other realization upon those encumbrances without that approval.

        If conditions specified in the partnership agreement are satisfied, the general partner may merge the Partnership or any of its subsidiaries into, or convey some or all of the Partnership's assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change the Partnership's legal form into another limited liability entity. The Partnership's unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of the Partnership's assets or any other transaction or event.

Termination and Dissolution

        The Partnership will continue as a limited partnership until terminated under the partnership agreement. The Partnership will dissolve upon:

  •
  the election of the general partner to dissolve the Partnership, if approved by the holders of units representing a unit majority;

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  the sale, exchange or other disposition of all or substantially all of the Partnership's assets and properties and the Partnership's subsidiaries;

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  the entry of a decree of judicial dissolution of the Partnership; or

  •
  the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute the Partnership and continue the Partnership's business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to the Partnership's receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  neither the Partnership, the reconstituted limited partnership nor the operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon Crosstex Energy, L.P.'s dissolution, unless the Partnership is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up the Partnership's affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "—Cash Distribution Policy—Distributions of Cash upon Liquidation" beginning on page 119. The liquidator may defer liquidation of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Except as described below, the general partner has agreed not to withdraw voluntarily as the general partner prior to December 31, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2012 the general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, the general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interest in the Partnership without the approval of the unitholders. Please read "—Transfer of General Partner Interests" on page 111.

        Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in the Partnership, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue the Partnership's business and to appoint a successor general partner. Please read "—Termination and Dissolution" on page 109.

        The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by the general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of the September 2003 offering of common units, affiliates of the general partner owned 56.8% of the outstanding units.

        The partnership agreement also provides that if Crosstex Energy GP, L.P. is removed as the general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

        In the event of removal of the general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, the Partnership will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for the Partnership's benefit.

        The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to the Partnership.

Transfer of General Partner Interests

        Except for transfer by the general partner of all, but not less than all, of its general partner interest in the Partnership to:

  •
  an affiliate of the general partner (other than an individual); or

  •
  another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer all or any part of its general partner interest in the Partnership to another entity prior to December 31, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

        At any time, the partners of the general partner may sell or transfer all or part of their partnership interests in the general partner without the approval of the unitholders.

Transfer of Incentive Distribution Rights

        The general partner or its affiliates or a subsequent holder of incentive distribution rights may transfer its incentive distribution rights to an affiliate or to another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets, or sale of substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to December 31, 2012, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by the general partner or its affiliates). On or after December 31, 2012, the incentive distribution rights will be freely transferable.

Change of Management Provisions

        The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Crosstex Energy GP, L.P. as the general partner or otherwise change management. If any person or group other than Crosstex Energy GP, L.P. and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from Crosstex Energy GP, L.P. or its affiliates and any transferees of that person or group approved by Crosstex Energy GP, L.P. or to any person or group who acquires the units with the prior approval of the board of directors.

        The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

        If at any time the general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and

  •
  the current market price as of the date three days before the date the notice is mailed.

Indemnification

        Under the partnership agreement, in most circumstances, the Partnership will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  the general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of a general partner or any departing general partner;

  •
  any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

  •
  any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

        Any indemnification under these provisions will only be out of the Partnership's assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. The Partnership may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the partnership agreement.

Registration Rights

        Under the partnership agreement, Crosstex Energy, L.P. has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crosstex Energy GP, L.P. as the general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Cash Distribution Policy

  Distributions of Available Cash

        General.    Within approximately 45 days after the end of each quarter, Crosstex Energy, L.P. will distribute all of its available cash to its unitholders of record on the applicable record date.

        Definition of Available Cash.    Available Cash means, for any quarter ending prior to liquidation:

  •
  the sum of

  •
  all cash and cash equivalents of the Partnership and its subsidiaries on hand at the end of that quarter; and

  •
  all additional cash and cash equivalents of the Partnership and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

  •
  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

  •
  provide for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for future credit needs of the Partnership and its subsidiaries) after that quarter;

  •
  comply with applicable law or any debt instrument or other agreement or obligation to which the Partnership or any of its subsidiaries is a party or its assets are subject; and

  •
  provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent the Partnership from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by the Partnership or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

        Minimum Quarterly Distribution.    Common units are entitled to receive distributions from operating surplus of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on the Partnership's subordinated units. There is no guarantee that the Partnership will pay the minimum quarterly distribution on its common units in any quarter, and the Partnership will be prohibited from making any distributions to its unitholders if it would cause a default or an event of default under its bank credit facility or its senior secured notes.

        Contractual Restrictions on the Partnership's Ability to Distribute Available Cash.    The Partnership's ability to distribute available cash is contractually restricted by the terms of its bank credit facility and its senior secured notes. The bank credit facility and the Partnership's senior secured notes contain covenants requiring the Partnership to maintain certain financial ratios, such as a maximum ratio of total funded debt to consolidated EBITDA (each as defined in the bank credit facility), a minimum interest coverage ratio, a minimum current ratio and a minimum tangible net worth. The Partnership is prohibited from making any distribution to its unitholders if such distribution would cause a default or an event of default under its bank credit facility or its senior secured notes. The bank credit facility and the master shelf agreement governing the senior secured notes limit the use of borrowings under the bank credit facility to make distributions to unitholders to $5.0 million over the term of the bank credit facility.

  Operating Surplus and Capital Surplus

        General.    All cash distributed to unitholders will be characterized either as "operating surplus" or "capital surplus." Crosstex Energy, L.P. distributes available cash from operating surplus differently than available cash from capital surplus.

        Definition of Operating Surplus.    "Operating surplus" is defined in the glossary, and for any period it generally means:

  •
  the Partnership's cash balance of $7.2 million at the closing of its initial public offering; plus

  •
  $8.9 million (as described below); plus

  •
  all of the Partnership's cash receipts since its initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

  •
  all of the Partnership's operating expenditures since its initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; and less

  •
  the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

        As reflected above, the definition of operating surplus includes $8.9 million in addition to the Partnership's cash balance of $7.2 million at the closing of its initial public offering, cash receipts from its operations and cash from working capital borrowings. This amount did not reflect actual cash on hand at the closing of our initial public offering that was available for distribution to the Partnership's unitholders. Rather, it is a provision that will enable the Partnership, if it chooses, to distribute as operating surplus up to $8.9 million of cash it receives in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

        Definition of Capital Surplus.    "Capital surplus" is defined in the glossary, and it will generally be generated only by:

  •
  borrowings other than working capital borrowings;

  •
  sales of debt and equity securities; and

  •
  sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

        Characterization of Cash Distributions.    The Partnership will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. The Partnership will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. While the Partnership does not currently anticipate that it will make any distributions from capital surplus in the near term, it may determine that the sale or disposition of an asset or business that it owns or acquires may be beneficial to its unitholders. If the Partnership distributes to an investor the equity it owns in a subsidiary or the proceeds from the sale of one of its businesses, such a distribution would be characterized as a distribution from capital surplus.

  Subordination Period

        General.    During the subordination period, which is defined below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

        Definition of Subordination Period.    The "subordination period" is defined in the glossary. The subordination period will extend until the first day of any quarter beginning after December 31, 2007 that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted operating surplus" (as described below) generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        Early Conversion of Subordinated Units.    Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

  •
  December 31, 2005 with respect to 25% of the subordinated units; and

  •
  December 31, 2006 with respect to 25% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter the Partnership meets each of the following three tests:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

        Definition of Adjusted Operating Surplus.    "Adjusted operating surplus" is defined in the glossary, and for any period it generally means:

  •
  operating surplus generated with respect to that period; less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; and plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted Operating Surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

        Effect of Expiration of the Subordination Period.    Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the unitholders remove the general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

  •
  the subordination period will end and each subordinated unit will immediately convert into one common unit on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

  Distributions of Available Cash from Operating Surplus During the Subordination Period

        Crosstex Energy, L.P. will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  First, 98% to its common unitholders, pro rata, and 2% to its general partner, until it distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, in the manner described in "—Incentive Distribution Rights" below.

  Distributions of Available Cash from Operating Surplus After the Subordination Period

        The Partnership will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  First, 98% to all of its unitholders, pro rata, and 2% to the general partner until it distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, in the manner described in "—Incentive Distribution Rights" below.

  Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in Crosstex Energy, L.P.'s partnership agreement.

        If for any quarter:

  •
  the Partnership has distributed available cash from operating surplus to its common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

  •
  First, 85% to all of its unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner until each unitholder receives a total of $0.625 per unit for that quarter (the "first target distribution");

  •
  Second, 75% to all of its unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the "second target distribution"); and

  •
  Thereafter, 50% to all of its unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.

        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

  Target Amount of Quarterly Distribution

        The following table illustrates the percentage allocations of the additional available cash from operating surplus among Crosstex Energy, L.P.'s unitholders, the general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the Partnership's unitholders, the general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus the Partnership distributes reaches the next target distribution level, if any. The percentage interests shown for the Partnership's unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.50	98%	2%	—
First Target Distribution	above $0.50 up to $0.625	85%	2%	13%
Second Target Distribution	above $0.625 up to $0.75	75%	2%	23%
Thereafter	above $0.75	50%	2%	48%

  Distributions from Capital Surplus

        How Distributions from Capital Surplus will be Made.    Crosstex Energy, L.P. will make distributions of available cash from capital surplus in the following manner:

  •
  First, 98% to all of its unitholders, pro rata, and 2% to the general partner, until the Partnership distributes for each common unit that was issued in its initial public offering, an amount of available cash from capital surplus equal to its initial public offering price;

  •
  Second, 98% to its common unitholders, pro rata, and 2% to the general partner, until the Partnership distributes for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  Thereafter, the Partnership will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect of a Distribution from Capital Surplus.    Crosstex Energy, L.P.'s partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from its initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once the Partnership distributes capital surplus on a unit in an amount equal to the initial unit price, the Partnership will reduce the minimum quarterly distribution and the target distribution levels to zero. The Partnership will then make all future distributions from operating surplus, with 50% being paid to holders of its units, 48% to the holders of incentive distribution rights and 2% to the general partner.

  Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Crosstex Energy, L.P. combines its units into fewer units or subdivides its units into a greater number of units it will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  target distribution levels;

  •
  unrecovered initial unit price;

  •
  the number of common units issuable during the subordination period without a unitholder vote; and

  •
  the number of common units into which a subordinated unit is convertible.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. The Partnership will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes the Partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, the Partnership will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if the Partnership became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

  Distributions of Cash upon Liquidation

        General.    If Crosstex Energy, L.P. dissolves in accordance with its partnership agreement, the Partnership will sell or otherwise dispose of its assets in a process called a liquidation. The Partnership will first apply the proceeds of liquidation to the payment of its creditors. The Partnership will distribute any remaining proceeds to its unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the Partnership's liquidation, to the extent required to permit its common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon the Partnership's liquidation to enable the holders of its common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of its subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

        Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in Crosstex Energy, L.P.'s partnership agreement. If the Partnership's liquidation occurs before the end of the subordination period, the Partnership will allocate any gain to its partners in the following manner:

  •
  First, to the general partner and the holders of its units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  Second, 98% to its common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which the Partnership's liquidation occurs; and

  (3)
  any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

  •
  Third, 98% to its subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which the Partnership's liquidation occurs;

  •
  Fourth, 85% to all of its unitholders, pro rata, 13% to the holders of incentive distribution rights, pro rata, and 2% to the general partner until the Partnership allocates under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of the Partnership's existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that the Partnership distributed 85% to its unitholders, pro rata, and 15% to the general partner for each quarter of the Partnership's existence;

  •
  Fifth, 75% to all of its unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until the Partnership allocates under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of the Partnership's existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that the Partnership distributed 75% to its unitholders, pro rata, and 25% to the general partner for each quarter of its existence;

  •
  Thereafter, 50% to all of its unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

        Manner of Adjustments for Losses.    Upon the Partnership's liquidation, the Partnership will generally allocate any loss to the general partner and its unitholders in the following manner:

  •
  First, 98% to holders of its subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  Second, 98% to the holders of its common units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the common unitholders have been reduced to zero; and

  •
  Thereafter, 100% to the general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

        Adjustments to Capital Accounts.    The Partnership will make adjustments to capital accounts upon the issuance of additional units. In doing so, the Partnership will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the Partnership's unitholders and the general partner in the same manner as the Partnership allocates gain or loss upon liquidation. In the event that the Partnership makes positive adjustments to the capital accounts upon the issuance of additional units, the Partnership will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon its liquidation in a manner which results, to the extent possible, in the general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of the offering, we will have outstanding 11,733,348 shares of our common stock. All of the 2,306,000 shares sold in the offering will be freely tradable without restriction by persons other than our "affiliates," as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining 9,427,348 shares of common stock that will continue to be held by our existing stockholders after the offering will constitute "restricted securities" within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration.

        Prior to the offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

        Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours) is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 144A under the Securities Act permits resales of restricted securities under certain conditions provided that the purchaser is a "qualified institutional buyer," as defined therein, which generally refers to an institution with over $100 million invested in securities of issuers that are not affiliated with such institution. Rule 144A allows holders of restricted securities to sell their shares to those purchasers without regard to volume or any other restrictions.

Registration Rights of Our Existing Stockholders

        As described under "Certain Relationship and Related Transactions—Registration Rights Agreement" on page 97, we have granted registration rights to our existing stockholders pursuant to a registration rights agreement under which they may require us to register with the SEC their remaining shares of our common stock for sale.

        As discussed under the heading "Underwriting" beginning on page 128, we, the general partner, our directors and executive officers and the selling stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock (other than pursuant to employee benefit plans as in existence as of the date of this prospectus), for a period of 180 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        This section discusses the material federal income tax consequences that may be relevant to prospective stockholders. This discussion has only limited application to corporations, estates, trusts, nonresident aliens or other stockholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts, or mutual funds. Accordingly, we recommend that each prospective stockholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of shares of common stock. No attempt has been made in the following discussion to comment on all federal income tax matters affecting the stockholders. Unless the context otherwise requires, references in this section to "us" or "we" are references to Crosstex Energy, Inc.

        This section also discusses certain material federal income tax consequences of our ownership of Crosstex Energy, L.P. and identifies certain differences between holding shares of our stock and holding common units of Crosstex Energy, L.P.

        This discussion is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Thompson & Knight L.L.P., counsel to us, and are based in part on the accuracy of certain factual matters.

        No ruling has been or will be requested from the IRS regarding any matter affecting prospective stockholders or us. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common stock and the prices at which the common stock trade. Furthermore, the tax considerations discussed herein may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Our Tax Treatment

        We are a corporation for federal income tax purposes. As such, our federal taxable income will be subject to tax at a maximum rate of 35%. Additionally, in certain circumstances, we could be subject to the alternative minimum tax of 20% on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.

        The Treasury Regulations generally require the Partnership to specially allocate items of income, gain, loss, and deduction in such a way that new partners in a partnership receive the full benefit of the purchase price of their units. As a result of these so-called remedial allocations, we will be allocated less depreciation than other unitholders, meaning that we will be allocated more income relative to our cash distributions and the relative amount thereof may increase if the Partnership issues additional units. In addition, the general partner of the Partnership, of which we are the sole owner, owns certain incentive distribution rights. The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Through our ownership of the general partner, we indirectly will be allocated additional income that corresponds to our right to receive additional distributions.

        As a result of the remedial allocations and incentive distribution rights, we expect to have significant taxable income allocated to us from our investment in the Partnership units. If the

Partnership is successful in implementing its strategy to increase distributable cash flow, such taxable income will increase over the years as the ratio of income to distributions increases for all unitholders, which will occur as the Partnership's depreciation deductions and other income offsets decline.

        We currently have a net operating loss carryforward. We estimate that we will be able to use our net operating loss carryforward to offset most of the income allocated to us in fiscal 2004 by the Partnership. In future years, however, we do not expect to have this net operating loss carryforward to offset our income. As a result, we will have to pay tax on our federal taxable income at a maximum rate of 35.0% under current law. Thus, the amount of money available to make cash distributions to our stockholders will decrease markedly after we use all of our net operating loss carryforward.

        Our use of this net operating loss carryforward will be limited if there is a greater than 50.0% change in our stock ownership over a three year period. However, we do not expect such a change in ownership to occur before we fully utilize our loss carryforward.

Tax Consequences of Share Ownership

        Disposition of Shares.    If a stockholder sells or otherwise disposes of his shares, the stockholder will recognize gain or loss equal to the difference between the amount realized and the stockholder's tax basis for the shares sold or otherwise disposed of. The stockholder's amount realized will be measured by the sum of cash and the fair market value of other property received by him in exchange for his shares. A stockholder's initial tax basis for his shares will be the amount paid for them. Such gain or loss recognized by a stockholder, other than a dealer in common stock, will be capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months generally will be taxed at a maximum rate of 15.0%, which is lower than the maximum rate of 35.0% that an individual will pay on ordinary income. Net capital loss may offset capital gains and no more than $3,000 of ordinary income per taxable year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        Distributions on Shares.    We expect to pay cash dividends quarterly. The gross amount of any distribution by us of cash or property with respect to our shares will be includable in income by a stockholder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under federal income tax principles. Under the current federal income tax rate structure, dividends paid to individuals are taxed at a maximum rate of 15.0%. Dividends paid to corporate stockholders will be subject to tax at a maximum rate of 35.0%, but generally will be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under federal income tax principles, it will be treated first as a tax-free reduction of the stockholder's adjusted tax basis in his shares of common stock and amounts in excess of such basis will be treated as capital gain. We will maintain calculations of our earnings and profits under federal income tax principles.

Tax-Exempt Organizations and Other Investors

        Tax-Exempt Entities.    Ownership of common units by employee benefit plans and most other organizations exempt from federal income tax, including individual retirement plans, are subject to federal income tax on their unrelated business taxable income. Because we are a corporation, an owner of shares will not report on its federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of shares of our common stock unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.

        Regulated Investment Companies.    A regulated investment company, or "mutual fund," is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. As stated above, an owner of shares will not report on its federal income tax return any of our items of income, gain, loss and deduction. Thus, ownership of shares will not result in income, which is not qualifying income to a mutual fund. Furthermore, any gain from the sale or other disposition of shares will constitute gain from the sale of stock or securities and will qualify for purposes of the 90% test. Finally, shares will constitute qualifying assets to mutual funds, which also must own at least 50% qualifying assets at the end of each quarter.

        Foreign Persons.    Dividends paid to nonresident aliens and foreign corporations, trusts and estates generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. The withholding tax might not apply, however, or may apply at a reduced rate, under terms of a tax treaty between the United States and the non-U.S. stockholder's country of residence. A non-U.S. stockholder must demonstrate its entitlement to treaty benefits by certifying its nonresident status with:

  •
  an IRS Form W-8BEN (or other applicable form) and certifying under penalties of perjury that such holder is not a United States person and is entitled to the claimed treaty benefits; or

  •
  if the common stock is held through certain foreign intermediaries, the relevant certification requirements of applicable United States Treasury regulations.

If the dividends are effectively connected with the conduct of a U.S. trade or business by a non-U.S. stockholder, the dividends would be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent in advance of the dividend payment.

        Any gain recognized on the sale, exchange, or redemption of common stock generally will be subject to United States federal income tax or withholding tax, only if:

  •
  the gain is effectively connected with the conduct of the non-U.S. stockholder's U.S. trade or business and, where a treaty applies, is attributable to a U.S. permanent establishment of that owner (and in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

  •
  in the case of a non-U.S. stockholder who is an individual, such stockholder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present; or

  •
  if the non-U.S. stockholder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States.

This summary does not address the United States federal income tax consequences to a non-U.S. stockholder who owns, directly or indirectly, more than 5% of our common stock. Such stockholders should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Taxation of Crosstex Energy, L.P.

        The Partnership expects to be treated as a partnership for federal income tax purposes. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income.

        The Partnership expects to conduct its business so as to meet the Qualifying Income Exception. If the Partnership fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, the Partnership will be treated as a newly formed corporation for federal income tax purposes. If the Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, the Partnership's items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and the Partnership's net income would be taxed to it at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of the Partnership's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, treatment of the Partnership as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction in the value of its common units, including the units we hold.

Certain Differences between an Investment in Our Stock and an Investment in Common Units of Crosstex Energy, L.P.

        Because we are a corporation and not a flow-through entity, such as Crosstex Energy, L.P., a stockholder will not report on his federal income tax return any of our items of income, gain, loss, and deduction. Thus, our stockholders will not receive Forms K-1 to reflect their share of these items and will not have taxable income as a result of an investment in us unless they receive a distribution of cash or property from us or sell or otherwise dispose of their shares of common stock. See "—Tax Consequences of Share Ownership" on page 124.

        Unlike the investment by a unitholder in common units of Crosstex Energy, L.P., a stockholder's basis in his shares will not be increased by his share of our income or decreased by distributions he receives from us or by his share of our losses. No portion of a stockholder's gain or loss on the sale of his shares of our common stock will be taxed at ordinary income rates, whereas the sale of common units will generate ordinary income or loss under Section 751 of the Internal Revenue Code to the extent such gain or loss is attributable to unrealized receivables, inventory items or depreciation recapture. Our stockholders will have taxable dividend income upon receiving a distribution from us to the extent we have current or accumulated earnings and profits, whereas a distribution on common units first will serve to reduce the unitholder's basis in his common units.

        Finally, because an owner of common units will report on his federal income tax return the partnership's items of income, gain, loss and deduction, an investment in common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds may have substantially adverse tax consequences to them. In particular, a tax-exempt entity will be treated as having unrelated business taxable income. Regulated investment companies and mutual funds likely will not meet the qualifying income requirement, and foreign persons likely will be treated as doing business in the United States. An investment in our common stock will not have the foregoing enumerated adverse tax consequences.

Information Reporting and Backup Withholding

        The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require a payor to withhold tax from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

        Payments of dividends or payments made of the proceeds from the disposition of common stock to or through the U.S. office of any broker generally will be subject to information reporting, and, in addition, to backup withholding, unless the stockholder provides us or our paying agent with a correct taxpayer identification number.

        The backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends paid to nonresidents, or to payments that are subject to a lower withholding tax rate or exempt from tax by application of a tax treaty or a special exception. Therefore, payments of dividends on common stock generally will not be subject to backup withholding. To avoid backup withholding, a non-U.S. person must certify its nonresident status (as described above).

        Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement among us, the selling stockholders and the underwriters, the underwriters have agreed severally to purchase from the selling stockholders the following number of shares of common stock at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriters	Number of Shares
A.G. Edwards & Sons, Inc.	922,400
Raymond James & Associates, Inc.	691,800
RBC Dain Rauscher Inc.	691,800

Total	2,306,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such shares of common stock if any of the shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

        The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.75 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by the selling stockholders in the offering.

        Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 345,900 additional shares of common stock at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

        To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

        Crosstex Energy, Inc., the general partner, our directors and executive officers and the selling stockholders have agreed that during the 180 days after the date of this prospectus, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contact to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any shares of common stock or the common or subordinated units we own, any securities convertible into, or exercisable or exchangeable for, shares of common stock or such units or any other rights to acquire such shares or units, other than pursuant to employee benefit plans as in existence as of the date of this prospectus. A.G. Edwards may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any shares of common stock or such units, any securities convertible into, or exercisable or exchangeable for, shares of common stock or such units or any other rights to acquire such shares or units prior to the expiration of such 180-day period in whole or in part at anytime without notice. A.G. Edwards has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards, in deciding whether to grant its consent, will consider the stockholder's reasons for requesting the release, the number of shares or units for which the release is being requested, and market conditions at the time of the request for such release. However, A.G. Edwards has informed us that as of the date of this prospectus, there are no agreements between A.G. Edwards and any party that would allow such party to transfer any shares of common stock or units, nor does it have any intention of releasing any of the shares of common stock or units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiation between us, the selling stockholders and the underwriters. The principal factors considered in determining the public offering price include the following:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities market at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable entities.

        The following table summarizes the discounts that the selling stockholders and our company will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$1.26	$1.26
Total	$2,905,560	$3,341,394

        We expect to incur expenses of approximately $1.5 million in connection with this offering.

        The selling stockholders and we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

  •
  Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.

        The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchasers of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.

        The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

        At the request of Crosstex Energy, Inc., the underwriters are reserving up to 115,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

        We, the selling stockholders and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of common stock. In addition, we, the selling stockholders and the underwriters make no representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        No sales to accounts of which the underwriter exercises discretionary authority may be made without the prior written approval of the customer.

        A.G. Edwards & Sons, Inc. will earn a fee of $325,000 for financial advisory services rendered to Crosstex Energy, Inc. pursuant to an engagement letter dated October 3, 2003. The NASD considers this fee to represent compensation earned in connection with this offering. A.G. Edwards served as an underwriter in the Partnership's initial public offering in December 2002 and as an underwriter in the Partnership's offering of common units in September 2003, and received customary compensation in connection therewith.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Thompson & Knight L.L.P., Dallas, Texas. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        Our consolidated financial statements and schedules as of December 31, 2001 and 2002 and for the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and the years ended December 31, 2001 and 2002 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering our December 31, 2001 financial statements refers to a change in the method of accounting for derivatives. The audit report covering our December 31, 2002 financial statements refers to a change in the method of amortizing goodwill.

        The statement of revenues and direct operating expenses of the Certain Mid-Stream Assets of Duke Energy Field Services, L.P. for the year ended December 31, 2002 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph emphasizing that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and direct operating expenses of the assets, as defined in the purchase and sale agreement between Duke Energy Field Services, L.P. and Crosstex Energy, L.P. dated April 29, 2003), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common stock offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330.

        The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website.

        We intend to furnish our stockholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

Crosstex Energy, Inc. Unaudited Pro Forma Financial Statements:
Introduction
Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2003
Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2003
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2002
Notes to Unaudited Pro Forma Financial Statements
Crosstex Energy, Inc. Consolidated Financial Statements:
Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2002 and as of September 30, 2003 (unaudited)
Consolidated Statements of Operations for the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 (unaudited)
Consolidated Statements of Changes in Stockholders' Equity for the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003 (unaudited)
Consolidated Statements of Comprehensive Income as of December 31, 2001 and 2002 and September 30, 2003 (unaudited)
Consolidated Statements of Cash Flows for the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 (unaudited)
Notes to Consolidated Financial Statements
Crosstex Energy, Inc. Financial Statement Schedules:
Schedule I—Parent Company Statements:
Condensed Balance Sheets as of December 31, 2001 and 2002
Condensed Statements of Operations for the eight months ended December 31, 2000, and for the years ended December 31, 2001 and 2002
Condensed Statements of Cash Flows for the eight months ended December 31, 2000, and for the years ended December 31, 2001 and 2002
Schedule II—Valuation and Qualifying Accounts:
Valuation and Qualifying Accounts as of December 31, 2001 and 2002
Acquired Duke Energy Field Services Assets:
Independent Auditors' Report
Statement of Revenues and Direct Operating Expenses for the year ended December 31, 2002 and for the six months ended June 30, 2003 and 2002 (unaudited)
Notes to Statement of Revenues and Direct Operating Expenses

Crosstex Energy, Inc.
Unaudited Pro Forma Financial Statements

Introduction

        The following are our unaudited pro forma financial statements as of September 30, 2003, and for the year ended December 31, 2002 and the nine months ended September 30, 2003. The unaudited pro forma condensed consolidated balance sheet assumes that this offering and the conversion of our outstanding preferred stock to common stock, our two-for-one common stock split, effected in the form of a stock dividend, and the cancellation of shares held in treasury occurred as of September 30, 2003, and the unaudited pro forma consolidated statements of operations assumes that the acquisition from Duke Energy Field Services, L.P., the Partnership's senior secured note offerings, the Partnership's September 2003 offering of common units, this offering and the conversion of our outstanding preferred stock to common stock and the Partnership's initial public offering occurred on January 1, 2002. These transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the financial statements and related notes included elsewhere in the prospectus.

        The pro forma financial statements reflect the following transactions:

  •
  the Partnership's acquisition of the DEFS assets for $68.1 million which closed on June 30, 2003;

  •
  borrowings under the Partnership's new credit facility in order to finance the acquisition from DEFS;

  •
  borrowings under the Partnership's new senior notes facility in order to repay borrowings under its bank credit facility;

  •
  the Partnership's offering of 1,725,000 common units at an offering price of $35.97 per common unit resulting in aggregate net proceeds to the Partnership of $57.8 million (net of $4.3 million of underwriting fees and commissions, and other estimated fees and expenses associated with the offering);

  •
  for the pro forma statement of operations for the year ended December 31, 2002, the Partnership's initial public offering of 2,300,000 common units at an offering price of $20.00 per common unit and the formation transactions related to the Partnership;

  •
  the payment of costs associated with this offering;

  •
  the conversion of our outstanding preferred stock to common stock to be effective concurrently with the closing of Crosstex Energy, Inc.'s initial public offering; and

  •
  our two-for-one common stock split, effected in the form of a stock dividend, and the cancellation of shares held in treasury to be effective concurrently with the closing of Crosstex Energy, Inc.'s initial public offering.

        The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical financial statements of Crosstex Energy, Inc. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the adjustments provide a reasonable basis for presenting the significant effects of the acquisition from DEFS and the other transactions. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Crosstex Energy Inc had the acquisition from DEFS or the other transactions actually been completed as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Crosstex Energy, Inc. for any future date or period.

Crosstex Energy, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

September 30, 2003

(In thousands)

	Crosstex Historical	Offering Adjustments		Pro Forma As Adjusted
Assets
Current assets:
Cash and cash equivalents	$430	$(430	)(a)	$—
Accounts receivable	128,959			128,959
Fair value of derivative assets	3,103			3,103
Prepaid expenses and other	2,687			2,687

Total current assets	135,179	(430)		134,749

Property and equipment, net	197,816			197,816
Account receivable from Enron	1,500			1,500
Fair value of derivative assets	59			59
Intangible assets, net	5,607			5,607
Goodwill, net	6,164			6,164
Investment in limited partnerships	2,081			2,081
Other assets, net	2,825			2,825

Total assets	$351,231	$(430)		$350,801

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued gas purchases	$141,033	$1,070	(a)	$142,103
Preferred dividends payable	2,585			2,585
Accrued imbalances payable	205			205
Fair value of derivative liabilities	6,070			6,070
Current portion of long-term debt	50			50
Other current liabilities	7,912			7,912

Total current liabilities	157,855	1,070		158,925

Fair value of derivative liabilities	316			316
Deferred tax liability	17,474			17,474
Long-term debt	43,200			43,200
Interest of non-controlling partners in the Partnership	66,348			66,348
Stockholders' equity:
Convertible preferred stock	172	(172	)(b)	—
Common stock	19	98	(b)	117
Additional paid-in capital	67,059	133 (2,500	(b) )(b)	64,692
Retained earnings	7,837	(1,500 (59	)(a) )(b)	6,278
Treasury stock	(2,500)	2,500	(b)	—
Other comprehensive income (loss)	(1,235)			(1,235)
Notes receivable from stockholders	(5,314)			(5,314)

Total stockholders' equity	66,038	(1,500)		64,538

Total liabilities and stockholders' equity	$351,231	$(430)		$350,801

See accompanying notes to unaudited pro forma financial statements.

Crosstex Energy, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2003

(In thousands, except per share data)

	Crosstex Historical	DEFS Assets	Partnership Adjustments		Pro Forma	Offering Adjustments		Pro Forma As Adjusted
Revenues:
Midstream	$747,270	$106,322	$—		$853,592	$—		$853,592
Treating	15,750				15,750			15,750

Total revenues	763,020	106,322	—		869,342	—		869,342

Operating costs and expenses:
Midstream purchased gas	715,514	97,838			813,352			813,352
Treating purchased gas	6,311				6,311			6,311
Operating expenses	13,061	3,098			16,159			16,159
General and administrative	7,392				7,392			7,392
Stock based compensation	4,649				4,649			4,649
(Profit) loss on energy trading activities	(1,491)				(1,491)			(1,491)
Depreciation and amortization	9,301	1,924	382	(c)	11,607			11,607

Total operating costs and expenses	754,737	102,860	382		857,979	—		857,979

Operating income	8,283	3,462	(382)		11,363	—		11,363
Other income (expense):
Interest expense, net	(1,978)		(2,103 1,730	)(d) (e)	(2,351)			(2,351)
Other income	50				50			50

Total other income (expense)	(1,928)	—	(373)		(2,301)	—		(2,301)

Income before gain on issuance of units by the Partnership, income taxes and interest of non-controlling partners in the Partnership's net income	6,355	3,462	(755)		9,062			9,062
Gain on issuance of units in the Partnership	18,080				18,080			18,080
Income tax provision	(8,833)		(203	)(f)	(9,036)			(9,036)
Interest of non-controlling partners in the Partnership's net income	(3,104)		(2,126	)(g)	(5,230)	—		(5,230)

Net income	$12,498	$3,462	$(3,084)		$12,876	$—		$12,876

Preferred stock dividends	$2,699				$2,699	$(2,699	)(b)	$—

Net income available to common	$9,799				$10,177			$12,876

Net income per common share:
Basic	$5.62				$5.84			$1.10

Diluted	$2.04				$2.10			$1.05

Weighted-average shares outstanding:
Basic	1,743				1,743	1,743 8,201	(b) (b)	11,687

Diluted	6,123				6,123	6,123	(b)	12,246

See accompanying notes to unaudited pro forma financial statements.

Crosstex Energy, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2002

(In thousands, except per share data)

	Crosstex Historical	DEFS Assets	Partnership Adjustments		Pro Forma	Offering Adjustments		Pro Forma As Adjusted
Revenues:
Midstream	$437,676	$137,255	$—		$574,931	$—		$574,931
Treating	14,817				14,817			14,817

Total revenues	452,493	137,255			589,748	—		589,748

Operating costs and expenses:
Midstream purchased gas	413,982	120,966			534,948			534,948
Treating purchased gas	5,767				5,767			5,767
Operating expenses	10,479	5,282			15,761			15,761
General and administrative	8,604				8,604			8,604
Stock based compensation	41				41			41
Impairments	4,175	6,900	(6,900	)(c)	4,175			4,175
(Profit) loss on energy trading activities	(2,703)				(2,703)			(2,703)
Depreciation and amortization	7,745	4,277	335	(c)	12,357			12,357

Total operating costs and expenses	448,090	137,425	(6,565)		578,950	—		578,950

Operating income	4,403	(170)	6,565		10,798	—		10,798
Other income (expense):
Interest expense, net	(2,381)		(4,420 2,745 1,423	)(d) (e) (h)	(2,633)			(2,633)
Other income	56				56			56

Total other income (expense)	(2,325)	—	(252)		(2,577)	—		(2,577)

Income before gain on issuance of units by the Partnership, income in taxes and interest of non-controlling partners in the Partnership's net income	2,078	(170)	6,313		8,221			8,221
Gain on issuance of units in the Partnership	11,054				11,054			11,054
Income tax (provision)	(7,451)		(1,196	)(f)	(8,647)			(8,647)
Interest of non-controlling partners in the Partnership's net income	(99)		(2,726	)(g)	(2,825)			(2,825)

Net income	$5,582	$(170)	$2,391		$7,803	$—		$7,803

Preferred stock dividends	$3,021				$3,021	$(3,021	)(b)	$—

Net income available to common	$2,561				$4,782			$7,803

Net income per common share:
Basic	$1.36				$2.54			$0.70

Diluted	$0.98				$1.37			$0.69

Weighted-average shares outstanding:
Basic	1,883				1,883	1,883 7,360	(b) (b)	11,126

Diluted	5,680				5,680	5,680	(b)	11,360

See accompanying notes to unaudited pro forma financial statements.

Crosstex Energy, Inc.

Notes to Unaudited Pro Forma Financial Statements

Offering and Transactions

        The pro forma financial statements reflect the following transactions:

  •
  the Partnership's acquisition of the DEFS assets for $68.1 million which closed on June 30, 2003;

  •
  borrowings under the Partnership's new credit facility in order to finance the acquisition from DEFS;

  •
  borrowings under the Partnership's new senior notes facility in order to repay borrowings under the Partnership's bank credit facility;

  •
  the Partnership's offering of 1,725,000 common units at an offering price of $35.97 per common unit resulting in aggregate net proceeds to the Partnership of $57.8 million (net of $4.3 million of underwriting fees and commissions, and other estimated fees and expenses associated with the offering);

  •
  for the pro forma statement of operations for the year ended December 31, 2002, the Partnership's initial public offering of 2,300,000 common units at an offering price of $20.00 per common unit and the formation transactions related to the partnership;

  •
  the payment of costs associated with this offering;

  •
  the conversion of our outstanding preferred stock to common stock to be effective upon the closing of Crosstex Energy, Inc.'s initial public offering; and

  •
  our two-for-one common stock split, effected in the form of a stock dividend, and the cancellation of shares held in treasury to be effective upon the closing of Crosstex Energy, Inc.'s initial public offering.

Pro Forma Adjustments

  (a)
  Reflects estimated offering costs of $1.5 million associated with this offering to be paid by us of which $430,000 is reflected as a reduction in cash and $1,070,000 is reflected as an increase in accounts payable.

  (b)
  Concurrently with the closing of this offering, our preferred stock will be converted into common stock in accordance with its stated conversion terms. In addition, concurrently with the closing of this offering, we will declare a two-for-one stock split of our common stock, effected in the form of a stock dividend, and we will cancel the shares held in treasury. Accordingly, preferred stock, common stock and additional paid-in capital are adjusted assuming the conversion of preferred stock and our two-for-one stock split, effected in the form of a stock dividend, occurred on September 30, 2003, and the weighted-average shares outstanding and preferred dividends for the year ended December 31, 2002 and the nine months ended September 30, 2003 are adjusted assuming the conversion of preferred shares and two-for-one stock split, effected in the form of a stock dividend, occurred on January 1, 2002.

  (c)
  Reflects the additional depreciation and amortization expense from the June 2003 acquisition of the assets from DEFS for the first six months of 2003 and for the full year in 2002. Pro forma depreciation and amortization expense was based on estimated useful lives of 15 years for the acquired assets and seven years for the intangible assets. Due to the Partnership's new carrying value of the DEFS assets, historical depreciation expense and impairment expense on the DEFS assets have been eliminated in these pro forma statements.

  (d)
  Reflects increase of interest expense resulting from the borrowings due to the June 2003 acquisition of assets from DEFS under the Partnership's bank credit facility of $28.0 million and senior notes facility of $40.0 million for the first half of 2003 and for the full year in 2002. The interest rates used to determine the pro forma adjustment for the borrowings under the revolving credit facility were based on the Partnership's weighted-average borrowing rates of 4.49% and 4.75% for the first half of 2003 and the year ended December 31, 2002, respectively. The interest rate used to determine the pro forma adjustment for the borrowings under the senior notes facility is the weighted-average fixed rate of 6.93% on the senior notes that have been issued.

  (e)
  Reflects reduction of interest expense for the first eight months of 2003 and for the full year in 2003 resulting from repayment of the $58.0 million of borrowings under the Partnership's bank credit facility with net proceeds from the Partnership's September 2003 offering of common units and the capital contribution of our general partner. The interest rates used to determine the pro forma adjustment for the borrowings under the revolving credit facility were based on the Partnership's weighted-average borrowing rates of 4.49% and 4.75% for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

  (f)
  Reflects the income tax effect of the pro forma adjustments.

  (g)
  Reflects the increase in the interest of the non-controlling partners in the Partnership's net income as a result of the additional units issued in the Partnership's September 2003 offering.

  (h)
  For the year ended December 31, 2002, the increase in interest expense in the statement of operations is partially offset by a reduction of interest expense resulting from the repayment of $33.0 million of borrowings under the bank credit facility with net proceeds from the Partnership's initial public offering. The interest rate used to determine the pro forma adjustment was based on the Partnership's predecessor's weighted-average borrowing rate of 4.48% for the period January 1, 2002 through December 16, 2002.

Independent Auditors' Report

To the Stockholders of
Crosstex Energy, Inc.:

        We have audited the accompanying consolidated balance sheets of Crosstex Energy, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income and cash flows for the four months ended April 30, 2000, (Predecessor), the eight months ended December 31, 2000 and the years ended December 31, 2001 and 2002. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crosstex Energy, Inc. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, comprehensive income and their cash flows for the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the years ended December 31, 2001 and 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

        As explained in note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivatives. Also, as explained in note 2, effective January 1, 2002, the Company changed its method of amortizing goodwill.

KPMG LLP

Dallas, Texas,
October 29, 2003

CROSSTEX ENERGY, INC.

Consolidated Balance Sheets

December 31, 2001 and 2002 and September 30, 2003

(In thousands, except share data)

	December 31,
			September 30, 2003
	2001	2002
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$352	$3,808	$430
Accounts receivable:
Trade	58,222	104,802	128,147
Imbalances	117	79	—
Related party	418	—	—
Other	592	1,037	812
Note receivable	—	—	653
Fair value of derivative assets	3,361	2,947	3,103
Prepaid expenses and other	2,165	1,256	2,034

Total current assets	65,227	113,929	135,179

Property and equipment:
Transmission assets	33,559	50,391	94,370
Gathering systems	18,939	22,624	27,315
Gas plants	30,975	40,730	84,961
Other property and equipment	2,692	2,754	3,685
Construction in process	5,092	6,935	8,250

Total property and equipment	91,257	123,434	218,581
Accumulated depreciation	(6,306)	(12,231)	(20,765)

Total property and equipment, net	84,951	111,203	197,816
Account receivable from Enron (net of allowance of $5,776 in 2001 and 2002 and $6,744 in 2003)	2,467	2,467	1,500
Fair value of derivative assets	117	155	59
Intangible assets, net	9,678	5,340	5,607
Goodwill, net	7,166	6,458	6,164
Investment in limited partnerships	534	346	2,081
Other assets, net	1,229	778	2,825

Total assets	$171,369	$240,676	$351,231

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued gas purchases	$56,092	$111,514	$141,033
Preferred dividends payable	—	3,021	2,585
Accrued imbalances payable	422	149	205
Fair value of derivative liabilities	7,565	4,006	6,070
Current portion of long-term debt	—	50	50
Other current liabilities	2,703	4,672	7,912

Total current liabilities	66,782	123,412	157,855

Fair value of derivative liabilities	440	452	316
Deferred tax liability	1,906	9,023	17,474
Long-term debt	60,000	22,500	43,200
Interest of non-controlling partners in the Partnership	—	27,540	66,348
Stockholders' equity:
Convertible preferred stock (7,500,000 authorized shares, $.01 par value, 3,093,642 issued and outstanding in 2001 and 4,093,642 and 4,123,642 issued and outstanding in 2002 and 2003, respectively, $50,740 liquidation value in 2003)	32	172	172
Common stock (4,000,000 shares authorized, $.01 par value, 1,882,772 issued and outstanding in 2001 and 2002 and 1,743,032 outstanding in 2003)	19	19	19
Additional paid-in capital	50,882	64,783	67,059
Retained earnings	(4,523)	(1,962)	7,837
Treasury stock, at cost (139,740 common shares)	—	—	(2,500)
Other comprehensive income	92	(528)	(1,235)
Notes receivable from stockholders	(4,261)	(4,735)	(5,314)

Total stockholders' equity	42,241	57,749	66,038

Total liabilities and stockholders' equity	$171,369	$240,676	$351,231

See accompanying notes to consolidated financial statements

CROSSTEX ENERGY, INC.

Consolidated Statements of Operations

(In thousands, except share data)

	(Predecessor)
			Years Ended December 31,		Nine Months Ended September 30,
	Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000
			2001	2002	2002	2003
					(unaudited)
Revenues:
Midstream	$3,591	$88,008	$362,673	$437,676	$311,453	$747,270
Treating	5,947	17,392	24,353	14,817	10,631	15,750

Total revenues	9,538	105,400	387,026	452,493	322,084	763,020

Operating costs and expenses:
Midstream purchased gas	2,746	83,672	344,755	413,982	294,025	715,514
Treating purchased gas	4,731	14,876	18,078	5,767	3,996	6,311
Operating expenses	544	1,796	7,430	10,479	7,732	13,061
General and administrative	810	2,010	5,914	8,604	6,299	7,392
Stock based compensation	8,802	—	—	41	33	4,649
Impairments	—	—	2,873	4,175	3,150	—
(Profit) loss on energy trading activities	(638)	(1,253)	3,714	(2,703)	(2,916)	(1,491)
Depreciation and amortization	522	2,333	6,208	7,745	6,034	9,301

Total operating costs and expenses	17,517	103,434	388,972	448,090	318,353	754,737

Operating (loss) income	(7,979)	1,966	(1,946)	4,403	3,731	8,283
Other income (expense):
Interest expense, net	(79)	(530)	(2,253)	(2,381)	(2,147)	(1,978)
Other income (expense)	381	115	174	56	(27)	50

Total other income (expense)	302	(415)	(2,079)	(2,325)	(2,174)	(1,928)

Income before gain on issuance of units by the Partnership, income taxes and interest of non-controlling partners in the Partnership's net income	(7,677)	1,551	(4,025)	2,078	1,557	6,355
Gain on issuance of units of the Partnership	—	—	—	11,054	—	18,080
Income tax (provision) benefit	—	(679)	1,294	(7,451)	(560)	(8,833)
Interest of non-controlling partners in the Partnership's net income	—	—	—	(99)	—	(3,104)

Net income (loss)	$(7,677)	$872	$(2,731)	$5,582	$997	$12,498

Preferred stock dividends	N/A	$694	$1,970	$3,021	$2,156	$2,699

Net income (loss) available to common	N/A	$178	$(4,701)	$2,561	$(1,159)	$9,799

Basic earnings (loss) per common share	N/A	$0.09	$(2.50)	$1.36	$(0.62)	$5.62

Diluted earnings (loss) per common share	N/A	$0.09	$(2.50)	$0.98	$(0.62)	$2.04

Weighted-average shares outstanding:
Basic	N/A	1,883	1,883	1,883	1,883	1,743
Diluted	N/A	1,883	1,883	5,680	1,883	6,123

See accompanying notes to consolidated financial statements.

CROSSTEX ENERGY, INC.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except share data)

Balance, December 31, 1999	$3,242
Capital contributions	45
Equity based compensation	7,999
Net loss	(7,677)

Balance, April 30, 2000 (Predecessor)	$3,609
	Preferred Stock		Common Stock					Other Compre- hensive Income		Total Stock- holders' Equity
					Additional Paid-In Capital	Treasury Stock	Retained Earnings		Notes Receivable
	Shares	Amount	Shares	Amount
Balance, May 5, 2000	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	1,882,772	19	18,809	—	—	—	—	18,828
Issuance of preferred stock	2,249,998	23	—	—	22,478	—	—	—	(2,393)	20,108
Net income	—	—	—	—	—	—	872	—	—	872
Preferred dividends	69,377	1	—	—	693	—	(694)	—	—	—

Balance, December 31, 2000	2,319,375	24	1,882,772	19	41,980	—	178	—	(2,393)	39,808
Issuance of preferred stock	581,663	6	—	—	6,934	—	—	—	(1,920)	5,020
Preferred dividends	192,604	2	—	—	1,968	—	(1,970)	—	—	—
Change in notes receivable	—	—	—	—	—	—	—	—	52	52
Net loss	—	—	—	—	—	—	(2,731)	—	—	(2,731)
Cumulative adjustment from adoption of accounting standard	—	—	—	—	—	—	—	(654)	—	(654)
Hedging gains or losses reclassified to earnings	—	—	—	—	—	—	—	654	—	654
Adjustment in fair value of derivatives	—	—	—	—	—	—	—	92	—	92

Balance, December 31, 2001	3,093,642	32	1,882,772	19	50,882	—	(4,523)	92	(4,261)	42,241
Issuance of preferred stock	1,000,000	140	—	—	13,860	—	—	—	—	14,000
Preferred dividends	—	—	—	—	—	—	(3,021)	—	—	(3,021)
Change in notes receivable	—	—	—	—	—	—	—	—	(474)	(474)
Stock based compensation	—	—	—	—	41	—	—	—	—	41
Net income	—	—	—	—	—	—	5,582	—	—	5,582
Non-controlling partners' share of other comprehensive income in the Partnership	—	—	—	—	—	—	—	236	—	236
Hedging gains or losses reclassified to earnings	—	—	—	—	—	—	—	(116)	—	(116)
Adjustment in fair value of derivatives	—	—	—	—	—	—	—	(740)	—	(740)

Balance, December 31, 2002	4,093,642	172	1,882,772	19	64,783	—	(1,962)	(528)	(4,735)	57,749
Issuance of preferred stock	30,000	—	—	—	400	—	—	—	(360)	40
Treasury stock purchased	—	—	(139,740)		—	(2,500)	—	—	—	(2,500)
Non-cash stock based compensation	—	—	—	—	1,876	—	—	—	—	1,876
Preferred dividends	—	—	—	—	—	—	(2,699)	—	—	(2,699)
Change in notes receivable	—	—	—	—	—	—	—	—	(219)	(219)
Net income	—	—	—	—	—	—	12,498	—	—	12,498
Non-controlling partners' share of other comprehensive income in the Partnership	—	—	—	—	—	—	—	298	—	298
Hedging gains or losses reclassified to earnings	—	—	—	—	—	—	—	924	—	924
Adjustment in fair value of derivatives	—	—	—	—	—	—	—	(1,929)	—	(1,929)

Balance, nine months ended September 30, 2003 (unaudited)	4,123,642	$172	1,743,032	$19	$67,059	$(2,500)	$7,837	$(1,235)	$(5,314)	$66,038

See accompanying notes to consolidated financial statements.

Crosstex Energy, Inc.

Consolidated Statements of Comprehensive Income

December 31, 2001 and 2002 and September 30, 2003

(In thousands)

	Years Ended December 31,
			Nine Months Ended September 30, 2003
	2001	2002
			(unaudited)
Net (loss) income	$(2,731)	$5,582	$12,498
Cumulative adjustment from adoption of accounting standard	(654)	—	—
Non-controlling partners' share of other comprehensive income in the Partnership	—	236	298
Hedging gains or losses reclassified to earnings	654	(116)	924
Adjustment in fair value of derivatives	92	(740)	(1,929)

Comprehensive income (loss)	$(2,639)	$4,962	$11,791

See accompanying notes to consolidated financial statements

CROSSTEX ENERGY, INC.

Consolidated Statements of Cash Flows

(In thousands)

			Years Ended December 31,		Nine Months Ended September 30,
	(Predecessor) Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000
			2001	2002	2002	2003
					(unaudited)
Cash flows from operating activities:
Net income (loss)	$(7,677)	$872	$(2,731)	$5,582	$997	$12,498
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	522	2,333	6,208	7,745	6,034	9,301
Impairments	—	—	2,873	4,175	3,150	—
(Income) loss on investment in affiliated partnerships	(15)	(48)	(35)	41	13	(173)
Gain on issuance of units of the Partnership	—	—	—	(11,054)	—	(18,080)
Interest of non-controlling partners in the Partnership net income	—	—	—	99	—	3,104
Deferred tax	—	379	(994)	7,451	560	8,833
Non-cash stock based compensation	7,999	—	—	41	33	3,870
Changes in assets and liabilities:
Accounts receivable	(994)	(83,668)	47,165	(46,554)	(42,447)	(23,041)
Prepaid expenses	(328)	101	(1,814)	239	(82)	(1,431)
Accounts payable, accrued gas purchased, and other accrued liabilities	8,129	87,642	(63,215)	55,149	51,439	29,575
Fair value of derivatives	—	(47)	4,573	(4,668)	(4,405)	(333)
Other	(256)	70	(798)	2,332	(205)	2,186

Net cash provided by (used in) operating activities	7,380	7,634	(8,768)	20,578	15,087	26,309

Cash flows from investing activities:
Additions to property and equipment	(3,026)	(4,667)	(22,685)	(14,545)	(8,346)	(27,135)
Asset purchases	—	(21,133)	(30,003)	(18,785)	(4,430)	(68,124)
Additions to intangibles and other noncurrent assets	100	—	—	—	—	(1,821)
Distributions from (contributions to) affiliated partnerships	77	157	153	90	87	(1,563)

Net cash used in investing activities	(2,849)	(25,643)	(52,535)	(33,240)	(12,689)	(98,643)

Cash flows from financing activities:
Proceeds from bank borrowings	7,000	51,950	267,131	384,050	186,300	238,600
Payments on bank borrowings	(6,847)	(36,950)	(229,150)	(421,500)	(203,050)	(217,900)
Predecessor cash	—	4,729	—	—	—	—
Distribution to noncontrolling partners in the Partnership	—	—	—	—	—	(2,590)
Deferred dividends paid	—	—	—	—	—	(3,135)
Debt refinancing and offering costs	—	—	—	—	—	(1,340)
Net proceeds from issuance of units of the Partnership	—	—	—	39,568	—	57,781
Purchase of treasury stock	—	—	—	—	—	(2,500)
Proceeds from sale of common and preferred stock	45	16,935	5,019	14,000	14,000	40

Net cash provided by (used in) financing activities	198	36,664	43,000	16,118	(2,750)	68,956

Net increase (decrease) in cash and cash equivalents	4,729	18,655	(18,303)	3,456	(352)	(3,378)
Cash and cash equivalents, beginning of period	—	—	18,655	352	352	3,808

Cash and cash equivalents, end of period	$4,729	$18,655	$352	$3,808	$—	$430

Cash paid for interest	$144	$507	$2,720	$2,558	$1,776	$1,998
Cash paid for income taxes	—	100	300	—	—	(400)
Contributions of assets and liabilities of predecessor	—	21,903	—	—	—	—
Notes receivable from management for stock issuances	—	2,393	1,920	—	—	360

See accompanying notes to consolidated financial statements.

CROSSTEX ENERGY, INC.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002

(unaudited with respect to September 30, 2002 and 2003)

(1) Organization and Summary of Significant Agreements:

(a)   Description of Business

        Crosstex Energy, Inc. (the "Company" and formerly Crosstex Energy Holdings Inc.), a Delaware corporation formed on April 28, 2000, is engaged, through its subsidiaries, in the gathering, transmission, treating, processing and marketing of natural gas. The Company connects the wells of natural gas producers in the geographic areas of its gathering systems in order to purchase the gas production, treats natural gas to remove impurities to ensure that it meets pipeline quality specifications, processes natural gas for the removal of natural gas liquids or NGLs, transports natural gas and ultimately provides an aggregated supply of natural gas to a variety of markets. In addition, the Company purchases natural gas from producers not connected to its gathering systems for resale and sells natural gas on behalf of producers for a fee.

(b)   Organization and Public Offering of Units in CELP

        Crosstex Energy Services, Ltd. (the Predecessor), a Texas limited partnership was formed on December 19, 1996, to engage in the gathering, transmission, treating, processing, and marketing of natural gas. Effective May 5, 2000, the Company acquired a 100% interest in the general partner of the Predecessor and a 99% limited partnership interest in a newly formed partnership, Crosstex Energy Services, Ltd. ("CES") with the same organization and purpose as the Predecessor.

        On July 12, 2002, the Company formed Crosstex Energy, L.P. (herein referred to as "the Partnership" or "CELP"), a Delaware limited partnership. On December 17, 2002, the Partnership completed an initial public offering of common units representing limited partner interests in the Partnership. Prior to its initial public offering, the Partnership was an indirect wholly owned subsidiary of the Company. The Company conveyed to the Partnership its indirect wholly owned ownership interest in CES in exchange for (i) a 2% general partner interest (including certain Incentive Distribution Rights) in the Partnership, (ii) 333,000 common units and (iii) 4,667,000 subordinated units of the Partnership, together representing a 67.1% limited partner interest. Prior to the conveyance of CES to the Partnership, CES distributed certain assets to the Company including (i) the Jonesville and Clarkson gas plants, (ii) the Enron receivable, and (iii) the right to receive a cash distribution of $2.5 million. As a result of CELP issuing additional units to unrelated parties, the Company's share of net assets of CELP increased by $11.1 million. Accordingly, the Company recognized a $11.1 million gain in 2002.

        The Company is majority owned by Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. (collectively "Yorktown"), with most of the remaining ownership by the former management of the Predecessor. Yorktown paid $21.6 million cash to capitalize the Company in exchange for 100% of its common stock. Subsequently, the Company issued 722,771 shares of common stock to the management group of the Predecessor, resulting in management owning 25% of the Company and Yorktown owning the remaining 75%. The total value of the transaction was approximately $28.8 million.

        The accompanying financial statements include the results of operations of the Company subsequent to the Yorktown transactions as of May 5, 2000. CES constitutes the Partnership's predecessor. The transfer of ownership interests in CES to the Partnership represented a reorganization of entities under common control and was recorded at historical cost. Accordingly, the accompanying financial statements include the historical results of operations of CES prior to transfer to the Partnership.

        The purchase price of $21.9 million was comprised of $13.9 million paid by Yorktown for an approximate 63.5% interest in the Predecessor and $0.8 million in cash and 722,771 shares of common stock of the Company valued at approximately $7.2 million issued to management in exchange for an approximate 36.5% economic interest held by management in the Predecessor. The purchase price was allocated based on estimated fair values as follows (in thousands):

Working capital	$(9,604)
Property, plant and equipment	11,804
Intangible assets	14,167
Goodwill	6,364
Deferred tax liability	(1,610)
Investments	782

$21,903

(c)   Basis of Presentation

        The accompanying consolidated financial statements include the assets, liabilities and results of operations of the Company and its majority owned subsidiaries, including the Partnership. The consolidated operations are hereafter referred to collectively as the "Company." All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the consolidated financial statements for the prior years to conform to the current presentation.

(d)   Unaudited Interim Information

        The unaudited interim consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results are not necessarily indicative of operating results for an entire year.

(2) Significant Accounting Policies

(a)   Management's Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. See discussion of Enron account receivable in Note 11.

(b)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Property, Plant, and Equipment

        Property, plant and equipment consists of intrastate gas transmission systems, gas gathering systems, industrial supply pipelines, natural gas processing plants, and gas treating plants used to treat sour gas.

        Other property and equipment is primarily comprised of furniture, fixtures, and office equipment. Such items are depreciated over their estimated useful life of five years. Property, plant and equipment is recorded at cost, including capitalized interest. Repairs and maintenance are charged against income when incurred. Renewals and betterments, which extend the useful life of the properties, are capitalized. Interest incurred during the construction period of new projects is capitalized and amortized over the life of the associated assets. Depreciation is provided using the straight-line method based on the estimated useful life of each asset, as follows:

Useful Lives
Transmission assets	15 years
Gathering systems	7-15 years
Gas plants	10-15 years
Other property and equipment	5 years

        Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In order to determine whether an impairment has occurred, the Company compares the net book value of the asset to the undiscounted expected future net cash flows. If an impairment has occurred, the amount of such impairment is determined based on the expected future net cash flows discounted using a rate commensurate with the risk associated with the asset. Impairments of approximately $2.9 million and $4.2 million associated with certain assets and the related intangible assets were recorded in the years ended December 31, 2001 and 2002, respectively. The impairments recorded in 2001 and 2002 relate primarily to customer relationships recorded as intangible assets as part of the Yorktown transaction. Due to changes impacting the expected future cash flows of the related assets, the Company determined the intangible assets were impaired under SFAS No. 121 or SFAS No. 144.

        When determining whether impairment of one of our long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset. Our estimate of cash flows is based on assumptions regarding the purchase and resale margins on natural gas, volume of gas available to the asset, markets available to the asset, operating expenses, and future natural gas prices and NGL product prices. The amount of availability of gas to an asset is sometimes based on assumptions regarding future drilling activity, which may be dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors. Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which would require us to record an impairment of an asset.

(d)   Amortization of Intangibles

        Until January 1, 2002, goodwill was amortized over the period of expected benefit. Goodwill related to the Yorktown transaction was being amortized on a straight-line basis over fifteen years (see note 1). Such amortization was $279,000 and $390,000 for the eight months ended December 31, 2000 and for the year ended December 31, 2001, respectively. As discussed in note 2(n), the Company discontinued the amortization of goodwill effective January 1, 2002, with the adoption of SFAS No. 142.

        Intangible assets are amortized on a straight-line basis over the expected benefits of the customer relationships, which average 15 years. Such amortization was $772,000 and $454,000 for the years ended December 31, 2001 and 2002, respectively, and $639,000 for the eight months ended December 31, 2000. See impairment of intangibles discussed in note 2(c).

(e)   Gas Imbalance Accounting

        Quantities of natural gas over-delivered or under-delivered related to imbalance agreements are recorded monthly as receivables or payables using weighted average prices at the time of the imbalance. These imbalances are typically settled with deliveries of natural gas. The Company had an imbalance payable of $422,000 and $149,000 and an imbalance receivable of $117,000 and $79,000 at December 31, 2001 and 2002, respectively. Imbalances are carried at the lower of costs or market value.

(f)    Revenue Recognition

        The Company recognizes revenue for sales or services at the time the natural gas or NGLs are delivered or at the time the service is performed. See discussion of accounting for energy trading activities in note 2(h).

(g)   Commodity Risk Management

        The Company engages in price risk management activities in order to minimize the risk from market fluctuations in the price of natural gas, oil and NGLs. To qualify as a hedge, the price movements in the commodity derivatives must be highly correlated with the underlying hedged commodity. Gains and losses related to commodity derivatives, which qualify as hedges, are recognized in income when the underlying hedged physical transaction closes and are included in the consolidated statements of operations as a cost of gas purchased.

        Prior to January 1, 2001, these agreements were accounted for as hedges using the deferral method of accounting. Unrealized gains and losses were generally not recognized until the physical production required by the contracts was delivered. At the time of delivery, the resulting gains and losses were recognized as an adjustment to natural gas marketing revenues. The cash flows related to any recognized gains or losses associated with these hedges were reported as cash flows from operations. If the hedge was terminated prior to maturity, gains or losses were deferred and included in income in the same period as the physical production required by the contracts was delivered.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. This standard requires recognition of all derivative and hedging instruments in the statements of financial position as either assets or liabilities and measures them at fair value. If a derivative does not qualify for hedge accounting, it must be adjusted to fair value through earnings. However, if a derivative does qualify for hedge accounting, depending on the nature of the hedge, changes in fair value can be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

        To qualify for cash flow hedge accounting, the cash flows from the hedging instrument must be highly effective in offsetting changes in cash flows due to changes in the underlying item being hedged. In addition, all hedging relationships must be designated, documented, and reassessed periodically. The impact of adopting SFAS 133 on January 1, 2001, was to record the fair value of derivatives as a liability in the amount of $1,006,000.

        Currently, all derivative financial instruments that qualify for hedge accounting are designated as cash flow hedges. These instruments hedge the exposure of variability in expected future cash flows that is attributable to a particular risk. The effective portion of the gain or loss on these derivative instruments is recorded in other comprehensive income in partners' equity and reclassified into earnings in the same period in which the hedged transaction affects earnings. The asset or liability related to the derivative instruments is recorded on the balance sheet in assets or liabilities from risk management activities. Any ineffective portion of the gain or loss is recognized in earnings immediately.

(h)   Producer Services

        The Company conducts "off-system" gas marketing operations as a service to producers on systems that the Company does not own. The Company refers to these activities as part of Producer Services. In some cases, the Company earns an agency fee from the producer for arranging the marketing of the producer's natural gas. In other cases, the Company purchases the natural gas from the producer and enters into a sales contract with another party to sell the natural gas.

        The Company manages its price risk related to future physical purchase or sale commitments for its natural gas marketing activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance the Company's future commitments and significantly reduce its risk to the movement in natural gas prices. However, the Company is subject to counterparty risk for both the physical and financial contracts. Prior to October 26, 2002, the Company accounted for its Producer Services natural gas marketing activities as energy trading contracts in accordance with

EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 required energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. In October 2002, the EITF reached a consensus to rescind EITF No. 98-10. Accordingly, energy trading contracts entered into subsequent to October 25, 2002, should be accounted for under accrual accounting rather than mark-to-market accounting unless the contracts meet the requirements of a derivative under SFAS No. 133. The Company's energy trading contracts qualify as derivatives, and accordingly, the Company continues to use mark-to-market accounting for both physical and financial contracts of its Producer Services business. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to the Company's Producer Services natural gas marketing activities are recognized in earnings as profit or loss on energy trading immediately.

        For each reporting period, the Company records the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period in addition to the realized gains or losses on settled contracts are reported as profit or loss on energy trading in the statements of operations.

        Margins earned on settled contracts from its producer services activities included in (profit) loss on energy trading contracts in the consolidated statement of operations was ($1,206), ($1,946), and ($1,785) for the eight months ended December 31, 2000 and the years ended December 31, 2001 and 2002, respectively.

        Energy trading contract volumes that were physically settled were as follows (in MMBTUs):

		Years Ended December 31,
	Eight Months Ended December 31, 2000
		2001	2002
Volumes purchased and sold	51,993,514	103,330,628	84,069,368

(i)    Comprehensive Income (Loss)

        During 1998, the Company adopted SAFS No. 130 ("SFAS 130"), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income and other comprehensive income, which includes, but is not limited to, unrealized gains and losses on marketable securities, foreign currency translation adjustments, minimum pension liability adjustments, and effective January 1, 2001, unrealized gains and losses on derivative financial instruments. For the eight months ended December 31, 2000, comprehensive income and net income were equal and thus, SFAS 130 had no effect on the financial statements.

(j)    Concentrations of Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade accounts receivable and derivative financial instruments. Management believes the risk is limited as the Company's customers represent a broad and diverse group of energy marketers and end users. In addition, the Company continually monitors and reviews credit exposure to its marketing counterparties and letters of credit or other appropriate security are obtained as considered necessary to limit the risk of loss. As of December 31, 2001 and 2002, and September 30, 2003, the reserve for doubtful accounts was approximately $5.8 million. See further discussion at Note 11.

        During the four months ended April 30, 2000, the eight months ended December 31, 2000, and the years ended December 31, 2001 and 2002, the Company had 2, 3, 3 and 1 customers, respectively, which accounted for more than 10% of consolidated revenues. The relevant percentages for these customers were: (i) for the four months ended April 30, 2000—50.4% and 21.1%; (ii) for the eight months ended December 31, 2000—28.8%, 20.7%, and 14.1%; (iii) for the year ended December 31, 2001—23.9%, 13.4%, and 11.5%; and (iv) for the year ended December 31, 2002—27.5%. While these customers represent a significant percentage of revenues, the loss of any of these would not have a material adverse impact on the Company's results of operations.

(k)   Environmental Costs

        Environmental expenditures are expensed or capitalized as appropriate, depending on the nature of the expenditures and their future economic benefit. Expenditures that related to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. For the four months ended April 30, 2000, the eight months ended December 31, 2000, and the years ended December 31, 2001 and 2002, such expenditures were not significant.

(l)    Crosstex Energy, Inc.'s Option Plan

        The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and the related interpretations in accounting for the plan. In accordance with APB No. 25, compensation is recorded to the extent the fair value of the stock exceeds the exercise price of the option at the measurement date. Compensation expense of $0, $0 and $41,000 was recognized in 2000, 2001 and 2002, respectively.

        Had compensation cost for the Company been determined based on the fair value at the grant date for awards in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Company's net income (loss) would have been as follows (in thousands):

		Year Ended December 31,		Nine Months Ended September 30,
	Eight Months Ended December 31, 2000
		2001	2002	2002	2003
				(unaudited)
Net income (loss), as reported	$872	$(2,731)	$5,582	$997	$12,498
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	—	27	21	3,022
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(67)	(147)	(213)	(177)	(3,197)

Pro forma net income (loss)	$805	$(2,878)	$5,396	$841	$12,323

Pro forma net income (loss) per common share:
Basic	$0.06	$(2.57)	$1.26	$(0.70)	$5.52

Diluted	$0.06	$(2.57)	$0.95	$(0.70)	$2.01

        The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 2001, 2002 and the nine months ended September 30, 2003:

	Crosstex Energy, Inc.			Crosstex Energy, L.P.
					Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Dividend yield	0%	0%	0%	10%	10%
Expected volatility	0%	0%	0%	24%	24%
Risk free interest rate	6.9%	5.8%	2.2%-4.1%	2.2%	2.88%
Expected life	3 years	3 years	3 years	3 years	5 years
Contractual life	4.6	3.6	3	10	10
Weighted average of fair value of options granted	$—	$—	$—	$1.15	$2.76
Fair value of $10 options granted	2.04	3.27	3.17	—	—
Fair value of $12 options granted	—	1.52	1.40	—	—
Fair value of $14 options granted	—	—	0.91	—	—

Modification of Options

        The Company modified certain outstanding options in the first quarter of 2003, which allows the option holders to elect to be paid in cash for the modified options based on the fair value of the options. The total number of the Company's options, which have been modified is approximately 242,000. These modified options have been accounted for using variable accounting as of the option modification date. The Company will account for the modified options until the holders elect to cash out the options or the election to cash out the options lapses. The Company is responsible for paying the intrinsic value of the options for the holders who elect to cash out their options. Beginning in the first quarter of 2003, the Company will recognize stock compensation expense based on the estimated fair value at period end of the options modified. The Company recognized stock-based compensation expense of approximately $4.6 million for the nine months ended September 30, 2003. As of September 30, 2003, the Company had cashed out $779,000 related to the modified options and has recorded $1,994,000 for the modified options that may be cashed out during the last quarter of 2003. The portion of stock-based compensation that may be redeemed for cash has been included in other current liabilities. The remainder has been included in additional paid-in capital.

(m)  Sales of Securities by Subsidiaries

        The Company recognizes gains and losses in the consolidated statements of income resulting from subsidiary sales of additional equity interest, including CELP limited partnership units, to unrelated parties.

(n)   New Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 141 Business Combinations, requiring business combinations entered into after June 30, 2001, to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. This pronouncement had no effect on the Company's financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This statement is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 required the Company to complete a transitional goodwill impairment test within six months from the date of adoption and reassess the useful lives of other intangible assets within the first interim quarter after adoption. The Company had $7.2 million recorded for goodwill, net of accumulated amortization, at December 31, 2001.

        The following table shows the Company's net earnings excluding goodwill amortization for the four months ended April 30, 2000, for the eight months ended December 31, 2000, and the year ended December 31, 2001 (in thousands).

	Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000	Year Ended December 31, 2001
Reported net income (loss)	$(7,677)	$872	$(2,731)
Goodwill amortization	22	279	390

Pro forma net income (loss)	$(7,655)	$1,151	$(2,341)

Pro forma net income (loss) per common share:
Basic	N/A	$0.24	$(2.29)

Diluted	N/A	$0.24	$(2.29)

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This standard is required to be adopted by the Company beginning on January 1, 2003. The Company does not presently have any significant asset retirement obligations, and accordingly, the adoption of SFAS No. 143 is not expected to have a significant impact on our results of operations or financial condition.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. See the impact of the adoption of SFAS No. 144 at note 2(c).

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the entity commits to an exit plan. This standard is effective for all exit or disposal activities which are initiated after December 31, 2002. The Company does not anticipate the adoption of SFAS 146 will have any impact on its financial position or results of operations.

        SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method, these methods allow companies to avoid the ramp-up effect arising from prospective application of the fair value based method. This Statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company has complied with the disclosure provisions of the Statement in its financial statements.

        In June 2002, the Emerging Issues Task Force (EITF) reached consensus on certain issues in EITF Issue No. 02-03, Recognition and Reporting of Gains and Losses on Energy Trading Contracts. Consensus was reached on two issues: 1) that gains and losses on energy trading contracts (whether realized or unrealized) should be shown net in the statement of operations, and 2) that entities should disclose the types of contracts that are accounted for as energy trading contracts along with a variety of other data regarding values, sensitivity to changes in estimates, maturity dates, and other factors. The Company early adopted this consensus in the second quarter of 2002 and all comparative financial statements were reclassified to report gains or losses on energy trading contracts net in the statements of operations. In October 2002, the EITF reached a consensus to rescind EITF 98-10. Accordingly, energy related contracts that are not accounted for pursuant to SFAS No. 133 should be accounted for as executory contracts and carried on an accrual basis, not fair value. The consensus should be applied prospectively to all new energy trading contracts entered into after October 25, 2002 and to all contracts that existed on October 25, 2002, in periods beginning after December 15, 2002. Changes to the accounting for existing contracts as a result of the rescission of EITF 98-10 will be reported as a cumulative effect of a change in accounting principles. The rescission of EITF 98-10 did not have any significant effect on the Company's financial position or results of operations.

        In January 2003, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires an entity to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. Certain guarantees are excluded from the measurement provisions of the Interpretation. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of the statement is not expected to have a material effect on the Company's financial statements when adopted.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this Interpretation must be applied at the beginning of the first interim or annual period ending after December 15, 2003. The Company is evaluating its ownership interests in joint ventures and limited partnerships that are currently accounted for using the equity method of accounting to determine whether FIN No. 46 will require the consolidation of any of these investments.

(3) Public Offering of units by CELP

(a)   Initial Public Offering

        On December 17, 2002, the Partnership completed its initial public offering of 2,300,000 common units representing limited partner interests at a price of $20.00 per common unit. Total proceeds from the sale of the 2,300,000 units were $46.0 million, before offering costs and underwriting commissions.

        A summary of the proceeds received from the offering and the use of those proceeds is as follows (in thousands):

Proceeds received:
Sale of common units	$46,000

Use of proceeds:
Underwriters' fees	$3,220
Professional fees and other offering costs	2,590
Repayment of debt	33,000
Distribution to Crosstex Holdings	2,500
Working capital	4,690

Total use of proceeds	$46,000

        In September 2003, the Partnership completed a follow-on public offering. The Partnership sold an additional 1,725,000 common units at a price of $35.97 per common unit for total proceeds of $62.0 million before offering costs and underwriting commissions.

        The Crosstex Energy, L.P. partnership agreement contains specific provisions for the allocation of net earnings and losses to the partners for purposes of maintaining the partner capital accounts.

(b)   Limitation of Issuance of Additional Common Units

        During the subordination period, the Partnership may issue up to 1,316,500 additional common units or an equivalent number of securities ranking on a parity with the common units without obtaining unitholder approval. The Partnership may also issue an unlimited number of common units during the subordination period for acquisitions, capital improvements or debt repayments that increase cash flow from operations per unit on a pro forma basis.

(c)   Subordination Period

        The subordination period will end once the Partnership meets the financial tests in the partnership agreement, but it generally cannot end before December 31, 2007. When the subordination period ends, each remaining subordinated unit will convert into one common unit and the common units will no longer be entitled to arrearages.

(d)   Early Conversion of Subordinated Units

        If the Partnership meets the applicable financial tests in the partnership agreement for any three consecutive four-quarter periods ending on or after December 31, 2005, 25% of the subordinated units will convert to common units. If the Partnership meets these tests for any three consecutive four-quarter periods ending on or after December 31, 2006, an additional 25% of the subordinated units will convert to common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of the subordinated units.

(e)   Cash Distributions

        In accordance with the partnership agreement, the Partnership must make distributions of 100% of available cash, as defined in the partnership agreement, within 45 days following the end of each quarter commencing with the quarter ending on March 31, 2003. Distributions will generally be made 98% to the common and subordinated unitholders and 2% to the general partner, subject to the payment of incentive distributions as described below to the extent that certain target levels of cash distributions are achieved. If cash distributions exceed $0.50 per unit in a quarter, the general partner will receive incentive distributions up to 50% of the cash distributed in excess of $0.50 per unit. To the extent there is sufficient available cash, the holders of common units are entitled to receive the minimum quarterly distribution of $0.50 per unit, plus arrearages, prior to any distribution of available cash to the holders of subordinated units. Subordinated units will not accrue any arrearages with respect to distributions for any quarter. The Company's access to the net assets of the Partnership is limited to its share of Partnership distributions.

        The Partnership paid its initial distribution on its common and subordinated units of $0.576 on May 15, 2003. The distribution consisted of $0.076 covering the period from the closing of the Partnership's IPO through December 31, 2002, and $0.50 covering the first quarter of 2003. The second quarter distribution of $0.55 per unit was paid on August 15, 2003 to holders of record on July 31, 2003. The third quarter distribution of $0.70 per unit was paid on November 14, 2003 to holders of record on October 31, 2003.

(4) Significant Asset Purchases and Acquisitions

        On August 16, 2000, CES entered into a purchase and sale agreement with Western Gas Resources, Inc. to acquire certain natural gas gathering and related facilities known as the Arkoma System, for a total purchase price of $10,500,000, which was allocated entirely to transmission assets. The Company used the purchase method of accounting for this acquisition, and the Company's results of operations include the results of the Arkoma System as of September 1, 2000.

        On September 14, 2000, CES entered into a purchase and sale agreement with Tejas Hydrocarbons LLC to acquire all of the assets and operations of GC Marketing Company (a Texas general partnership), for a total purchase price of $10,632,209, after closing adjustments. The Company used the purchase method of accounting for this acquisition, and the Company's results of operations include the results of GC Marketing Company as of October 1, 2000.

        The purchase price consisted of the following (in thousands):

Transmission assets	$10,716
Other property, plant, and equipment	131
Miscellaneous liabilities	(215)

$10,632

        On April 3, 2001, CES entered into a purchase and sale agreement with Tejas Energy NS, LLC to acquire all of the assets and operations of Tejas Texas Pipeline GP, LLC, a Delaware limited liability company, and Tejas C Pipeline LP, LLC, a Delaware limited liability company, for a total purchase price of $30,003,120, after closing adjustments. The Company recorded the net assets acquired based on relative fair values, and the Company's results of operations include the results of the acquired assets as of May 1, 2001.

        The purchase price consisted of the following (in thousands):

Gas plant	$11,837
Gathering systems	10,192
Transmission assets	7,158
Other property, plant, and equipment	816

$30,003

        On October 11, 2001, CES entered into a purchase and sale agreement with various individuals to acquire the common stock of Millennium Gas Services, Inc. ("Millennium") for a total of $2,124,000 after closing adjustments, which was allocated entirely to treating plants. The Company recorded goodwill and deferred tax liability in the amount of $862,000 due to the difference in book and tax basis of the assets. The Company's results of operations include the results of Millennium as of October 1, 2001.

        On June 6, 2002, CES acquired 70 miles of then-inactive pipeline from Florida Gas Transmission Company for $1,500,000 in cash and a $800,000 note payable. On June 7, 2002, CES acquired the Pandale gathering system which is connected to two treating plants, one of which (the Will-O-Mills Plant) was half-owned by CES, from Star Field Services for $2,156,000 in cash. CES purchased the other one-half interest in the Will-O-Mills Plant on December 30, 2002 for $2,200,000 in cash.

        On December 19, 2002, the Partnership acquired the Vanderbilt system, consisting of approximately 200 miles of gathering pipeline located near our Gulf Coast System from an indirect subsidiary of Devon Energy Corporation, for $12,000,000 cash.

        On June 30, 2003, the Partnership completed the acquisition of certain assets from Duke Energy Field Services, L.P. for $68.1 million, including the effect of certain purchase price adjustments. The assets acquired included: the AIM pipeline system, a 12.4% interest in the Seminole gas processing plant, the Conroe gas plant and gathering system, the Black Warrior pipeline system and two small gathering systems in Louisiana. The Company has accounted for this acquisition as a business combination in accordance with SFAS No. 141, Business Combinations. The Company has utilized the purchase method of accounting for this acquisition with an acquisition date of June 30, 2003. The purchase price and allocation thereof is as follows (in thousands):

Purchase price to DEFS	$66,356
Direct acquisition costs	1,768

Total purchase price	$68,124

Current assets acquired	$426
Liabilities assumed	(813)
Property plant and equipment	67,589
Intangible assets	922

Total purchase price	$68,124

        Intangible assets relate to customer relationships and will be amortized over seven years. The purchase price allocation is preliminary and may be adjusted for post-closing adjustments. Unaudited pro forma results of operations as if the acquisition from DEFS had been acquired on January 1, 2002 are as follows:

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
	(in thousands except per share amounts)
Revenue	$589,748	$869,342
Net income	$6,866	$13,133
Net income (loss) per common share—
Basic	$2.04	$5.99
Diluted	$1.21	$2.14

(5) Investment in Limited Partnerships

        The Partnership owns a 7.86% weighted average interest as the general partner in the five gathering systems of Crosstex Pipeline Company ("CPC"), a 20.31% interest as a limited partner in CPC, a 50% interest in J.O.B. J.V., and a 50% interest in Crosstex Denton County Gathering, J.V. The Company accounts for these investments under the equity method, since the Partnership exercises significant influence in operating decisions as a general partner. Under this method, the Company records its equity in net earnings of the affiliated partnerships as income in other income (expense) in the consolidated statement of operations, and distributions received from them are recorded as a reduction in the Company's investment in the affiliated partnership.

(6) Long-Term Debt

        In February 2000, the Predecessor and Union Bank of California, N.A. ("UBOC") entered into a $22 million secured credit facility (the "Credit Facilities"), which was amended in May 2000 for the creation of CES. In August 2000, CES and UBOC amended the Credit Facilities to create a Revolver A of $22 million and a Revolver B of $12 million. Revolver A is available for general corporate purposes including the acquisition and installation of property and equipment. Revolver B is available to finance letters of credit and certain working capital requirements. In December 2001 the Credit Facilities were amended to increase the availability under Revolver A to $60 million and Revolver B to $15 million, thereby increasing the Credit Facilities to $75 million.

        In connection with the Partnership's initial public offering, the Partnership amended the secured credit facility to provide a $67.5 million credit facility consisting of:

  •
  a senior secured revolving acquisition facility in the aggregate principal amount of $47.5 million; and

  •
  a senior secured revolving working capital and letter of credit facility in the aggregate principal amount of $20.0 million.

        In June 2003, CES entered into a $100 million senior secured credit facility with Union Bank of California, N.A. (as a lender and as administrative agent) and other lenders, which was increased to $120 million in October 2003, consisting of the following two facilities:

  •
  a $70.0 million senior revolving acquisition facility; and

  •
  a $50.0 million senior secured revolving working capital and letter of credit facility.

        The acquisition facility will be used to finance the acquisition and development of gas gathering, treating, and processing facilities, as well as general partnership purposes. At September 30, 2003 and December 31, 2002, $2.5 and $21.8 million, respectively, were outstanding under the acquisition facility. The acquisition facility will mature in June 2006, at which time it will terminate and all outstanding amounts shall be due and payable. Amounts borrowed and repaid under the acquisition credit facility may be reborrowed.

        The working capital and letter of credit facility will be used for ongoing working capital needs, letters of credit, distributions and general partnership purposes, including future acquisitions and expansions. At September 30, 2003 and December 31, 2002, $22.5 million and $13.1 million, respectively, of letters of credit were issued under the working capital and letter of credit facility, leaving approximately $27.5 million available for future issuances of letters of credit, or up to $22.5 million of cash borrowings based on the September 30, 2003 outstanding borrowings and the $50 million facility level. The aggregate amount of borrowings under the working capital and letter of credit facility is subject to a borrowing base requirement relating to the amount of our cash and eligible receivables (as defined in the credit agreement), and there is a $25.0 million sublimit for cash borrowings. This facility will mature in June 2006, at which time it will terminate and all outstanding amounts shall be due and payable. Amounts borrowed and repaid under the working capital and letter of credit facility may be reborrowed. The Partnership will be required to reduce all working capital borrowings to zero for a period of at least 15 consecutive days once a year.

        The obligations under the credit facility are secured by first priority liens on all of the CES's material pipeline, gas gathering and processing assets, all material working capital assets and a pledge of all of the Partnership's equity interests in certain of the Partnership's subsidiaries, and ranks pari passu in right of payment with the senior secured notes. The bank credit facility is guaranteed by certain of the Partnership's subsidiaries and the Partnership. The Partnership may prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements

        Indebtedness under the acquisition facility and the working capital and letter of credit facility bear interest at the operating partnership's option at the administrative agent's reference rate plus 0.25% to 1.5% or LIBOR plus 1.75% to 3.00%. The applicable margin varies quarterly based on the operating partnership's leverage ratio. The fees charged for letters of credit range from 1.50% to 2.00% per annum, plus a fronting fee of 0.125% per annum. The Partnership incurs quarterly commitment fees based on the unused amount of the credit facilities.

        The credit agreement prohibits the Partnership from declaring distributions to unitholders if any event of default, as defined in the credit agreement, exists or would result from the declaration of distributions. In addition, the bank credit facility contains various covenants that, among other restrictions, limit the Partnership's ability to:

  •
  incur indebtedness;

  •
  grant or assume liens;

  •
  make certain investments;

  •
  sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions;

  •
  make distributions;

  •
  change the nature of its business;

  •
  enter into certain commodity contracts;

  •
  make certain amendments to our operating partnership's agreement; and

  •
  engage in transactions with affiliates.

        The credit facility contains the following covenants requiring us to maintain:

  •
  a maximum ratio of funded debt to consolidated EBITDA (each as defined in the bank credit facility), measured quarterly on a rolling four quarter basis, of 3.75 to 1 through March 31, 2004, declining to 3.5 to 1 beginning June 30, 2004, pro forma for any asset acquisitions;

  •
  a minimum interest coverage ratio (as defined in the credit agreement), measured quarterly on a rolling four quarter basis equal to 3.50 to 1;

  •
  a minimum current ratio (as defined in the credit agreement), measured quarterly of 1 to l; and

  •
  a minimum tangible net worth (as defined in the credit agreement) of $60.0 million, plus one-half of certain equity contribution.

        Each of the following will be an event of default under the bank credit facility:

  •
  failure to pay any principal, interest, fees, expenses or other amounts when due;

  •
  failure to observe any agreement, obligation, or covenant in the credit agreement, subject to cure periods for certain failures;

  •
  certain judgments against us or any of our subsidiaries, in excess of certain allowances;

  •
  certain ERISA events involving us or our subsidiaries;

  •
  cross defaults to certain material indebtedness;

  •
  certain bankruptcy or insolvency events involving us or our subsidiaries;

  •
  a change in control (as defined in the credit agreement); and

  •
  the failure of any representation or warranty to be materially true and correct when made.

        Senior Secured Notes.    In June 2003, CES entered into a master shelf agreement with an institutional lender pursuant to which it issued $30.0 million aggregate principal amount of senior secured notes with an interest rate of 6.95% and a maturity of seven years. In July 2003, CES issued $10.0 million aggregate principal amount of senior secured notes pursuant to the master shelf agreement with an interest rate of 6.88% and a maturity of seven years.

        The following is a summary of the material terms of the senior secured notes.

        The notes represent senior secured obligations of CES and will rank at least pari passu in right of payment with the bank credit facility. The notes are secured, on an equal and ratable basis with the obligations of CES under the credit facility, by first priority liens on all of our material pipeline, gas gathering and processing assets, all material working capital assets and a pledge of all of our equity interests in certain of the Partnership's subsidiaries. The senior secured notes are guaranteed by CES' subsidiaries and the Partnership.

        The senior secured notes are redeemable, at CES' option and subject to certain notice requirements, at a purchase price equal to 100% of the principal amount together with accrued interest, plus a make-whole amount determined in accordance with the master shelf agreement.

        The master shelf agreement relating to the notes contains substantially the same covenants and events of default as the bank credit facility.

        If an event of default resulting from bankruptcy or other insolvency events occurs, the senior secured notes will become immediately due and payable. If any other event of default occurs and is continuing, holders of more than 50.1% in principal amount of the outstanding notes may at any time declare all the notes then outstanding to be immediately due and payable. If an event of default relating to nonpayment of principal, make-whole amounts or interest occurs, any holder of outstanding notes affected by such event of default may declare all the notes held by such holder to be immediately due and payable.

        The Partnership was in compliance with all debt covenants at December 31, 2002 and September 30, 2003, and expects to be in compliance with debt covenants for the next twelve months.

        Intercreditor and Collateral Agency Agreement.    In connection with the execution of the master shelf agreement in June 2003, the lenders under the bank credit facility and the initial purchasers of the senior secured notes entered into an Intercreditor and Collateral Agency Agreement, which was acknowledged and agreed to by our operating partnership and its subsidiaries. This agreement appointed Union Bank of California, N.A. to act as collateral agent and authorized Union Bank to execute various security documents on behalf of the lenders under the bank credit facility and the initial purchasers of the senior secured notes. This agreement specifies various rights and obligations of lenders under the bank credit facility, holders of senior secured notes and the other parties thereto in respect of the collateral securing CES' obligations under the bank credit facility and the master shelf agreement.

        In June 2002, as part of the purchase price of Florida Gas Transmission Company (FGTC), the Partnership issued a note payable for $800,000 to FGTC that is payable in $50,000 annual increments starting June 2003 through June 2006 with a final payment of $600,000 due in June 2007. The note bears interest payable annually at LIBOR plus 1%.

        As of December 31, 2001 and 2002 and September 30, 2003, long-term debt consisted of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Revolver A Facility, interest based on prime, interest rate at December 31, 2001 was 5.75%	$17,500	$—	$—
Revolver A Facility, based on LIBOR, interest rate at December 31, 2001 was 4.67%	10,500	—	—
Revolver A Facility, based on LIBOR, interest rate at December 31, 2001 was 4.40%	32,000	—	—
Acquisition credit facility, interest based at prime plus an applicable margin, interest rate at December 31, 2002 was 4.88%	—	1,750	2,500
Acquisition credit facility, interest based on LIBOR plus an applicable margin, interest rate at December 31, 2002 was 3.95%	—	20,000	—
Senior secured notes, weighted average interest rate of 6.93%	—	—	40,000
Note payable to Florida Gas Transmission Company	—	800	750

	60,000	22,550	43,250
Less current portion	—	50	50

Debt classified as long-term	$60,000	$22,500	$43,200

        Maturities for the long-term debt as of December 31, 2002 are as follows (in thousands):

2003	$50
2004	2,225
2005	4,400
2006	4,400
2007	11,475
Thereafter	—

        In October 2002, the Partnership entered into an interest rate swap covering a principal amount of $20 million for a period of two years. The Partnership is subject to interest rate risk on its acquisition credit facility. The interest rate swap reduces this risk by fixing the LIBOR rate, prior to credit margin, at 2.29%, on $20 million of related debt outstanding over the term of the swap agreement. The Partnership has accounted for this swap as a cash flow hedge of the variable interest payments related to the $20 million of the acquisition credit facility outstanding. Accordingly, unrealized gains or losses relating to the swap which are recorded in other comprehensive income will be reclassified from other comprehensive income to interest expense over the period hedged.

(7) Income Taxes

        The Company provides for income taxes using the liability method. Accordingly, deferred taxes are recorded for the differences between the tax and book basis that will reverse in future periods (in thousands).

	2000	2001	2002
Current tax provision (benefit)	$300	$(300)	$—
Deferred tax provision (benefit)	379	(994)	7,451

	$679	$(1,294)	$7,451

        A reconciliation of the provision for income taxes is as follows (in thousands):

	2000	2001	2002
Federal income tax (benefit) at statutory rate	$508	$(1,409)	$4,562
Tax basis adjustment in Partnership related to issuance of common units	—	—	2,873
Non-deductible expenses (primarily goodwill amortization)	100	162	16
Other	71	(47)	—

Tax provision (benefit)	$679	$(1,294)	$7,451

        The principal components of the Company's net deferred tax liability are as follows (in thousands):

	2001	2002
Deferred income tax assets:
Net operating loss carryforward	$975	$3,224
Enron reserve	1,981	1,981
Investment in the Partnership	—	2,593
Other comprehensive income	—	284

	2,956	8,082
Less: valuation allowance	—	(2,593)

	2,956	5,489
Deferred income tax liabilities:
Property, plant, equipment, and intangible assets	(4,395)	(14,177)
Other comprehensive income	(50)	—
Other	(417)	(335)

	(4,862)	(14,512)

Net deferred tax liability	$(1,906)	$(9,023)

        At December 31, 2002, the Company had a net operating loss carryforward of approximately $9.2 million. This carryforward can be utilized to offset future taxable income and does not expire until 2022.

        Deferred tax liabilities relating to property, plant, equipment and intangible assets represent, primarily, the Company's share of the book basis in excess of tax basis for assets inside of the Partnership. The Company has also recorded a deferred tax asset in the amount of $2.6 million relating to the difference between its book and tax basis of its investment in the Partnership. Because the Company can only realize this deferred tax asset upon the liquidation of the Partnership and to the extent of capital gains, the Company has provided a full valuation allowance against this deferred tax asset.

(8) Retirement Plans

        The Company sponsors a single employer 401(k) plan for employees who become eligible upon the date of hire. The Company, as stated within the plan document, will make discretionary contributions at the end of the year. There were no contributions during the eight months ended December 31, 2000. Contributions during 2001 and 2002 totaled $116,000 and $198,000, respectively.

(9) Employee Incentive Plans

(a)   Long-Term Incentive Plan

        In December 2002, the Company adopted a long-term incentive plan for its employees, directors, and affiliates who perform services for the Partnership. The plan currently permits the grant of awards covering an aggregate of 700,000 common units, 233,000 of which may be awarded in the form of restricted units and 467,000 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of the Company's board of directors.

(b)   Restricted Units

        A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation committee, cash equivalent to the value of a common unit. In addition, the restricted units will become exercisable upon a change of control of the Partnership, it's general partner, or the Company.

        The restricted units are intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive and the Partnership will receive no remuneration for the units.

        As of December 31, 2002, there were no restricted units issued under the long-term incentive plan. During May 2003, the Partnership approved the issuance of 48,000 restricted unit grants. Compensation expense is recognized over the five year vesting period of these restricted units.

(c)   Unit Options

        Unit options will have an exercise price that, in the discretion of the compensation committee, may be less than, equal to or more than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, unit options will become exercisable upon a change in control of the Partnership, or its general partner, or the Company.

        A summary of the unit option activity for the period December 17, 2002 through December 31, 2002 is provided below:

	December 31, 2002
	Number of Units	Weighted- Average Exercise Price
Outstanding, beginning of period	—	—
Granted	175,000	$20.00
Exercised	—	—
Forfeited	—	—
Outstanding, end of period	175,000	$20.00
Options, exercise at end of period	—	—
Weighted average fair value of options granted		$1.15

        All options outstanding have a remaining contractual life of 10 years at December 31, 2002.

        The Company accounts for option grants in accordance with APB No. 25, Accounting for Stock issued to Employees and follows the disclosure only provision of SFAS No. 123, Accounting for Stock-based Compensation.

        During the period ended September 30, 2003, the Partnership granted an additional 91,910 unit options with an exercise price of $20.

(d)   Crosstex Energy, Inc.'s Option Plan

        The Company has one stock-based compensation plan, the 2000 Stock Option Plan. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and the related interpretations in accounting for the plan. In accordance with APB No. 25, compensation is recorded to the extent the fair value of the stock exceeds the exercise price of the option at the measurement date. Compensation expense of $0, $0, and $41,000 was recognized in 2000, 2001, and 2002, respectively.

        A summary of the status of the 2000 Stock Option Plan as of December 31, 2001 and 2002, is presented in the table below:

	December 31, 2001		December 31, 2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	228,000	$10.00	340,500	$10.32
Granted	130,500	10.93	186,250	13.75
Exercised	—	—	—	—
Forfeited	(18,000)	12.00	(6,500)	12.00

Outstanding, end of period	340,500	10.32	520,250	11.39

Options, exercisable at period end	76,000	10.00	288,503	10.38

Fair value of $10 options granted		3.27		3.17
Fair value of $12 options granted		1.52		1.40
Fair value of $14 options granted		N/A		0.91

        All options outstanding have an exercise price ranging from $10 to $14 at December 31, 2002.

        The Company modified certain terms of certain outstanding options in the first quarter of 2003. These modifications resulted in variable award accounting for the modified option. Total compensation expense was approximately $4.6 million which was recorded by the Company as stock based compensation expense during the nine months ended September 30, 2003. Compensation expense in future periods will be adjusted for changes in the unit market price and the remaining unvested portion.

(e)   Earnings per share and anti-dilutive computations

        Basic earnings per common share was computed by dividing net income less preferred dividends, by the weighted-average number of common shares outstanding for the periods presented. The computation of diluted earnings per common share further assumes the dilutive effect of common share options.

        The following are the share amounts used to compute the basic and diluted earnings per common share (in thousands, except per-share amounts):

	Eight Months Ended December 31,	Years Ended December 31,		Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Basic earnings:
Weighted-average common shares outstanding	1,883	1,883	1,883	1,883	1,743
Dilutive earnings per unit:
Weighted-average common shares outstanding	1,883	1,883	1,883	1,883	1,743
Dilutive effect of exercise of options outstanding	—	—	117	—	280
Dilutive effect of preferred stock conversion to common shares	—	—	3,680	—	4,100

Dilutive common shares	1,883	1,883	5,680	1,883	6,123

        All outstanding common shares were included in the computation of diluted earnings per common share. Preferred stock was anti-dilutive in all periods except the year ended December 31, 2002 and the nine months ended September 30, 2003. Options were anti-dilutive for all periods where the preferred stock dividends exceeded net income. Options were not dilutive during the eight months ended December 31, 2000 because the estimated net average market value per common share did not exceed the exercise price for the options outstanding.

(10) Fair Value of Financial Instruments

        The estimated fair value of the Company's financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided below are not necessarily indicative of the amount the Company could realize upon the sale or refinancing of such financial instruments (in thousands).

	December 31, 2001		December 31, 2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$352	$352	$3,808	$3,808
Trade accounts receivable	58,222	58,222	104,802	104,802
Assets for energy risk management	3,478	3,478	3,102	3,102
Account receivable from Enron	2,467	2,467	2,467	2,467
Accounts payable	56,092	56,092	110,793	110,793
Long-term debt	60,000	60,000	22,500	22,500
Liabilities for energy risk management	8,005	8,005	4,277	4,277

        The carrying amounts of the Company's cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of trade accounts receivable includes the reserve for certain Enron receivables (see Note 11).

        The Company's long-term debt was primarily comprised of borrowings under a revolving credit facility, which accrues interest under a floating interest rate structure. Accordingly, the carrying value approximates fair value for the amounts outstanding under the credit facility.

        The fair value of derivative contracts included in assets or liabilities represents the amount at which the instruments could be exchanged in a current arms-length transaction.

(11) Derivatives

        The Company manages its exposure to fluctuations in commodity prices by hedging the impact of market fluctuations. Swaps are used to manage and hedge prices and location risk related to these market exposures. Swaps are also used to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas and NGLs.

        Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at December 31, 2001 and 2002 and September 30, 2003 (all quantities are expressed in British Thermal Units, and all prices are expressed in the Houston Ship Channel Inside FERC (HSC IF), Natural Gas Pipeline Inside FERC (NGPL IF), Texas Eastern South Texas Inside FERC (TET STx IF), Reliant East Inside FERC (Reliant E IF) or Texas Eastern East Texas Inside FERC (TET Etx IF) for natural gas). The remaining term of the contracts extend no later than December 2004, with no single contract longer than 16 months. The Company's counterparties to hedging contracts include Morgan Stanley, Tractebel, Williams, Duke and Sempra. As discussed in note 2, changes in the fair value of the Company's derivatives related to Producer Services gas marketing activities are recorded in earnings.

        The effective portion of changes in the fair value of cash flow hedges is recorded in accumulated other comprehensive income until the related anticipated future cash flow is recognized in earnings.

December 31, 2001
Transaction Type	Total Volume	Pricing Terms	Remaining Term of Contracts	Fair Value
Cash flow hedge swaps	(360,000)	$2.905 vs. Reliant E IF to $3.1525 vs. Reliant E IF	January - December 2002	$122,880
Cash flow hedge swaps	720,000	$2.60 vs. HSC IF to $5.96 vs. HSC IF	January 2002	19,200
Marketing trading transaction swaps	(43,383)	$2.625 vs. HSC IF to $5.715 vs. HSC IF	January - December 2002	(1,649,247)
Marketing trading transaction swaps	(1,147,500)	$3.10 vs. TET Etx IF to $3.14 TET Etx IF	January 2003 - April 2004	(113,607)
December 31, 2002
Transaction Type	Total Volume	Pricing Terms	Remaining Term of Contracts	Fair Value
Cash flow hedge swaps	(500,000)	$3.285 vs. Reliant E IF to $4.01 vs. Reliant E IF	January 2003 - April 2004	$(421,800)
Cash flow hedge swaps	(440,000)	$3.415 vs. HSC IF to $4.99 vs. HSC IF	January - September 2003	(573,320)
Marketing trading transaction swaps	(1,149,000)	$3.10 vs. TET Etx IF to $3.14 vs. TET Etx IF	January 2003 - April 2004	(1,593,421)
Marketing trading transaction swaps	(1,096,000)	$3.21 vs. HSC IF to $5.16 vs. HSC IF	January - October 2003	(441,277)
Marketing trading transaction swaps	(180,000)	$3.185 vs. Reliant E IF to $3.635 vs. Reliant E IF	January - May 2003	(219,330)

September 30, 2003
Transaction Type	Total Volume	Pricing Terms	Remaining Term of Contracts	Fair Value
Cash flow hedge swaps	(370,000)	$4.01 vs. Reliant E IF to $5.00 vs. Reliant E IF	October 2003 - June 2004	$125,145
Cash flow hedge swaps	1,748,000	$4.43 vs. HSC IF to $6.545 vs. HSC IF	October 2003 - December 2004	(1,811,955)
Cash flow hedge swaps	4,955,000	$4.718 vs. NYMEX to $6.11 vs. NYMEX	October 2003 - December 2004	(1,666,095)
Cash flow hedge swaps	(456,000)	$5.92 vs. TET STx IF	November 2003 - March 2004	442,833
Marketing trading transaction swaps	(861,000)	$3.14 vs. TET Etx IF to $6.24 vs. TET Etx IF	October 2003 - June 2004	(219,197)
Marketing trading transaction swaps	1,086,000	$3.935 vs. HSC IF to $6.145 vs. HSC IF	October 2003 - December 2004	(538,215)

        On all transactions where the Company is exposed to counterparty risk, the Company analyzes the counterparty's financial condition prior to entering into an agreement, establishes limits, and monitors the appropriateness of these limits on an ongoing basis.

        Assets and liabilities related to Producer Services that are accounted for as energy trading contracts are included in fair value of derivative assets and liabilities. Assets and liabilities related to Producer Services were as follows (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Fair value of derivative assets
Current	$3,196	$2,947	$1,280
Long-term	117	155	42
Fair value of derivative liabilities
Current	$7,541	$3,046	$1,365
Long-term	440	236	39

        The Company estimates the fair value of all of its energy trading contracts using prices actively quoted. The estimated fair value of energy trading contracts by maturity date was as follows (in thousands):

	Maturity Periods
	Less Than One Year	One to Two Years	Two to Three Years	Total Fair Value
December 31, 2001	$(4,345)	$(242)	$(81)	$(4,668)
December 31, 2002	(99)	(81)	—	$(180)
September 30, 2003	(85)	3	—	$(82)

        The following reconciles the changes in fair value of energy trading contracts related to producer services activities from the beginning of each period to the end of the period (in thousands).

	December 31,
	2000	2001	2002
Fair value of contracts at beginning of period	$—	$47	$(4,668)
Unrealized gains (losses)	47	(5,660)	4,488
Unrealized gains (losses) attributable to changes in valuation techniques and assumptions	—	—	—
Realized gains (losses) related to offsetting Enron contracts		—	(3,541)
Realized gains on settled contracts	1,206	1,946	1,756

Profit (loss) on energy trading contracts	1,253	(3,667)	(1,965)
Cash (received) paid on settled contracts	(1,206)	(1,946)	1,785
Purchase of financial contracts	—	945	—

Fair value of contracts at end of period	$47	$(4,668)	$(180)

Termination of Enron Positions

        On December 2, 2001, Enron Corp. and certain subsidiaries, including Enron North America Corp. ("Enron"), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Enron failed to make timely payment of approximately $3.9 million for physical delivery of gas in 2001. This amount remained outstanding as of December 31, 2002. Additionally, the Company had entered into natural gas hedging and physical delivery contracts with Enron. According to the terms of the contract, Enron is liable to the Company for the mark-to-market value of all contracts outstanding on the date the Company exercised its termination right under the contracts, which totaled approximately $4.6 million. The Company has accounted for these contracts as energy trading contracts whereby changes in fair value of the fixed price purchase commitments are recognized in earnings.

        The Company had offsets to the above amounts totaling approximately $0.3 million, resulting in a net amount of $8.2 million receivable from Enron at December 31, 2001. Due to the uncertainty of future collections, a charge and related allowance for 70% of the net receivable, or $5.8 million was recorded at December 31, 2001. The 30% recovery factor was management's best estimate based on current market transactions. The ultimate recovery of the Enron receivable is uncertain and may be impacted by many factors including approval of Enron's reorganization plan, litigation against Enron advisors and other third parties and the market which exists for monetizing Enron claims. Based on the reorganization plan filed by Enron in September 2003, the Company would recover approximately $1.5 million of its receivable from Enron through the bankruptcy process. Therefore, the Company has written the receivable down to $1.5 million as of September 30, 2003. Due to the uncertainty of the timing of recovery of this receivable due to Enron's bankruptcy, the Company has classified this receivable as long-term. Further adjustments to the Enron receivable will be recognized in earnings when management believes recovery of the asset is assured or additional reserves warranted.

        For the year ended December 31, 2001, the Company recorded a loss on energy trading contracts related to natural gas marketing of $5.8 million, substantially all of which relates to estimated losses on claims from Enron. This loss was partially offset by gains of $1.9 million on energy trading contracts which physically settled during 2001.

        At the time of Enron's bankruptcy, the Company had fixed price sales commitments to Enron which offset fixed price purchase commitments from producers. Due to Enron's bankruptcy, the Company was exposed to future natural gas price movements related to the fixed price purchase commitments. The Company entered into new fixed price sales commitments with a new counterparty for a portion of the volume, and purchased or sold exchange-traded natural gas option contracts to mitigate the effects of future price declines. The change in fair value of these sales contracts and options is recorded in earnings as profit or loss on energy trading contracts.

        Option contracts outstanding related to the fixed price purchase commitments at December 31, 2001 were as follows:

December 31, 2001
Transaction Type	Total Volume	Pricing Terms	Remaining Term of Contracts	Fair Value
Purchased puts	3,840,000	$2.50 vs. NYMEX Natural Gas to $2.70 vs. NYMEX Natural Gas	February - October 2002	$1,184,600

(12) Transactions with Related Parties

Camden Resources, Inc.

        The Partnership treats gas for, and purchases gas from, Camden Resources, Inc. (Camden). Camden is an affiliate of the Partnership by way of equity investments made by Yorktown in Camden. During the eight months ended December 31, 2000 and the years ended December 31, 2001 and 2002, the Partnership purchased natural gas from Camden in the amount of approximately $2,645,000, $17,300,000, and $10,076,000, respectively, and received approximately $53,000, $737,000, and $399,000 in treating fees from Camden. During the nine months ended September 30, 2002 and 2003, the Partnership purchased natural gas from Camden in the amount of approximately $7.4 million and $7.0 million, respectively, and received approximately $364,000 and $167,000 in treating fees from Camden.

        Subsequent to April 30, 2000, the Partnership had related-party transactions with Crosstex Pipeline Company (CPC), and prior to that date, CPC, Texas Energy Transfer Company (TETC), and Energy Transfer Company (ETC), all of which are summarized below:

  •
  During the four months ended April 30, 2000, the Partnership bought natural gas from CPC in the amount of $1,426,000 and paid for transportation of $7,000 to CPC.

  •
  The Partnership also reimbursed ETC for costs incurred on behalf of the Partnership of $13,000 in the four months ended April 30, 2000.

  •
  The Partnership sold natural gas to TETC during the four months ended April 30, 2000 in the amount of $234,000 and bought natural gas from TETC in the amount of $54,000.

  •
  During the eight months ended December 31, 2000, the Partnership received a management fee from CPC in the amount of approximately $81,000.

  •
  During the eight months ended December 31, 2000, the Partnership bought natural gas from CPC in the amount of approximately $4.6 million and paid for transportation of approximately $22,000 to CPC.

  •
  During the eight months ended December 31, 2000, the Partnership received distributions from CPC in the amount of approximately $232,000.

  •
  During the years ended December 31, 2001 and 2002, the Partnership bought natural gas from CPC in the amount of approximately $6,500,000 and $3,400,000 and paid for transportation of approximately $31,000 and $27,000, respectively, to CPC.

  •
  During the years ended December 31, 2001 and 2002, the Partnership received a management fee from CPC in the amount of approximately $125,000 and $125,000, respectively.

  •
  During the years ended December 31, 2001 and 2002, the Partnership received distributions from CPC in the amount of approximately $152,000 and $90,000, respectively.

  •
  During the nine months ended September 30, 2002 and 2003, the Partnership bought natural gas from CPC in the amount of approximately $3.1 million and $6.2 million and paid for transportation of approximately $23,000 and $31,000, respectively, to CPC.

  •
  During the nine months ended September 30, 2002 and 2003, the Partnership received a management fee from CPC in the amount of approximately $94,000 for each period.

  •
  During the nine months ended September 30, 2002 and 2003, the Partnership received distributions from CPC in the amount of approximately $64,000 and $84,000, respectively.

  •
  During the nine and three months ended September 30, 2003, the Partnership received a management fee from Crosstex Denton County Gathering J.V. ("CDC") of $80,000 and $30,000, respectively. The Partnership also received distributions of $15,000 from CDC for the nine and three-month periods ending September 30, 2003.

(13) Commitments and Contingencies

(a) Leases

        Leased office space and equipment have remaining noncancelable lease terms in excess of one year. The following table summarizes our remaining noncancelable future payments under operating leases as of December 31, 2002 (in thousands):

2003	$842
2004	751
2005	568
2006	72
2006	—
Thereafter	—

        Operating lease rental expense was approximately $608,000, $1,200,000 and $951,000 in 2000, 2001 and 2002, respectively.

        The Company has employment agreements of varying lengths with certain key individuals.

        The Company is involved in various other litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims would not individually or in the aggregate have a material adverse effect on its financial position or results of operations.

(14) Capital Stock

(a) Convertible Preferred Stock

        The Company has authorized 3,500,000 shares of Convertible Preferred Stock—A, 1,000,000 shares of Convertible Preferred Stock—B and 3,000,000 shares of Convertible Preferred Stock—C, all shares with $.01 par values. At December 31, 2001 and 2002 and September 30, 2003, the Company had 2,579,743 shares of Convertible Preferred Stock—A issued and outstanding. The Company issued 491,663 Convertible Preferred Stock—B shares for cash in 2001 and issued 10,000 shares for $12,000 in cash and $108,000 in shareholder notes receivable in August 2003. At December 31, 2001 and 2002, the Company had 513,899 shares of Convertible Preferred Stock—B issued and outstanding and 523,899 shares issued and outstanding at September 30, 2003. The Company issued 1,000,000 Convertible

Preferred Stock—C shares for cash in 2002 and issued 20,000 shares for $28,000 in cash and $252,000 in shareholder notes receivable in August 2003. At December 31, 2002 and September 30, 2003, the Company had 1,000,000 and 1,020,000 shares of Convertible Preferred Stock—C Shares issued and outstanding for the respective periods. All preferred shares accrue dividends at a rate of 7.5% per year. The dividends can either be paid in cash or additional shares of preferred stock at the Company's election. The Company paid the 2000 and 2001 dividends in preferred stock. The Company paid the 2002 dividends in cash in June and September 2003 and intends to pay the 2003 dividends in cash when due. During 2002, the Company granted options to several employees to purchase preferred stock. Options on 5,000 shares with an exercise price of $12 per share and 20,000 shares with an exercise price of $14 per share remain outstanding at December 31, 2002.

        Upon any liquidation or winding up of the Corporation, holders of Series A, Series B or Series C Preferred are entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution to common stockholders, an amount in cash equal to the aggregate liquidation value of all Preferred Shares plus all accrued and unpaid dividends through the effective date of the Liquidation. The Series A, Series B and Series C Preferred Shares have a liquidation value of $10, $12 and $14, respectively. Holders of Series A, Series B and Series C Preferred may convert all or any portion of the Preferred into the number of shares of common stock computed by dividing 1) the total amount of liquidation value, plus accrued but unpaid dividends, by 2) the conversion price then in effect. Holders of preferred shares are required to convert all of their preferred shares on the effective date of an initial public offering of shares of common stock of the Company in an underwritten public offering, having an offering price per share of at least twice the conversion price and gross proceeds of at least $25 million.

(b) Common Stock

        The Company has authorized 7,000,000 shares of common stock at $.01 par value. At December 31, 2001 and 2002, and September 30, 2003 the Company had 1,882,772, 1,882,772 and 1,743,032 shares, respectively, issued and outstanding. In January 2003, certain members of management redeemed 139,740 common shares for $2.5 million ($17.89 per common share) representing management's estimate of the fair value of the stock at redemption.

(c) Notes Receivable

        Shares of common stock and preferred stock have been sold to certain members of management in return for notes receivable. The notes receivable are guaranteed by the related stock and bear interest. The common stock and preferred stock sold to management were sold at fair value as evidenced by the price paid by third parties. Accordingly, no compensation expense has been recorded on the stock sold to management. The notes receivable from management have been reflected as a reduction to stockholders' equity.

(15) Segment Information

        Identification of operating segments is based principally upon differences in the types and distribution channel of products. The Company's reportable segments consist of Midstream and

Treating. The Midstream division consists of the Company's natural gas gathering and transmission operations and includes the Mississippi System, the Conroe System, the Gulf Coast System, the Corpus Christi System, the Gregory gathering system located around the Corpus Christi area, the Arkoma System in Oklahoma, the Vanderbilt System and various other small systems. Also included in the Midstream division are the Company's Producer Services operations (note 2(h)). The Treating division generates fees from its plants either through volume-based treating contracts or though fixed monthly payments. Included in the Treating division are four gathering systems that are connected to the treating plants.

        The accounting policies of the operating segments are the same as those described in note 2 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on earnings before gain or issuance of units by CELP, income taxes, interest of non-controlling partners in CELP's net income and accounting changes, and after an allocation of corporate expenses. Corporate expenses are allocated to the segments on a pro rata basis based on assets. Intersegment sales are at cost.

        Summarized financial information concerning the Company's reportable segments is shown in the following table. There are no other significant noncash items.

	Midstream	Treating	Totals
	(In thousands)
Four months ended April 30, 2000:
Sales to external customers	$3,591	$5,947	$9,538
Intersegment sales	4,883	(4,883)	—
Interest expense	57	22	79
Depreciation and amortization	243	279	522
Segment profit (loss)	(8,132)	455	(7,677)
Segment assets	34,947	10,104	45,051
Capital expenditures	—	3,026	3,026
Eight months ended December 31, 2000:
Sales to external customers	$88,008	$17,392	$105,400
Intersegment sales	13,127	(13,127)	—
Interest expense	477	53	530
Depreciation and amortization	1,505	828	2,333
Segment profit	1,230	321	1,551
Segment assets	182,775	20,134	202,909
Capital expenditures	2,519	2,148	4,667
Year ended December 31, 2001:
Sales to external customers	$362,673	$24,353	$387,026
Intersegment sales	10,633	(10,633)	—
Interest expense	1,840	413	2,253
Depreciation and amortization	4,611	1,597	6,208
Segment profit (loss)	(4,714)	689	(4,025)
Segment assets	139,129	32,240	171,369
Capital expenditures	6,484	16,201	22,685
Year ended December 31, 2002:
Sales to external customers	$437,676	$14,817	$452,493
Intersegment sales	4,073	(4,073)	—
Interest expense	2,039	342	2,381
Depreciation and amortization	5,738	2,007	7,745
Segment profit (loss)	3,133	(1,055)	2,078
Segment assets	205,645	35,031	240,676
Capital expenditures	11,154	3,391	14,545

Nine months ended September 30, 2002:
Sales to external customers	$311,453	$10,631	$322,084
Intersegment sales	2,780	(2,780)	—
Interest expense	2,076	71	2,147
Depreciation and amortization	4,033	2,001	6,034
Segment profit (loss)	3,268	(1,711)	1,557
Segment assets	208,855	8,700	217,555
Capital expenditures	8,064	282	8,346
Nine months ended September 30, 2003:
Sales to external customers	$747,270	$15,750	$763,020
Intersegment sales	5,492	(5,492)	—
Interest expense	1,933	45	1,978
Depreciation and amortization	7,205	2,096	9,301
Segment profit	4,630	1,725	6,355
Segment assets	337,746	13,485	351,231
Capital expenditures	20,512	6,623	27,135

(16) Quarterly Financial Data (Unaudited)

      Summarized unaudited quarterly financial data is presented below.

	First		Second	Third	Fourth		Total
	(In thousands)
2001:(1)
Revenues	$81,725		$123,942	$83,913	$97,446		$387,026
Operating income(2)	2,901		3,254	4,906	5,702		16,763
Net income (loss)	1,149		79	514	(4,473	)(3)	(2,731)
2002:(1)
Revenues	$80,993		$126,480	$114,611	$130,409		$452,493
Operating income(2)	4,681		5,468	6,182	5,934		22,265
Net income (loss)	(119)	(4)	189	1,028	4,484	(5)	5,582

(1)
The Company stopped amortizing goodwill effective January 1, 2002 with the adoption of SFAS No. 142. See Note 2(j).

(2)
Operating income is defined as revenues less purchased gas less operating expenses.

(3)
Included in the 2001 fourth quarter results is a charge of $5.8 million related to Enron write-offs as discussed in footnote 11, and an impairment of $2.9 million related to the impairment of certain intangible assets associated with an asset no longer owned by the Partnership.

(4)
Included in the 2002 first quarter results is an impairment charge of $3.2 million related to the impairment of certain intangibles related to gas plants.

(5)
Included in the 2002 fourth quarter results is an impairment of $1.0 million related to the impairment of certain intangibles related to gas plants and an $11.1 million (before taxes) gain related to the issuance of additional common units in the Partnership's 2002 offering of common units.

SCHEDULE I

CROSSTEX ENERGY, INC. (PARENT COMPANY)
CONDENSED BALANCE SHEETS
(In thousands)

	December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$—	$2,500
Federal income tax refund receivable	400	400
Prepaid expenses and other	299	—

Total current assets	699	2,900

Investment in the Partnership	43,448	63,244
Investment in subsidiary	—	8,488

Total assets	$44,147	$74,632

Liabilities and Stockholders' Equity
Current liabilities:
Accrued taxes payable	$—	$—
Preferred dividend payable	—	3,021
Stock based compensation liability	—
Payable to the Partnership	—	104
Other accrued liabilities	—

Total current liabilities	—	3,125

Deferred tax liability	1,906	9,023
Stockholders' equity:
Convertible preferred stock	32	172
Common stock	19	19
Additional paid-in capital	50,882	64,783
Retained earnings	(4,523)	(1,962)
Treasury stock, at cost	—	—
Other comprehensive income	92	(528)
Notes receivable from stockholders	(4,261)	—

Total stockholders' equity	42,241	62,484

Total liabilities and stockholders' equity	$44,147	$74,632

See "Notes to Consolidated Financial Statements" of Crosstex Energy, Inc. included in this report.

Schedule I (continued)

CROSSTEX ENERGY, INC. (PARENT COMPANY)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands except share data)

		Years Ended December 31,
	Eight Months Ended December 31, 2000
		2001	2002
Operating income and expenses:
Income (loss) from investment in the Partnership	$1,551	$(4,025)	$1,903
Income (loss) from investment in subsidiary	—	—	(11)
General and administrative	—	—	(150)

Operating income (loss)	1,551	(4,025)	1,742

Other income (expense):
Interest income	0	—	337
Other expense	0	—	(100)
Gain on issuance of units in the Partnership	—	—	11,054
Income tax provision benefit (expense)	(679)	1,294	(7,451)

Total other income and expense	(679)	1,294	3,840

Net income (loss)	$872	$(2,731)	$5,582

Earnings per share:
Basic	$0.09	$(2.50)	$1.36

Diluted	$0.09	$(2.50)	$0.98

See "Notes to Consolidated Financial Statements" of Crosstex Energy, Inc. included in this report.

Schedule I (continued)

CROSSTEX ENERGY, INC. (PARENT COMPANY)
CONDENSED STATEMENTS OF CASH FLOW
(In thousands)

		Years Ended December 31,
	Eight Months Ended December 31, 2000
		2001	2002
Cash flows from operating activities:
Net income (loss)	$872	$(2,731)	$5,582
Adjustments to reconcile net income (loss) to net cash flow provided by (used in) operating activities:
Income (loss) from investment in the Partnership	(1,551)	4,025	(1,903)
Income (loss) from investment in subsidiary	—	—	11
Deferred taxes	379	(994)	7,451
Stock-based compensation		—	41
Gain on issuance of units in the Partnership	—	—	(11,054)
Changes in assets and liabilities:
Accounts receivable	—	(400)	—
Prepaid expenses and other	(101)	(198)	299
Accounts payable and other accrued liabilities	200	(200)	46

Net cash provided by (used in) operating activities	(201)	(498)	473
Cash flows from investing activities:
Investment in the Partnership	(16,734)	(4,964)	(14,000)
Distributons from the Partnership	—	442	2,500
Investment in subsidiary	—	—	—

Net cash used in investing activities	(16,734)	(4,522)	(11,500)
Cash flows from financing activities:
Issuance of preferred stock	16,935	5,020	14,000
Increase in shareholder note receivables	—	—	(473)

Net cash provided by financing activities	16,935	5,020	13,527
Net increase (decrease) in cash	—	—	2,500
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$2,500

See "Notes to Consolidated Financial Statements" of Crosstex Energy, Inc. included in this report.

SCHEDULE II

CROSSTEX ENERGY, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2002:
For doubtful receivables classified as noncurrent assets	$5,776	—		—	—	$5,776
Year Ended December 31, 2001:
For doubtful receivables classified as noncurrent assets	$—	5,776	(a)	—	—	$5,776
Year Ended December 31, 2000:
For doubtful receivables	$—	—		—	—	$—

(a)
Allowance for doubtful receivables on energy trading contracts related to natural gas marketing, substantially all of which relates to estimated losses from Enron claims. See Note 11 to Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Duke Energy Field Services, LLC
Denver, Colorado

        We have audited the accompanying Statement of Revenues and Direct Operating Expenses (the "Carve-Out Financial Statement") of the Assets, as defined in the purchase and sale agreement between Duke Energy Field Services, L.P. ("DEFS") and Crosstex Energy, L.P. dated April 29, 2003 (the "Agreement") for the year ended December 31, 2002. The Carve-Out Financial Statement is the responsibility of DEFS' management. Our responsibility is to express an opinion on the Carve-Out Financial Statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Carve-Out Financial Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Carve-Out Financial Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Carve-Out Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying Carve-Out Financial Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form S-1 of Crosstex Energy, Inc.) as described in Note 1 to the Carve-Out Financial Statement and is not intended to be a complete presentation of the Revenues and Direct Operating Expenses of the Assets, as defined in the Agreement.

        In our opinion, such Carve-Out Financial Statement presents fairly, in all material respects, the Revenues and Direct Operating Expenses described in Note 1 to the Carve-Out Financial Statement for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado
June 30, 2003

CERTAIN MID-STREAM ASSETS

OF DUKE ENERGY FIELD SERVICES, L.P.

STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002 AND SIX MONTHS ENDED

JUNE 30, 2003 AND JUNE 30, 2002

		Six Months Ended
	Year Ended December 31, 2002	June 30, 2003	June 30, 2002
		Unaudited	Unaudited
REVENUES	$137,255,152	$106,321,913	$60,630,800
GAS AND PETROLEUM PURCHASES	(120,966,588)	(97,838,288)	(53,617,230)

Gross margin	16,288,564	8,483,625	7,013,570
DIRECT OPERATING EXPENSES:
Operating costs	(5,281,663)	(3,097,643)	(2,369,862)
Impairment	(6,899,998)	—	—
Depreciation	(4,277,105)	(1,923,778)	(2,082,657)

Total direct operating expenses	(16,458,766)	(5,021,421)	(4,452,519)
(EXCESS OF DIRECT OPERATING EXPENSES OVER REVENUES) EXCESS OF REVENUES OVER DIRECT OPERATING EXPENSES	$(170,202)	$3,462,204	$2,561,051

See notes to Carve-Out Financial Statement.

CERTAIN MID-STREAM ASSETS OF

DUKE ENERGY FIELD SERVICES, L.P.

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002 AND

THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED) AND JUNE 30, 2002 (UNAUDITED)

1. BASIS OF PRESENTATION

        In April 2003, Crosstex Energy Services, L.P. ("Crosstex") signed an agreement to acquire from Duke Energy Field Services, L.P. ("DEFS") certain mid-stream assets (the "assets"), as defined in the Purchase and Sale Agreement between DEFS and Crosstex dated April 29, 2003 ("the Agreement") for approximately $67.3 million. The acquired assets include a gas processing plant, two pipelines and two gathering systems. The acquired assets also include a 12.4% undivided interest in a gas processing plant, the revenues and expenses of which are reported on a proportionate gross basis. The acquisition closed on June 30, 2003.

        The Statement of Revenues and Direct Operating Expenses associated with the assets was derived from DEFS accounting records. Certain expense items not directly associated with the assets, such as interest, income taxes, corporate overhead and hedging activities, were not recorded in the accounting records of the assets. Any allocation of such costs would be arbitrary and would not be indicative of what such costs actually would have been had the asset been operated as a stand-alone entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates—Conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Statement of Revenues and Direct Operating Expenses. Although these estimates are based on management's best available knowledge of current and expected future events, actual results could be different from those estimates.

        Revenue Recognition—Revenues are recognized on sales of natural gas and petroleum products in the period of delivery and transportation revenues in the period the services are provided. For gas processing services, cash or commodities are received as payment depending on the type of contract, at the time the processing occurs. Under "percentage-of-proceeds" contracts, fees are paid in the form of a percentage of the recovered natural gas liquids, which are sold into the market. Under "processing fee" contracts, processing fees are paid in the form of cash.

        Depreciation—Depreciation is computed using the straight-line method over the estimated useful life of the individual assets.

        Gas Imbalance Accounting—Quantities of natural gas over-delivered or under-delivered related to imbalance agreements with producers or pipelines are recorded monthly using then current index prices or the weighted-average prices of natural gas at the plant or system. These balances are settled with cash or deliveries of natural gas.

        Impairment of Long-Lived Assets—The recoverability of long-lived assets is reviewed when circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from use of such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the year ended December 31, 2002, an impairment charge of approximately $6.9 million was recorded.

        New Accounting Pronouncement—In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money until the obligation is settled. DEFS adopted the provisions of SFAS No. 143 as of January 1, 2003, which did not have a material effect on the Statement of Revenues and Direct Operating Expenses.

3. RELATED PARTY TRANSACTIONS

        Revenues include sales, primarily residue gas, totaling approximately $8.1 million, $6.1 million, and $3.1 million for the year ended December 31, 2002, and the six months ended June 30, 2003 and June 30, 2002, respectively, to Duke Energy Trading and Marketing, L.L.C. ("DETM"), an affiliate of DEFS. Gas and petroleum purchases include purchases from DETM of approximately $0.7 million for the year ended December 31, 2002 and were insignificant for the six months ended June 30, 2003 and 2002.

APPENDIX A

GLOSSARY OF TERMS

        adjusted operating surplus:    For any period, operating surplus generated during that period is adjusted to:

  (a)
  decrease operating surplus by:

  (1)
  any net increase in working capital borrowings with respect to that period; and

  (2)
  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made during that period; and

  (b)
  increase operating surplus by:

  (1)
  any net decrease in working capital borrowings with respect to that period; and

  (2)
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) or the definition of operating surplus.

        available cash:    For any quarter ending prior to liquidation:

  (a)
  the sum of

  (1)
  all cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand at the end of that quarter; and

  (2)
  all additional cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

  (b)
  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

  (1)
  provide for the proper conduct of the business of Crosstex Energy, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Crosstex Energy, L.P. and its subsidiaries) after that quarter;

  (2)
  comply with applicable law or any debt instrument or other agreement or obligation to which Crosstex Energy, L.P. or any of its subsidiaries is a party or its assets are subject; and

  (3)
  provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Crosstex Energy, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Crosstex Energy, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

        btu:    British Thermal Units.

        capital account:    The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Crosstex Energy, L.P. held by a partner.

        capital surplus:    All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

        closing price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the general partner.

        common unit arrearage:    The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

        current market price:    For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

        gpm:    Gallons per minute.

        incentive distribution right:    A non-voting limited partner partnership interest issued to the general partner in connection with the formation of the partnership. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

        incentive distributions:    The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner's aggregate 2% general partner interest.

        interim capital transactions:    The following transactions if they occur prior to liquidation:

  (a)
  borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Crosstex Energy, L.P. or any of its subsidiaries;

  (b)
  sales of equity interests by Crosstex Energy, L.P. or any of its subsidiaries;

  (c)
  sales or other voluntary or involuntary dispositions of any assets of [Crosstex Energy, L.P.] or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

        MMBtu:    One million British Thermal Units.

        Mcf:    One thousand cubic feet of natural gas.

        Mcf/d:    One thousand cubic feet per day.

        MMBtu/d:    One million British Thermal Units per day.

        NGLs:    Natural gas liquids which consist primarily of ethane, propane, isobutane, normal butane and natural gas.

        operating expenditures:    All expenditures of Crosstex Energy, L.P. and our subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

  (a)
  Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

  (b)
  Operating expenditures will not include:

  (1)
  capital expenditures made for acquisitions or for capital improvements;

  (2)
  payment of transaction expenses relating to interim capital transactions; or

  (3)
  distributions to partners.

        operating surplus:    For any period prior to liquidation, on a cumulative basis and without duplication:

  (a)
  the sum of

  (1)
  $8.9 million plus all the cash of Crosstex Energy, L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

  (2)
  all cash receipts of Crosstex Energy, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

  (3)
  all cash receipts of Crosstex Energy, L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

  (b)
  the sum of:

  (1)
  operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

  (2)
  the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Crosstex Energy, L.P. and our subsidiaries or disbursements on behalf of a member of Crosstex Energy, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

        subordination period:    The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

  (a)
  the first day of any quarter on or after December 31, 2007 for which:

  (1)
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

  (2)
  the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on the general partner interests in Crosstex Energy, L.P.; and

  (3)
  there are no outstanding cumulative common units arrearages.

  (b)
  the date on which the general partner is removed as general partner of Crosstex Energy, L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of the removal.

        throughput:    The volume of gas transported or passing through a pipeline or other facility.

        units:    refers to both common units and subordinated units, but not the general partner interest.

        working capital borrowings:    Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

         You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Capitalization
Dilution
Dividend Policy
Selected Historical and Pro Forma Financial and Operating Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Security Ownership of Management and Selling Stockholders
Certain Relationships and Related Transactions
Description of our Capital Stock
Material Provisions of Partnership Agreement of Crosstex Energy, L.P.
Shares Eligible for Future Sale
Material Federal Income Tax Consequences
Underwriting
Legal Matters
Experts
Where You Can Find More Information

Appendix A—Glossary of Terms

        Until February 7, 2004 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2,306,000 Shares

Crosstex Energy, Inc.
Common Stock

PROSPECTUS

A.G. Edwards & Sons, Inc.
Raymond James
RBC Capital Markets

January 13, 2004